SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2004.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

Table of Documents Filed

Page
English translation of annual financial report (yukashoken houkokusho) of ORIX Corporation filed with the Kanto Financial Bureau and the Tokyo Stock Exchange in Japan on June 28, 2004. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the fiscal year ended March 31, 2003 and 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation
Date: July 26, 2004	By	/s/ Shunsuke Takeda Shunsuke Takeda Director Deputy President and CFO ORIX Corporation

THE CONSOLIDATED FINANCIAL INFORMATION

1.	On June 28, 2004, ORIX Corporation (“the Company”) filed its annual financial report (yukashoken houkokusho) with the Kanto Financial Bureau and the Tokyo Stock Exchange in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the fiscal year ended March 31, 2003 and 2004 (“Fiscal 2003” and “Fiscal 2004”).

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

SECTION I

1.	Information on the Company and its subsidiaries

(1)	Consolidated Financial Highlights

	Millions of yen
Year ended March 31,	2003	2004
Total Revenues	681,820	720,773
Income before Income Taxes	45,179	102,157
Net Income	30,243	54,020
Shareholders’ Equity	505,458	564,047
Total Assets	5,931,067	5,624,957
Shareholders’ Equity Per Share (yen)	6,039.43	6,739.64
Basic Earnings Per Share (yen)	361.44	645.52
Diluted Earnings Per Share (yen)	340.95	607.52
Shareholders’ Equity Ratio (%)	8.52	10.03
Return on Equity (%)	6.00	10.10
Per Share Earning Ratio (times)	16.88	17.83
Cash Flows from Operating Activities	210,150	152,812
Cash Flows from Investing Activities	182,950	123,978
Cash Flows from Financing Activities	(542,040)	(328,284)
Cash and Cash Equivalents at End of Year	204,677	152,235
Number of Employees	11,833	12,481

(Note) 1.	Consumption tax is excluded from the stated amount of total revenues.

2.	As a result of the recording of income from “Discontinued Operations” in fiscal 2004 based on FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we reclassified certain items retroactively to the prior years.

3.	“Income before Income Taxes” as used throughout the report refers to “Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes.”

(2)	Overview of Activities

     The ORIX group consists of ORIX Corporation (“The Company”), 200 subsidiaries and 74 affiliates and is developing various operations. The main contents of each operation and the positioning of ORIX Corporation and its subsidiaries are given below.

     The following classification is the same as that used in the classification of information by segment.

(a)	Corporate Financial Services

     This business centers on direct financing leases and installment loans, other than real estate loans, to corporate customers as well as the sale of a variety of financial products and other fee business.

[Major related companies]

ORIX Corporation, ORIX Alpha Corporation, ORIX Auto Leasing Corporation, IFCO Inc., Nittetsu Lease Co., Ltd.

(b)	Rental Operations

     This business includes the rental of precision measuring equipment and personal computers to corporate customers as well as automobile rental operations.

[Major related companies]

ORIX Rentec Corporation, ORIX Rent-A-Car Corporation

(c)	Real Estate-Related Finance

     This business encompasses real estate loans to corporate customers and housing loans. ORIX is also expanding its business involving loan servicing, commercial mortgage-backed securities (“CMBS”), and Real Estate Investment Trust (“REITs”).

[Major related companies]

ORIX Corporation, ORIX Trust and Banking Corporation, ORIX Asset Management & Loan Services Corporation

(d)	Real Estate

     This business consists principally of residential condominium development and office rental activities as well as the operation of hotels, golf courses, corporate dormitories and a training facility and building maintenance.

[Major related companies]

ORIX Corporation, ORIX Facilities Corporation, ORIX Real Estate Corporation

(e)	Life Insurance

     This segment consists of direct and agency life insurance sales and related activities.

[Major related companies]

ORIX Life Insurance Corporation

(f)	Other

     The other segment encompasses securities brokerage, venture capital operations, consumer card loan operations, and new businesses.

[Major related companies]

ORIX Corporation, ORIX Credit Corporation, ORIX Capital Corporation, ORIX Securities Corporation, ORIX Baseball Club Co., Ltd., ORIX COMMODITIES Corporation, ORIX Investment Corporation

(g)	The Americas

     Principal businesses in the Americas segment are direct financing leases, corporate loans, securities investment, CMBS-related business, and real estate development.

[Major related companies]

ORIX USA Corporation, Stockton Holdings Limited

(h)	Asia and Oceania

     Principal businesses in Asia and Oceania involve direct financing leases, operating leases for transportation equipment, corporate loans and securities investments.

[Major related companies]

ORIX Asia Limited, ORIX Investment and Management Private Limited, ORIX Taiwan Corporation, PT. ORIX Indonesia Finance, ORIX Leasing Malaysia Berhad, ORIX Australia Corporation Limited, ORIX Leasing Pakistan Limited, ORIX Leasing Singapore Limited,

INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED

(i)	Europe

     Principal businesses in Europe center on aircraft operating lease, corporate loans and securities investments.

[Major related companies]

     ORIX Europe Limited, ORIX Ireland Limited, ORIX Aviation Systems limited

(3)	List of Consolidated Subsidiaries and Affiliates

(a)	Consolidated subsidiaries

Japan

			Relation with ORIX Corporation
Name			Interlock			Leasing and
Address		% of	of		Business	rental transaction
Business	Capital	ownership	directors	Borrowing	transactions	of equipment
	(Millions of yen)			(Millions of yen)
ORIX Auto Leasing Corporation	500	100	Yes	85,989	None	Company cars,
Minato-ku, Tokyo						Office equipment
Automobile leasing
ORIX Rentec Corporation	730	100	Yes	25,352	Sale, rental	OA
Shinagawa-ku, Tokyo		(1)			and purchase	equipment
Precision measuring & office					of measuring
equipment rentals					equipment
ORIX Alpha Corporation	1,860	100	Yes	101,400	Purchase	OA
Shinjuku-ku, Tokyo		(4)			of lease	equipment
Leasing, lending					equipments
IFCO Inc.	6,000	80	Yes	51,562	None	OA
Minato-ku, Tokyo Automobile leasing						equipment
Nittetsu Lease Co., Ltd.	4,000	90	Yes	13,700	None	None
Koto-ku, Tokyo Leasing
ORIX Credit Corporation	1,170	100	Yes	168,048	None	Office equipment
Shinagawa-ku, Tokyo		(7)
Consumer loans
ORIX Club Corporation	525	100	Yes	52,031	None	Office equipment
Shinagawa-ku, Tokyo		(24)
Consumer loans
ORIX Rent-A-Car Corporation	600	100	Yes	13,500	None	Company cars,
Shinagawa-ku, Tokyo		(12)				Office equipment
Automobile rentals
ORIX Real Estate Corporation	200	100	Yes	164,828	Consignment	Office equipment
Minato-ku, Tokyo					of real estate
Real estate development & management					related
					business
ORIX Facilities Corporation	858	85	Yes	31	None	None
Shimogyo-ku, Kyoto-shi Building maintenance services
ORIX Securities Corporation	530	100	Yes	11,000	None	Office equipment
Chuo-ku, Tokyo		(41)
Securities brokerage & online trading

			Relation with ORIX Corporation
Name			Interlock			Leasing and
Address		% of	of		Business	rental transaction
Business	Capital	ownership	directors	Borrowing	transactions	of equipment
	(Millions of yen)			(Millions of yen)
ORIX Life Insurance Corporation	15,000	100	Yes	9,150	Agency of	Office equipment,
Shinjuku-ku, Tokyo		(23)			sale of life	Office rental
Life insurance					insurance
ORIX Trust and Banking Corporation	30,000	100	Yes	—	None	Office equipment
Chuo-ku, Tokyo Trust & banking services, housing loans
ORIX Capital Corporation	300	100	Yes	—	None	Office equipment
Minato-ku, Tokyo Venture capital
ORIX Investment Corporation	1,000	100	Yes	—	None	None
Minato-ku, Tokyo Alternative investment
ORIX COMMODITIES Corporation	500	100	Yes	—	None	Office equipment
Minato-ku, Tokyo		(100)
Securities & futures trading
ORIX Asset Management & Loan Services Corporation	500	100	Yes	59,700	None	None
Minato-ku, Tokyo Loan servicing
ORIX Baseball Club Co., Ltd.	100	100	Yes	5,899	None	Office equipment
Chuo-ku, Kobe-shi Professional baseball team management
Others (97 companies)

The Americas

Relation with ORIX Corporation
Name			Interlock			Leasing and
Address		% of	of		Business	rental transaction
Business	Capital	ownership	directors	Borrowing	transactions	of equipment
(Millions of yen)
ORIX USA Corporation New York, NY, USA Corporate finance, leasing, real estate-related operations	(US$’000) 30,016	100	Yes	87,276	None	None
Others (26 companies)

Asia and Oceania

			Relation with ORIX Corporation
Name			Interlock			Leasing and
Address		% of	of		Business	rental transaction
Business	Capital	ownership	directors	Borrowing	transactions	of equipment
				(Millions of yen)
ORIX Asia Limited	(US$’000)	100	Yes	—	None	None
Hong Kong, China	32,000
Leasing, investment banking
ORIX Investment and Management	(S$’000)
Private Limited	3,000
Singapore	(US$’000)
Venture capital	112,000	100	Yes	—	None	None

			Relation with ORIX Corporation
Name			Interlock			Leasing and
Address		% of	of		Business	rental transaction
Business	Capital	ownership	directors	Borrowing	transactions	of equipment
				(Millions of yen)
ORIX Taiwan Corporation	(NT$’000)	95	Yes	—	None	None
Taipei, Taiwan	220,000
Leasing, hire purchase
PT. ORIX Indonesia Finance	(Million of Rp)	83	Yes	—	None	None
Jakarta, Indonesia	420,000
Leasing, automobile leasing
ORIX Leasing Malaysia Berhad	(RM’000)	80	Yes	6,246	None	None
Kuala Lumpur, Malaysia	50,000
Leasing, lending, hire purchase
ORIX Australia Corporation Limited	(A$’000)	100	Yes	—	None	None
Sydney, Australia	30,000
Leasing, automobile leasing and rentals
Others (38 companies)

Europe

			Relation with ORIX Corporation
Name			Interlock			Leasing and
Address		% of	of		Business	rental transaction
Business	Capital	ownership	directors	Borrowing	transactions	of equipment
				(Millions of yen)
ORIX Europe Limited	(STG’000)	100	Yes	7,810	None	None
London, U.K.	15,500
Corporate finance
ORIX Ireland limited	(US$’000)	100	Yes	—	None	None
Dublin, Ireland	2,000
Corporate finance, accounting	(STG’000)
& administration services	2,000
ORIX Aviation Systems Limited	(US$’000)	100	Yes	21,668	None	None
Dublin, Ireland	300
Aircraft leasing
Others (11 companies)

(b)	Companies accounted for by the equity method

			Relation with ORIX Corporation

Name			Interlock			Leasing and
Address		% of	of	Installment	Business	rental transaction
Business	Capital	ownership	directors	loans	transactions	of equipment
				(Millions of yen)
Casco Co., Ltd.	(Millions	40	Yes	667	None	Office equipment
Chuo-ku, Osaka-shi	of yen)
Consumer loans	1,000
The Fuji Fire and Marine Insurance	(Millions				Agency of
Company Limited	of yen)	22	Yes	—	sale of	Office equipment
Chuo-ku, Osaka-shi	41,334				casualty
Fire and casualty insurance					insurance
ORIX JREIT Inc.	(Millions	14	None	—	Agency of	None
Minato-ku, Tokyo	of yen)				sale of
Real estate investment trust	61,700				real estate
Stockton Holdings Limited	(US$’000)	29	Yes	—	None	None
Bermuda	5	(21)
Future trading, reinsurance

			Relation with ORIX Corporation

Name			Interlock			Leasing and
Address		% of	of	Installment	Business	rental transaction
Business	Capital	ownership	directors	loans	transactions	of equipment
				(Millions of yen)
ORIX Leasing Pakistan Limited	(PRs 000)	49	Yes	—	None	None
Karachi, Pakistan	604,161
Leasing, Automobile leasing, lending
ORIX Leasing Singapore Limited	(S$’000)	50	Yes	—	None	None
Singapore	3,000
Leasing, hire purchase
INFRASTRUCTURE LEASING &	(Millions
FINANCIAL SERVICES LIMITED	of IND.RP)	21	Yes	—	None	None
Bombay, India	1,072
Investment banking, corporate finance
Korea Life Insurance Co., Ltd.	(Millions	17	None	—	None	None
Seoul, South Korea	of Won)	(17)
Life insurance	3,550,000
Others (66 companies)

Notes:

1.	Total revenue of ORIX Life Insurance Corporation is more than 10% of that in the consolidated financial statements, excluding intercompany transactions. Condensed financial information of the company based on disclosure requirement under Japanese GAAP is omitted since the company result is shown in life insurance segment independently.

2.	Total revenue of ORIX Real Estate Corporation is more than 10% of that in the consolidated financial statements, excluding intercompany transactions. Condensed financial information of the company based on disclosure requirement under Japanese GAAP is as follows.

Millions of yen
Total Revenues	115,740
Income before Income Taxes	17,465
Net income	10,380
Shareholders’ Equity	22,160
Total Assets	222,548

3.	Parenthetic figures in % of ownership show indirect ownership. Figures are rounded off to the nearest whole number.

4.	The Fuji Fire and Marine Insurance Company Limited and ORIX JREIT Inc. file annual reports in accordance with Japanese GAAP.

(4)	Number of Employees

     The following table shows the total of number of employees in the Company and its subsidiaries as of March 31, 2004:

Segment name	Number of employees
Corporate Financial Services	2,779
Rental Operations	1,517
Real Estate-Related Finance	875
Real Estate	1,055
Life Insurance	519
Other	1,968

Domestic operations subtotal	8,713

Segment name	Number of employees
The Americas	664
Asia and Oceania	1,780
Europe	112

Foreign operations subtotal	2,556

Other administration sections	1,212

Total	12,481

2.	Financial Results

(1)	Economic Environment

     Although the world economy was unstable in the first part of the fiscal year ended March 31, 2004, from the middle of this fiscal year, we began to see signs of a global economic recovery. In the United States, tax breaks and loose monetary policy helped boost consumer consumption and spending on housing, while capital expenditures also increased helping to spur the economy. In Europe, external demand supported a modest recovery, while Asia experienced strong economic growth thanks to exports against the backdrop of continued economic growth in China and recovery in demand in information technology-related industries. In Japan, strong export growth combined with the effects of corporate restructuring helped to raise corporate profits, and we also saw some signs of an improvement in consumer spending. An increase in stock prices and signs of an end to falling property prices in some areas of Tokyo were indications that Japan’s long period of economic stagnation may be coming to an end.

Financial Highlights:

Income before Income Taxes (*)	(Y) 102,157 million	(Up 126% year on year)
Net Income	(Y) 54,020 million	(Up 79% year on year)
Earnings Per Share (Basic)	(Y) 645.52	(Up 79% year on year)
Earnings Per Share (Diluted)	(Y) 607.52	(Up 78% year on year)
Shareholders’ Equity Per Share	(Y) 6,739.64	(Up 12% year on year)
ROE (%)	10.1%	(March 31, 2003: 6.0%)
ROA (%)	0.93%	(March 31, 2003: 0.49%)

(*)	“Income before Income Taxes” as used throughout the report represents “Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes.”

Revenues: (Y) 720,773 million (Up 6% year on year)

     Revenues from “direct financing leases” and “interest on loans and investment securities” fell compared to the previous year as a result of a lower balance of assets as we maintained strict credit evaluations and continued to focus on the profitability of each transaction. “Life insurance premiums and related investment income” were also down due to the continued shift to high-margin insurance products. On the other hand, revenues from “operating leases” increased due to improvements in our precision measuring equipment rental and automobile rental businesses, while “gains on sales of real estate under operating leases” also increased. In addition, “residential condominium sales” increased due to the increase in the number of condominiums sold to buyers. Brokerage commissions in “brokerage commissions and net gains on investment securities” also increased as a result of improvements in the stock markets in Japan and net gains on the sale of investment securities rose due to improved stock and bond markets in Japan and the United States. We also saw growth in “other operating revenues” due to increases in contributions from building maintenance operations and from the revenues from companies in which we have invested as part of our corporate rehabilitation business. As a result, revenues increased 6% to (Y) 720,773 million compared with the previous fiscal year.

Expenses: (Y) 635,998 million (Down 1% year on year)

     In addition to a decline of (Y) 38,337 million in “write-downs of long-lived assets,” “interest expense” declined due mainly to lower levels of operating assets and the resulting lower levels of debt in Japan and overseas. In addition, “life insurance costs” fell in line with the decline in revenues, while “provision for doubtful receivables and probable loan losses” and “write-downs of securities” declined. “Depreciation— operating leases” increased as a result of an increase in investment in operating leases, and “costs of residential condominium sales” and “other operating expenses” rose in line with the increase in revenues. “Selling, general and administrative expenses” rose due mainly to the increase in the number of consolidated companies. These factors contributed to a decrease in overall expenses of 1% year on year to (Y) 635,998 million.

Net Income: (Y) 54,020 million (Up 79% year on year)

     Operating income was (Y) 84,775 million, an increase of 129% over the previous fiscal year. “Equity in net income of affiliates” increased 189% to (Y) 17,924 million due in large part to the contribution from Korea Life Insurance Co., Ltd., which included the recognition of certain deferred tax assets (refer to “(3) Additional Information”). As a result, “income before income taxes” rose 126% to (Y) 102,157 million and “net income” increased 79% to (Y) 54,020 million compared with the previous fiscal year.

Operating Assets: (Y) 4,849,194 million (Down 6% year on year)

     As a result of the careful selection of new assets, the sale of some assets and the appreciation of the Japanese yen against the U.S. dollar, operating assets declined 6% to (Y) 4,849,194 million compared with March 31, 2003.

Segment Information

Operations in Japan

Corporate Financial Services: The automobile leasing operations continued to perform well during the fiscal year, however, profits were down to (Y) 43,787 million compared to (Y) 44,158 million in the previous fiscal year as a result of fewer gains from securitization.

Rental Operations: Segment profits increased to (Y) 9,342 million compared to (Y) 4,402 million in the previous fiscal year due to improved profitability of the precision measuring and other equipment rental operations.

Real Estate-Related Finance: The segment saw a continued strong contribution from consumer housing loans and corporate loans, including non-recourse loans, while the loan servicing operations also made contributions. However, (Y) 3,174 million of gains from the listing and sale of shares in a J-REIT were recorded in the previous fiscal year and profits decreased to (Y) 18,102 million compared to (Y) 19,572 million in the previous fiscal year.

Real Estate: Revenues from condominium development and building maintenance continued to grow. In addition, gains from the sale of office buildings under operating leases contributed to earnings. In the fiscal year ended March 31, 2003, we also recorded (Y) 50,682 million in write-downs of certain real estate assets. As a result, profits in the fiscal year ended March 31, 2004 were (Y) 6,244 million compared to a loss of (Y) 39,441 million in the previous fiscal year.

Life Insurance: “Life insurance premiums and related investment income” were lower as a result of the continued shift to high-margin insurance products, but “life insurance costs” for policy reserves and related expenses also declined, resulting in an increase in profits to (Y) 5,382 million from (Y) 4,791 million in the previous fiscal year.

Other: The consumer card loan operations continued to contribute to earnings. The securities brokerage business also benefited from improvements in the Japanese stock markets, while both venture capital operations and equity method affiliates contributed to earnings. As a result, profits rose to (Y) 10,079 million compared to (Y) 8,452 million in the previous fiscal year.

Overseas Operations

The Americas: Segment profits improved to (Y) 7,601 million compared to (Y) 1,332 million in the previous fiscal year due largely to fewer “write-downs of securities” and lower “provision for doubtful receivables and probable loan losses.”

Asia and Oceania: Contributions from automobile leasing and corporate lending of a number of companies in the region, in addition to an increase in “equity in net income of affiliates” from Korea Life Insurance Co., Ltd (refer to “(3) Additional Information”), resulted in a rise in segment profits to (Y) 17,848 million compared to (Y) 9,765 million in the same period of the previous fiscal year.

Europe: A segment loss of (Y) 1,252 million was recorded compared to a loss of (Y) 736 million in the previous fiscal year due largely to the recording of losses on certain equity method investments.

(2)	Summary of Cash Flows

     Cash and cash equivalents in fiscal 2004 decreased by 26%, or (Y) 52,442 million, to (Y) 152,235 million from fiscal 2003, due primarily to a lower level of net proceeds from securitization of lease and loan receivables compared with fiscal 2003 and a continuing repayment of debts due to the decrease of operating assets.

     Net cash provided by operating activities declined by (Y) 57,338 million, to (Y) 152,812 million, in fiscal 2004 compared to (Y) 210,150 million in fiscal 2003. While net income increased by (Y) 23,777 million, to (Y) 54,020 million in fiscal 2004, compared with (Y) 30,243 million, the decrease in net cash provided by operating activities is mainly due to a decrease in write-downs of long-lived assets and write-downs of securities, which are expenses not associated with cash payments, and a decrease of equity in net (income) loss of affiliates contributed from investment in KLI. In addition, a decrease of (Y) 15,771 million in policy liabilities in fiscal 2004, compared with an increase of (Y) 5,889 million in fiscal 2003, is another reason.

     Net cash provided by investing activities decreased by (Y) 58,972 million, to (Y) 123,978 million, in fiscal 2004 compared to (Y) 182,950 million in fiscal 2003. While cash outflows for the purchase of lease equipment, installment loans made to customers, and the purchase of available-for-sale securities all declined as a result of lower business volumes in comparison with fiscal 2003, inflows also declined due primarily to a decrease in net proceeds from securitization of lease and loan receivables and a reduction in proceeds from sales of available-for-sale securities.

     Net cash used in financing activities in fiscal 2004 was (Y) 328,284 million, compared to (Y) 542,040 million in fiscal 2003, due primarily to a lower level debt repayment resulting from the reduced level of operating assets.

     (Note) Consumption tax is excluded from the stated amounts as described above.

(3)	Additional Information

     “Equity in net income of affiliates” for the fiscal year ended March 31, 2004 included (Y) 10,047 million from Korea Life Insurance Co., Ltd., or KLI. This amount included ORIX’s proportionate interest in the ordinary operating results of KLI and our proportionate interest in the recognition of deferred tax assets of (Y) 5,380 million attributable to a change in tax rules in Korea.

     The change in Korean tax rules in May 2003 will enable KLI to apply certain historical losses to reduce future taxable income. As a result of this change, KLI recorded a tax benefit in earnings and a corresponding deferred tax asset in the first quarter of our fiscal year ended March 31, 2004. ORIX recorded a proportionate interest in income reported by KLI in the second quarter of our fiscal year ended March 31, 2004 in accordance with the Company’s policy of recording its equity in the income of KLI on a one-quarter lag basis.

     ORIX has plans to sell a portion of its interest in KLI in the future. However, no definitive agreements of sale have been arranged at the time of this announcement. The corresponding increase in the carrying value of ORIX’s ownership interest as a result of the recording of the above recognition of deferred tax assets in KLI is not necessarily reflective of an increase in the fair value of our equity interest in the event of a sale to a third party. Therefore, we believe that there is a possibility that we will be unable to sell our portion of KLI at or above the carrying value of our investment at the time of sale. In such an event, we will record a loss on the sale in the period in which a definitive agreement of sale is arranged.

(4)	Operating Results

(a)	Earnings Summary

Total revenues and profit (loss) by segment at March 31, 2003 and 2004 are as follows:

	Millions of yen
	2003		2004
	Total	Segment	Total	Segment
	revenues	profit (loss)	revenues	profit (loss)
Operations in Japan:
Corporate Financial Services	125,560	44,158	128,355	43,787
Rental Operations	67,655	4,402	74,370	9,342
Real Estate-Related Finance	51,589	19,572	54,792	18,102
Real Estate	104,454	(39,441)	143,451	6,244
Life Insurance	138,511	4,791	133,391	5,382
Other	61,238	8,452	73,986	10,079

Subtotal	549,007	41,934	608,345	92,936

Overseas Operations:
The Americas	57,909	1,332	47,294	7,601
Asia and Oceania	55,425	9,765	53,694	17,848
Europe	13,311	(736)	10,708	(1,252)

Subtotal	126,645	10,361	111,696	24,197

Difference between Segment Totals and Consolidated Amounts	6,168	(7,116)	732	(14,976)

Consolidated Amounts	681,820	45,179	720,773	102,157

(b)	New Business Volumes

     New business volumes of direct financing leases, installment loans, operating leases, investment in securities, other operating assets for the fiscal year ended March 31, 2003 and 2004 are as follows:

	Millions of yen
	2003	2004
Direct Financing Leases:
New receivables added	1,000,896	801,787
New equipment acquisitions	895,848	713,240
Installment Loans:
New loans added	1,268,170	1,124,276
Operating Leases:
New equipment acquisitions	173,567	189,737
Investment in Securities:
New securities added	231,294	122,066
Other Operating Assets:
New assets added	116,736	186,265

(c)	Operating Assets

     Operating assets by segment at March 31, 2003 and 2004 are as follows:

	2003		2004
		Composition		Composition
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Operations in Japan:
Corporate Financial Services	1,893,422	36.8	1,806,686	37.3
Rental Operations	144,397	2.8	147,231	3.0
Real Estate-Related Finance	931,513	18.1	909,019	18.7
Real Estate	303,838	5.9	309,558	6.4
Life Insurance	579,805	11.3	582,473	12.0
Other	387,978	7.6	412,505	8.5

Subtotal	4,240,953	82.5	4,167,472	85.9

Overseas Operations:
The Americas	618,148	12.0	472,595	9.7
Asia and Oceania	437,874	8.5	413,041	8.5
Europe	75,207	1.5	56,634	1.2

Subtotal	1,131,229	22.0	942,270	19.4

Difference between Segment Totals and Consolidated Amounts	(229,013)	(4.5)	(260,548)	(5.3)

Consolidated Amounts	5,143,169	100.0	4,849,194	100.0

(5)	Challenge for the future

     Following a protracted period of stagnation, Japan’s economy is increasingly showing signs of having bottomed out and appears to have finally entered a period of recovery. We will need to revise our cautious business outlook and make efforts to accelerate our growth.

     To achieve this goal, first we will proactively strengthen our customer network that we have built up over a long time. We have often begun our relationship with individual customers based on lease transactions, then used cross-selling to provide insurance, investment products, and other financial products and services. Nowadays, we have advanced to the point where we can offer our customers diverse solutions, such as those related to helping companies restructure their business and strengthen their financial positions. By evolving our services, we will fully integrate the wealth of knowledge that exists throughout ORIX, so that we can propose solutions that are tailored to meet the various needs of our customers throughout our nationwide sales network. By better meeting our customer needs, we can further strengthen our relationships of trust, which we believe allows us to proactively expand this most important customer network. Furthermore, in the process of developing this business model based on providing innovative solutions, we will attempt to expand service-added operations, such as automobile leasing with maintenance services and precision measuring instruments, and expand the services that are not strictly within the scope of financial services, such as building maintenance.

     Second, we will strengthen such operations as real estate-relating finance, M&A advisory, private equity and corporation rehabilitation services that relates to the new business opportunities and customer needs that have emerged as a result of macroeconomic changes and progress in implementing structural reforms in Japan. We can expect demand to keep growing due to the continued bipolarization of the performance of Japanese companies between the winners and the losers. Our goal is to further strengthen our position in these markets.

     In addition to operations in Japan, performance in ORIX’s business segments in the Americas and the Asia and Oceania regions has generally improved, and we intend to take the steps required to ensure that our overseas operations once again increase their contribution to overall earnings.

     Within the ever changing business environment, we will expand and create customer networks by taking advantage of our independent and dynamic corporate culture that has fostered a high degree of flexibility to adapt to change as well as aggressively take on new business challenges. We are confident that we will be able to maintain our strong position as a front-runner in financial services as we strive to survive and thrive in tomorrow and beyond.

(6)	Risk factors

     Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as all the other information in this annual financial report (yukashoken houkokusho), including, but not limited to, our consolidated financial statements and related. Our business, operating results and financial condition could be materially adversely affected by any of the factors discussed below or other factors. The trading prices of our securities could also decline due to any of these factors or other factors. Descriptions below also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, the risks faced by us described below and elsewhere in this annual financial report. These forward-looking statements are made only as of the date of this annual financial report.

(a)	Our business may continue to be adversely affected by economic conditions in Japan

     The Japanese economy has suffered from recession for much of the last decade. While some signs of improvement in the Japanese economy were seen in fiscal 2004, the credit quality of our customers and the value of our assets have been, and may continue to be, adversely affected by the weak Japanese economy.

     As a result of adverse economic conditions in Japan, we may be unable to originate more leases and loans and our nonperforming assets may increase, while our allowance for doubtful receivables on direct financing leases and probable loan losses may prove to be inadequate. Adverse economic conditions may prevent our customers from meeting their financial obligations, while the value of collateral securing our loans, equipment that we lease to customers, long-lived assets that we own and securities in which we invest may decline. Margins on our operating assets may also decline. Our ability to re-lease or remarket equipment on favorable terms may also be limited by adverse economic conditions in Japan. In addition, we may not be able to sell the residential condominiums or other properties that we build or acquire, or we may be forced to sell the properties below cost at a loss.

(b)	Continued deflation in Japan or other deterioration of the real estate market may adversely affect the value of our long-lived assets or collateral of our loans

     We continue to have substantial holdings of long-lived assets in Japan and overseas, although we have been required to record significant write-downs on these assets in the past as a result of deflation and other factors. In addition, a substantial portion of our installment loans are backed by real estate collateral. Determinations we make with respect to provisions for probable loan losses take into consideration the potential recovery of a portion of these loans pursuant to the exercise of collateral rights in the event of default.

     Deflation, especially of land prices, or any other adverse conditions or events related to the real estate market in Japan or overseas may adversely affect the value of long-lived assets we own or the value of the collateral underlying loans we make. We may need to write down additional assets if we determine that it is unlikely that we will be able to recover the carrying value of those assets. We may also need to increase provisions for probable loan losses if the estimated potential recovery from the collateral is reduced. Any such event may have an adverse effect on our results of operations and financial condition.

     Land prices have declined for a number of consecutive years in Japan. While some land prices in certain areas of Tokyo were reported in March to have stabilized, there was an overall decline in land prices in Japan in the year ended December 31, 2003 according to the Japanese Ministry of Land, Infrastructure and Transport, or MoLIT. There is also a risk that one or more natural or man-made events, such as an earthquake or act of terrorism, may adversely affect the value of our long-lived assets or the collateral underlying loans we make. The possibility of disaster or damage from earthquakes in Japan is generally higher than in other parts of the world. If an earthquake or other such disaster resulting in severe destruction were to occur in Japan, particularly in major centers such as the Tokyo metropolitan area where a substantial portion of our operations, long-lived assets and loans are concentrated, it would have a materially adverse effect on our business, results of operations and financial condition.

(c)	Our credit losses on loans to Japanese real estate-related companies and construction companies may exceed our allowances for these loans

     We have a significant amount of loans outstanding to Japanese real estate-related companies and construction companies and we maintain an allowance for probable loan losses on a portion of that amount. Our allowance for doubtful receivables on direct financing leases and probable loan losses may be inadequate to cover credit losses on our loans to real estate-related companies and construction companies if operating conditions of the real estate industry deteriorates further.

     Japanese real estate-related companies and construction companies have been severely affected by the collapse of the so-called economic bubble in Japan in the early 1990s. Because of the large declines in real estate prices, these companies have suffered enormous losses on investments in real estate. Some of these losses have been recognized in the financial statements of these companies and some have not. Companies in these sectors are suffering from other difficult business conditions resulting from the collapse of the bubble economy, including the lack of liquidity in the real estate market and a decrease in major development projects. As a result of these and other factors, real estate-related and construction companies may have difficulty paying amounts due on loans that we have made to them. In addition, the value of real estate collateral securing our loans outstanding to such companies may further decline, which may prevent us from fully recovering our loans to those companies if they default on their obligations.

(d)	Changes in market interest rates and currency exchange rates could adversely affect our assets and our financial condition and results of operations

     We are subject to risks relating to changes in market rates of interest and currency exchange rates.

     Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect our ability to originate new transactions, including direct financing leases and loans. The economies of Japan and the United States, where a substantial amount of our activities are concentrated, showed signs of economic recovery in fiscal 2004. If this recovery is sustained, inflationary pressures or other factors could result in higher interest rates. An increase in market interest rates could increase the repayment burden our customers bear with respect to leases and loans from us and others, particularly under floating interest rate loans. These burdens could impact the financial condition of our customers and adversely affect their ability to repay their obligations, possibly resulting in a default on our leases and loans.

     Alternatively, a decrease in interest rates could result in faster prepayments of loans. Moreover, changes in market interest rates could affect the interest rates on our interest-earning assets differently than the interest rates on our interest-bearing liabilities, which could cause our interest expenses to increase relative to interest income.

     Not all of our assets and liabilities are matched by currency. In addition, a significant portion of our operating assets, revenues and profits are located overseas, or are derived from our overseas operations. A rapid or significant change in currency exchange rates could have an adverse impact on our assets, and our financial condition and results of operations.

(e)	We may lose market share or suffer reduced interest margins if our competitors compete with us on pricing and other terms

     We compete primarily on the basis of pricing, terms and transaction structure. Other important competitive factors include industry experience, client service and relationships. In recent years, a number of Japanese banks, their affiliates and other finance companies have indicated strategies targeted at increasing business with small and medium-sized enterprises, which form the core of our customer base in Japan. Our competitors sometimes seek to compete aggressively on the basis of pricing and terms, without regard to profitability, and we may lose market share if we are unwilling, including because we want to maintain our interest margins, to match those terms. Because some of our competitors are larger than us and may have access to capital at a lower cost than we have, they may be better able to maintain profitable interest margins at reduced prices. To the extent that we match our competitors’ pricing or terms, we may experience lower interest margins.

(f)	Our access to liquidity and capital may be restricted by economic conditions, instability in the financial markets or potential credit rating downgrades

     Our primary sources of funds are cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets, such as offerings of commercial paper, medium-term notes, straight bonds, asset-backed securities and other debt securities. A downgrade in our credit ratings could result in an increase in our interest expenses and could have an adverse impact on our ability to access the commercial paper market or the public and private debt markets, which could have an adverse effect on our financial position and liquidity. Although we have access to other sources of liquidity, including bank borrowings, cash flows from our operations and sales of our assets, we cannot be sure that these other sources will be adequate or on terms acceptable to us, if our credit ratings are downgraded or other adverse conditions arise. A failure of one or more of our major lenders, a decision by one or more of them to stop lending to us or instability in the Japanese capital markets could have an adverse impact on our access to funding.

     We continue to rely significantly on short-term funding from Japanese commercial banks. A small portion of our short-term funding is provided under committed facilities and we rely on the capital markets in the form of commercial paper. We are taking steps to reduce refinancing risks by diversifying our funding sources and establishing committed credit facilities with Japanese and foreign banks. Despite these efforts, committed credit facilities and loans are subject to financial and other covenants and conditions to drawdown, including minimum net worth requirements, and the risk remains that we will be unable to roll over other short-term funding.

(g)	Our business has in the past been, and may again be, adversely affected by adverse economic conditions in the United States

     A portion of our revenue is derived from our operations in the United States, and we have significant investments in securities of US issuers, and loans and leases outstanding to US companies. Economic conditions in the United States appear to have improved during fiscal 2004; however, the sustainability of any economic recovery is uncertain and economic strength indicators continue to be mixed. Our operations have in the past been, and may again be, adversely affected by a deterioration of economic conditions in the United States. Adverse effects on our US operations might include:

•	an increase in provisions for doubtful receivables and probable loan losses if the financial condition of our US customers deteriorates;

•	an increase in write-downs of securities and other investments if the market values of US issuer securities in which we invest continue to decline and such declines are determined to be other than temporary or occur as a consequence of issuer insolvency; and

•	an increase in write-downs of long-lived assets or losses on sales of, or unrealized losses on, real estate holdings if the value of our real estate in the United States declines significantly.

(h)	Adverse developments affecting other Asian economies may adversely affect our business

     The economies of Hong Kong, Indonesia, Malaysia, Korea and other Asian countries where we operate experienced a number of problems from the second half of 1997. While most of the economies where we do business appear to have stabilized or recovered in fiscal 2004, there is no guarantee that such stabilization or recovery is sustainable. An economic crisis such as the one that swept through the region in 1997 or economic instability in individual countries could adversely affect our operations in the region. In addition, China and India are attracting substantial direct foreign investments, which may draw away investments, and therefore economic growth, from other Asian countries. Moreover, adverse developments in China could adversely affect our Asian operations since the impact of economic developments in China may affect the Japanese and other Asian economies. We may suffer losses on our Asian investments, and our Asian businesses may experience poor operating results, if these countries were to experience:

•	declines in the value of the local currency;

•	declines in gross domestic product;

•	declines in corporate earnings;

•	political turmoil; or

•	stock market volatility.

     These and other factors could result in:

•	a lower demand for our services;

•	a deterioration in the credit quality of our customers in Asian markets;

•	a need to provide financial support to our Asian subsidiaries or affiliates; or

•	write-offs of our Asian assets.

(i)	We may suffer losses on our investment portfolio and derivative instruments

     We hold large investments primarily in debt, but also in equity securities, mainly in Japan and the United States. We may suffer losses on these investments because of changes in market prices, defaults or other reasons. While equity prices improved over the course of fiscal 2004, the market values of these equity securities are volatile and may decline substantially in future years. We record unrealized gains and losses on debt and equity securities classified as available-for-sale securities in shareholders’ equity, net of income taxes, and do not ordinarily charge these directly to income, unless we believe declines in market value on available-for-sale securities and held-to-maturity securities are other than temporary. We have recorded significant charges of this kind in the past and may need to record more charges of this kind in the future.

     We have substantial investments in debt securities, mainly long-term corporate bonds with fixed interest rates. We may realize a loss on our investments in debt securities as a result of an issuer default or deterioration in an issuer’s credit quality. We may also realize losses on our investment portfolio if market interest rates increase. Current market interest rates for yen-denominated obligations are particularly low.

     We also utilize derivative financial instruments for interest rate and foreign exchange rate risk management and trading activities. Volatility in derivatives markets, defaults by counterparties to these instruments or losses from trading activities could have an adverse impact on the valuation of these instruments, which may cause us to suffer losses as a result.

(j)	We may suffer losses if we are unable to remarket leased equipment returned to us

     We lease equipment under direct financing leases and operating leases. In both cases there is a risk that we will suffer losses at the end of the lease if we are unable to realize the residual value of the equipment, which we estimate at the beginning of the lease. This risk is particularly significant in operating leases, because individual lease terms are much shorter than the useful life of the equipment. If we are unable to sell or re-lease the equipment at the end of the lease, we may not recover our investment in the equipment and we may suffer losses. Our estimates of the residual value of equipment are based on current market values of used equipment and assumptions about when and to what extent the equipment will become obsolete. If equipment values and product market trends differ from our expectations, our estimates may prove to be wrong.

(k)	Our allowance for doubtful receivables on direct financing leases and probable loan losses may be insufficient

     We maintain an allowance for doubtful receivables on direct financing leases and probable loan losses. This allowance reflects our judgment of the loss potential of these items, after considering factors such as:

•	the nature and characteristics of obligors;

•	economic conditions and trends;

•	charge-off experience;

•	delinquencies;

•	future cash flows; and

•	the value of underlying collateral and guarantees.

     We cannot be sure that our allowance for doubtful receivables on direct financing leases and probable loan losses will be adequate to cover credit losses in these portfolios. In particular, this allowance may ultimately be inadequate if adverse changes in the Japanese economy or other economies in which we compete, or discrete events, adversely affect specific customers, industries or markets. If our allowance for doubtful receivables on direct financing leases and probable loan losses is insufficient to cover these changes or events, we could be adversely affected.

(l)	Our credit related costs might increase

     We may forbear from exercising some or all of our rights as a creditor against companies that are unable to fulfill their repayment obligations, and we may forgive or extend additional loans to such companies. As a result there is a possibility that credit related costs might increase.

(m)	Poor performance or failure of affiliates accounted for using the equity method, which include investments in companies as part of our corporate rehabilitation business, or consolidated companies in which we have invested as part of our corporate rehabilitation business, will have an adverse affect on our results of operations and financial condition

     As a result of increased investments and the accumulated earnings of affiliates that are accounted for using the equity method, our investment in affiliates is significant. We invested in some of these companies as part of our corporate rehabilitation business. In recent years, the contribution from equity method affiliates to our consolidated statements of income has increased, comprising a significant portion of income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes in fiscal 2004. There is no assurance that this contribution can be maintained. A poor performance or failure of these investments will adversely affect our results of operations and financial condition. In addition, as part of our corporate rehabilitation business we have invested in a number of troubled or distressed companies which we now fully consolidate. The operations of some of these companies, which include a sporting goods distributor and a logistics company, are very different from our core businesses. Our ability to manage and rehabilitate such businesses is still untested and the rehabilitation of these distressed companies is not guaranteed. Failure to rehabilitate these companies could result in financial losses as well as losses of future business opportunity. We may also need to invest additional capital in certain of these companies if their financial condition deteriorates.

(n)	Our business may be adversely affected by adverse conditions in the airline industry

     We have extended a substantial amount of credit to entities in the airline industry in the form of bonds, installment loans and operating leases and have made other large investments in the airline industry. Due to the deterioration of operating conditions of many entities in the industry in past years, we made provisions for doubtful receivables and probable loan losses for a portion of this exposure and recorded write-downs of airline-related securities. In recent years, the airline industry has experienced financial difficulties worldwide, particularly in North America. Although the financial condition of the airline industry appeared to have stabilized somewhat in fiscal 2004, the sustainability of this stabilization is uncertain. If the financial condition of companies in the airline industry deteriorates, our results of operations and financial condition may be adversely affected.

     Most of our exposure to the airline industry is collateralized, mainly by aircraft. If the value of the collateral declines, we may be required to record additional losses. Also, since our exposure to the airline industry is not fully collateralized, we are exposed to the general credit risk of airlines. Moreover, aircraft under operating leases are treated as long-lived assets. There is a possibility that we may need to record write-downs of long-lived assets associated with aircraft if it has been determined that the asset’s carrying value will not be recoverable.

(o)	Inadequate or failed processes or systems, human factors or external events or factors may adversely affect our results of operations, liquidity or reputation

     Operational risk is inherent in our business and can manifest itself in various ways, including business interruptions, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, external fraud and other external factors. For example, our building security services may fail to prevent a break-in. These events can potentially result in financial loss or harm to our reputation, or otherwise hinder our operational effectiveness. Our management attempts to control operational risk and keep it at a level we believe is appropriate. Notwithstanding our control measures, operational risk is part of the business environment in which we operate and we may incur losses from time to time due to this risk.

     Our operations rely heavily on computer and other information systems for the management of financial transactions, the control of private information and the monitoring of our operations as part of our business decisions and risk management. The failure of these systems or the wrongful use of these systems by our employees or third parties could result in the inability to make or receive payments in a timely manner, the leakage of confidential information, or inaccuracies in the information on which we base business decisions and manage our risks. Such failures could adversely impact our liquidity or the liquidity of our customers if they rely on us for funding or transfer of payments, our customer relationships and result in legal actions against us or otherwise have an adverse impact on our reputation and credibility.

     With the expansion of our operations into areas such as retail finance, corporate and retail real estate development and the operation of facilities involving private finance initiatives for hospitals and waste treatment facilities, we are in contact with an increasing array and number of private groups and organizations in society at large, in particular in Japan. Even when we follow proper legal and other procedures, some of these groups may oppose or attempt to hinder our operational activities such as condominium development. We may suffer damage to our reputation if these activities are negatively portrayed in the press and our operations may be adversely affected if legal claims or actions are instituted against us or the legal procedures used by us to defend against such claims or actions delay or suspend our operations.

     In addition, we rely on indemnifications covering real estate-related liabilities, such as environmental hazards, from sellers of real estate that we purchase. We also rely on indemnifications covering defects from general contractors who construct office buildings and residential condominiums for us in connection with our real estate-related business. Should these parties become financially unsound, they may be unable to uphold their commitments under the indemnifications, such that we may not be able to obtain a judgment that fully compensates us for the defects or any resulting capital expenditures. Defective design or construction resulting in personal injury, even if covered a contractor indemnification, could adversely affect our reputation.

(p)	We will be exposed to increased risks as we expand the range of our products and services

     As we expand the range of our products and services beyond our traditional businesses and as the sophistication of financial products and management systems grows, we will be exposed to new and increasingly complex risks. We may have only limited experience with the risks related to the expanded range of these products and services. Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required. As a result, we are subject to substantial market, credit and other risks in relation to the expanding scope of our products and services and trading activities, which could result in our incurring substantial losses. In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures.

(q)	We may not be able to hire or retain human resources to achieve our strategic goals

     Our business requires a considerable investment in human resources to successfully compete in markets in Japan and overseas. Much of our business involves specialization in finance or the management of physical assets. If we cannot develop or hire specialists in these areas, or if our specialists leave and work for our competitors, we may not be able to achieve our strategic goals.

(r)	Our results of operations and financial condition may be materially adversely affected by unpredictable events

     Our business, results of operations and financial condition may be materially adversely affected by unpredictable events and any continuing adverse effect from those events. Unpredictable events include single or multiple man-made or natural events that may, among other things, cause unexpectedly large market price movements or an unexpected deterioration of economic conditions of a country. Examples of these sorts of events would include the Hanshin earthquake in Japan, the terrorist attacks on the United States on September 11, 2001 and the outbreak of Severe Acute Respiratory Syndrome, or SARS, in Asia in 2003.

(s)	Our failure to comply with regulations to which many of our businesses are subject could result in sanctions or penalties, harm our reputation and adversely affect our results of operations

     Our moneylending, real estate, auto leasing, insurance and certain other businesses are subject to regulation and oversight by authorities in Japan. Applicable regulations may limit the way in which we are able to operate these businesses and may constrain these businesses from pursuing otherwise attractive business opportunities. These businesses are subject to monitoring and inspection by the authorities. Any failure to comply with relevant laws and regulations could result in sanctions or penalties, harm our reputation and adversely impact our results of operations.

     We may also be the subject of regulatory scrutiny if for example, a third party purchases used equipment from us and then disposes of it illegally. Although such an action may not constitute a direct regulatory infringement on our part, potential negative media reports of such an event could have an adverse impact on our reputation.

(t)	Changes in law and regulations may materially affect our business, results of operations and financial condition

     Changes in law and regulations are unpredictable and beyond our control and may affect the way we conduct our business and the products we may offer in Japan or overseas. Such changes may be more restrictive or result in higher costs than current requirements or otherwise materially impact our business, results of operations or financial condition.

(u)	Changes in tax laws or accounting principles may affect our sales of structured financial products

     Many of the financial instruments and transactions our businesses in Japan and overseas sell or market are structured with tax and accounting treatment in mind. If changes in the tax or accounting treatment of certain instruments or transactions that we sell or market make them less attractive to our customers, we may not be able to sell or market those instruments or transactions effectively and our business, results of operations and financial condition could be adversely affected as a result.

(v)	Litigation and regulatory investigations may adversely affect our financial results

     We face risks of litigation and regulatory investigation and actions in connection with our operations. Lawsuits, including regulatory actions, may seek recovery of very large, indeterminate amounts or limit our operations, and their existence and magnitude may remain unknown for substantial periods of time. A substantial legal liability or regulatory action could have a material adverse effect on our business, results of operations, financial condition, reputation and credibility.

(w)	Our wholly-owned life insurance company, ORIX Life Insurance, is subject to risks particular to its business

     ORIX Life Insurance Corporation, or ORIX Life Insurance, is a wholly-owned subsidiary. It faces unpredictable increases in insurance claims and may incur valuation losses if the value of securities it purchases for investment purposes decreases. In addition, if ORIX Life Insurance fails to conduct asset liability management, or ALM, in a prudent and foresightful manner to pursue an optimal combination of risk and expected returns on investment assets and underwriting risks on insurance policy benefits, its results of operations and financial condition may suffer. ORIX Life Insurance is also subject to mandatory reserve contributions to the Life Insurance Policyholders Protection Corporation of Japan, or the PPC. The PPC was established in 1998 to provide financial support to insolvent life insurance companies. All life insurers in Japan, including ORIX Life Insurance, are members of the PPC and are subject to assessment by the PPC based on their respective share of insurance industry premiums and policy reserves. Since some life insurers have become insolvent since 1998, the PPC’s financial resources have already been substantially reduced in providing financial support to those companies. If there are further bankruptcies of life insurers, solvent life insurers including ORIX Life Insurance may be required to contribute additional financial resources to the PPC. In such an event, our financial condition and results of operations may be adversely affected.

(x)	A significant downgrade of our credit ratings could have a negative effect on our derivative transactions

     A significant downgrade of our credit ratings by one or more of the credit rating agencies could have a negative effect on our derivative transactions. In the event of a downgrade of our credit ratings, we may be required to accept less favorable terms in our transactions with counterparties, and may be unable to enter into some transactions. This could have a negative impact on our risk management, and the profitability of our trading activities, and adversely affect our liquidity, results of operations and financial condition.

(y)	We may not be able to manage our risks successfully through derivatives

     We use a variety of derivative financial instruments to reduce our exposure to fluctuations in foreign exchange, interest rates and market values in our investment portfolios. However, we may not be able to successfully manage our exposure through the use of these derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with us. Our inability to manage our risks successfully through derivatives or a counterparty’s failure to honor its obligations to us could have a material adverse effect on our results of operations and financial condition.

(z)	Our real estate investments may be uninsured or under-insured for certain losses

     We ordinarily carry comprehensive casualty insurance covering our real estate investments with policy specifications and insured limits adequate and appropriate under anticipated circumstances. There are, however, certain types of losses that are uninsurable or not generally insured against in Japan, or for which only limited insurance coverage is available. For example, we do not expect to carry insurance for damages potentially resulting from an intentional or grossly negligent violation of law, war or terrorist acts, and natural disasters such as earthquakes.

     In the event any of our real estate investments suffer an uninsured or under-insured loss, our investment in and revenues from that property could be adversely affected. In addition, we would likely remain liable for indebtedness and other financial obligations relating to that property. No assurance can be given that uninsured or under-insured material losses will not occur in respect of our real estate investments.

     We ordinarily do not carry earthquake insurance on our real estate investments. Most of our real estate investments are located in Japan, a region subject to a relatively high risk of magnitude and frequency of earthquakes.

(aa)	There is a risk of avoidance and fraudulent conveyance in relation to real estate purchased from insolvent entities

     If we purchase a real estate property in Japan from a seller or a predecessor thereof who later becomes subject to an insolvency proceeding under Japanese law, we face the potential risk that the acquisition will be voidable. In such a case, we could be required to return the property that we purchased to the seller or a predecessor thereof or to the relevant trustee in an insolvency proceeding.

     In addition, if a seller sells a property to us while the seller or a predecessor is insolvent or as a result of the sale becomes insolvent, there is a risk that the sale could be deemed a fraudulent conveyance under

Japanese law and subject to rescission. In such a case, we would be required to return the property and take an unsecured claim for the return of the purchase price.

(bb)	Dispositions of the Shares, particularly by major shareholders, may adversely affect market prices for the Shares

     A few of our shareholders hold more than five percent of the Shares. These shareholders may for strategic or investment reasons decide to reduce their shareholding in us. Dispositions of the Shares, particularly by such major shareholders, may adversely affect market prices for the Shares.

(7)	Management’s discussion and analysis of operations

     The description below may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under risk factors in this annual financial report (yukashoken houkokusho). Financial results described below are in accordance with accounting principles generally accepted in the United States of America

     These forward-looking statements are made only as of the date of this annual financial report.

(a)	Performance Summary

     Please see “(1) Economic Environment”

(b)	Operating Results

(A)	Total Revenues, New Business Volumes, and Operating Assets

1)	Direct Financing Leases

Revenues from direct financing leases declined 9%, to (Y)112,372 million, in fiscal 2004. Revenues from Japanese operations decreased 5%, due largely to fewer gains from securitization compared with fiscal 2003. Revenues from overseas fell 19%, due primarily to fewer assets and lower interest rates in the United States.

The volumes for new equipment acquisitions in Japan and overseas decreased 20% in fiscal 2004, to (Y)713,240 million. New equipment acquisitions from Japanese operations declined 20%, due primarily to the cautious selection of new business and the absence of major acquisitions compared with the previous fiscal year. New equipment acquisitions from overseas operations decreased 22%, due primarily to a decline in the volume of new lease contracts in the United States.

Investment in direct financing leases as of March 31, 2004, decreased 8% compared to March 31, 2003, to (Y)1,453,575 million. Assets in Japan were down 4%, due primarily to the cautious selection of new business and the securitization of operating assets, which has reduced assets. Overseas assets were down 19%, due primarily to the appreciation of the yen against the dollar and a decline in leasing assets in the United States.

During fiscal 2004, we securitized (Y)26,284 million of direct financing lease assets ((Y)16,672 million in Japan; (Y)9,612 million overseas) that were treated as off-balance-sheet assets and (Y)150,956 million ((Y)134,416 million in Japan; (Y)16,540 million overseas) during fiscal 2003. Gains from the securitization of these assets of (Y)170 million were included in direct financing lease revenues for fiscal 2004 and (Y)3,205 million for fiscal 2003. The balance of direct financing lease assets treated as off-balance-sheet assets amounted to (Y)200,434 million as of March 31, 2004, and (Y)325,083 million as of March 31, 2003.

2)	Operating Leases

Revenues from operating leases increased 7%, to (Y)130,488 million, primarily due to an increase of 9% in Japan mainly as a result of an improvement in the precision measuring and other equipment rental operations and an increase in revenues from automobile operating leases.

New equipment acquisitions increased 9%, to (Y)189,737 million. While there were increases in automobile related operations, the acquisition of KDDI Development Corporation in the previous fiscal year added approximately (Y)33,000 million in real estate-related assets. As a result, new equipment acquisitions were flat in Japan while overseas acquisitions rose 49% due to growth in real estate and automobile operating leases.

Investment in operating leases grew 1%, to (Y)536,702 million. Investments in Japan rose 5% due mainly to the acquisition of an automobile rental company called JAPAREN, while assets declined 7% overseas due primarily to the appreciation of the yen against the dollar.

3)	Interest on Installment Loans and Investment Securities

Installment Loans

Interest on installment loans declined 7% in fiscal 2004, to (Y)107,490 million. Interest on installment loans in Japan was flat even though the average balance of assets was higher due primarily to a decrease in gains from securitization ((Y)276 million in fiscal 2004 compared to (Y)6,444 million in fiscal 2003). Interest on overseas installment loans decreased 31%, primarily as a result of a lower average balance of loans and lower interest rates in the United States.

New loans added decreased 11%, to (Y)1,124,276 million in fiscal 2004. New loans added in Japan declined 13% due to an effort to hold down growth of new consumer card loans and the careful selection of new loans to corporate customers, while they remained flat overseas as we remained cautious about expanding assets, primarily in the United States.

The balance of installment loans decreased 2%, to (Y)2,234,940 million. Assets in Japan rose 2%. Installment loans overseas, however, declined 25% due mainly to the repayment of loans and the appreciation of the yen against the dollar.

In fiscal 2004, we securitized (Y)9,250 million of installment loans, which were treated as off-balance assets, and (Y)78,674 million in fiscal 2003. Gains from the securitization of loans of (Y)276 million in fiscal 2004 and (Y)6,444 million in fiscal 2003 were included in interest on installment loans. The balance of installment loans treated as off-balance-sheet assets amounted to (Y)139,509 million as of March 31, 2004, and (Y)137,867 million as of March 31, 2003.

Investment Securities

Interest on investment securities decreased 42%, to (Y)9,254 million, in fiscal 2004, due mainly to a decrease in the balance of investment in securities and lower interest rates overseas.

New securities added decreased 47%, to (Y)122,066 million. New securities added in Japan decreased 53%, due mainly to fewer new securities added by ORIX Life Insurance Corporation, while new securities added overseas increased 26%, due primarily to an increase in new investment in securities in the United States.

The balance of our investment in securities decreased 19%, to (Y)551,928 million, compared to March 31, 2003. The balance in Japan declined due primarily to a reduction in the amount of securities held by ORIX Life Insurance, and the balance overseas decreased due primarily to the appreciation of the yen against the dollar.

4)	Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains on investment securities increased 140%, to (Y)26,025 million, reflecting the recovery of the stock and bond markets in Japan and overseas.

5)	Life Insurance Premiums and Related Investment Income

Life insurance premiums decreased 3%, due to a continued shift to lower revenue but more profitable insurance products.

Life insurance related investment income decreased 5% due to the lower gains from the sale of securities.

6)	Residential Condominium Sales

Residential condominium sales increased 38%, due to a rise in the number of condominiums sold to buyers.

7)	Gains on Sales of Real Estate under Operating Leases

Gains on sales of real estate under operating leases increased 180%, to (Y)9,116 million. The sale of office buildings and other properties in Japan resulted in a substantial increase in sales, while they declined overseas due to fewer sales in the United States.

8)	Other Operations

Other operating revenues increased 16%, to (Y)92,898 million. Revenues in Japan were up 18%, due primarily to increases in revenues from certain companies in which we have invested as part of our corporate rehabilitation business and revenues from our building maintenance operations. The revenues from our corporate rehabilitation business are mainly those associated with hotel operations and the sale of sporting goods. The companies that we have invested in as a principal investment with the intention to rehabilitate and resell for a gain in the future are consolidated entities; therefore, their revenues are included in our consolidated financial statements.

New assets added increased 60%, to (Y)186,265 million, due primarily to an increase in new transactions associated with our condominium development business.

The balance of other operating assets as of March 31, 2004, decreased 6%, to (Y)72,049 million, primarily as a result of a decline in assets overseas due to the appreciation of the yen against the dollar.

(B)	Expenses

1)	Interest Expense

Interest expense amounted to (Y)60,597 million in fiscal 2004, a decrease of 16% compared to the previous fiscal year, primarily as a result of the lower level of debt following the decrease in assets in Japan and overseas.

2)	Depreciation—Operating Leases

Depreciation—operating leases increased 5%, to (Y)83,919 million in fiscal 2004 compared to the previous fiscal year, due primarily to an increase in the average balance of operating leases for fiscal 2004.

3)	Life Insurance Costs

In line with a decrease in life insurance premiums, life insurance costs decreased 5%, to (Y)119,653 million, compared with the fiscal year ended March 31, 2003.

4)	Costs of Residential Condominium Sales

Costs of residential condominium sales rose 46%, to (Y)88,679 million, compared to the previous fiscal year, corresponding to increased revenues from residential condominium sales during the same period. In contrast to the previous fiscal year, when sales of high-margin condominium units contributed to performance, the rate of increase in costs of sales exceeded the rate of growth in sales.

5)	Other Operating Expenses

Other operating expenses increased 27%, to (Y)52,561 million, in fiscal 2004, reflecting increased other operating revenues.

6)	SG&A Expenses

Selling, general and administrative expenses in fiscal 2004 were (Y)161,835 million, an increase of 12% from a year earlier, due primarily to an increase in the number of consolidated companies.

7)	Provision for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

Provision for doubtful receivables on direct financing leases and probable loan losses in fiscal 2004 was (Y)49,592 million, a decrease of 9% from fiscal 2003 primarily as a result of lower levels of operating assets and efforts to improve asset quality.

Provisions charged to income for doubtful receivables on direct financing leases totaled (Y)13,397 million, a decline of 21%, reflecting the lower level of 90+ days past-due direct financing leases. Although the allowance for doubtful receivables was down 4%, to (Y)41,008 million, the ratio of the allowance to the balance of operating assets was 2.8% at the fiscal year-end, virtually the same as for the previous year.

Provisions charged to income for probable loan losses on 90+ days past-due installment loans not covered by FASB Statement No. 114 fell 14%, to (Y)20,118 million, as a result of a decline in the balance of 90+ days past-due loans. The ratio of the provision to the outstanding loan balance fell to 2.2%, versus 2.5% at the end of the previous fiscal year, reflecting continuing efforts to improve asset quality.

The balance of loans considered impaired under the definition of FASB Statement No. 114 at March 31, 2004, was (Y)93,542 million, a decrease of 4% compared with March 31, 2003, reflecting charge-offs and collection of loans. We made provisions of (Y)16,077 million for these loans, an increase of 13%, due to an increase in impaired loans requiring a valuation allowance. The allowance was (Y)39,187 million at March 31, 2004.

8)	Write-downs of Long-Lived Assets

We made estimates for future cash flows for certain long-lived assets in Japan and overseas, including golf courses, hotels, rental condominiums, corporate dormitories, and office buildings, based on FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). As a result of these estimates, we recorded write-downs of long-lived assets totaling (Y)12,345 million, (Y)9,326 million in Japan and (Y)3,019 million overseas, in fiscal 2004. This compares to a total of (Y)50,682 million for the previous year.

9)	Write-downs of Securities

In fiscal 2004, we recorded (Y)5,240 million in write-downs of securities, down from (Y)14,325 million in fiscal 2003 due primarily to an improvement in stock and bond markets in Japan and overseas.

(C)	Equity in Net Income (Loss) of Affiliates and Gain (Loss) on Sales of Affiliates

Equity in net income of affiliates rose to (Y)17,924 million compared to (Y)6,203 million in the previous fiscal year, primarily due to the contribution from Korea Life Insurance Co., Ltd. (KLI), which added (Y)10,047 million. The loss on sales of affiliates in fiscal 2004 was (Y)542 million compared to a gain of (Y)2,002 million in the previous fiscal year. The loss in fiscal 2004 was due primarily to a dilution of our holdings in certain equity method affiliates owing to the issuance of additional shares by these affiliates.

(D)	Provision for Income Taxes

Provision for income taxes in fiscal 2004 was (Y)51,538 million, compared to a provision of (Y)20,746 million in fiscal 2003. This amount includes write-downs of deferred tax assets, recognized for investments in subsidiaries, based on the judgment that these assets will not be realized in the foreseeable future.

(E)	Discontinued Operations

Income from discontinued operations, net of applicable tax effect, was (Y)2,792 million in fiscal 2004 due to sales of real estate under operating leases without continuing involvements. As a result of the application of FASB Statement No. 144, income received from rental real estate properties that have been classified as discontinued operations that were sold or are intended to be sold has been reported separately from continuing operations.

(F)	Net Income

Operating income for the fiscal year ended March 31, 2004, increased 129%, to (Y)84,775 million, and income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes increased 126%, to (Y)102,157 million. Net income rose 79%, to (Y)54,020 million, and diluted earnings per share rose 78%, to (Y)607.52.

(G)	Shareholders’ Equity, Return on Equity, and Return on Assets

Shareholders’ equity grew 12% from the previous year-end, to (Y)564,047 million, due primarily to an increase in retained earnings to (Y)481,091 million, from (Y)429,163 million, and a decrease in accumulated other comprehensive loss from (Y)39,747 million to (Y)33,141 million.

A decline in assets and an increase in shareholders’ equity resulted in an increase in the shareholders’ equity ratio, from 8.52% to 10.03%, while the increase in net income resulted in improved ROE and ROA, which rose from 6.00% to 10.10%, and from 0.49% to 0.93%, respectively.

(c)	Cash Flows

     Please see “(2) Summary of Cash Flows”

(d)	Segment Information

     The following discussion presents segment financial information on the basis that is regularly used by management for evaluating the performance of business segments and deciding how to allocate resources to them. The reporting segments are identified based on the nature of services for operations in Japan and based on geographic areas for overseas operations.

     Segments in Japan accounted for 79% of total segment profit in fiscal 2004 compared to 80% in the previous fiscal year. As of March 31, 2004, (Y)4,167,472 million, or approximately 82%, of total segment assets were in Japan.

     Segments overseas accounted for 21% of total segment profits in fiscal 2004 compared to 20% in the previous fiscal year. As of March 31, 2004, (Y)472,595 million, or 9%, of total segment assets were in the Americas, (Y)413,041 million, or 8%, in Asia and Oceania, and (Y)56,634 million, or 1%, in Europe.

(A)	Business Segments in Japan

1)	Corporate Financial Services

ORIX’s corporate financial services segment includes direct financing leases and installment loans to corporate customers as well as the sale of a variety of financial products and other fee businesses.

We changed the name of this segment from “corporate finance” to “corporate financial services” to present the components of this segment more clearly. The composition of the segment has not been changed.

Fiscal 2004 Results

Automobile leasing operations continued to perform well during the fiscal year, however, profits were down 1%, to (Y)43,787 million, compared to (Y)44,158 million in the previous fiscal year, as a result of fewer gains from securitization. Assets were down 5% as we continued to focus on increasing profitability rather than asset growth. In addition, some direct financing leases and installment loans were transferred to the life insurance segment.

Historical Trends

Profits in this segment have remained stable in recent years after the exclusion of income from securitization. The balance of direct financing leases has generally been on a declining trend, excluding the impact of any major acquisitions, due to continued emphasis on profitability over asset growth. No major acquisitions were made in fiscal 2004.

In contrast to this decline in direct financing leases, we have seen growth in automobile maintenance leases. Because our automobile maintenance leases offer customers a cost-effective way of outsourcing their vehicle maintenance needs, we have seen an increase in such outsourcing needs in recent years. In corporate lending, we are responding to a greater range of business funding needs, including helping customers in streamlining their balance sheets through the securitization of accounts receivable and other means as well as by providing funding for capital investment.

Strategy and Topics

Automobile leasing operations now make up approximately 40% of segment profits and we expect automobile leases to remain a strategic focus in the coming fiscal years.

The number of automobiles under lease has expanded at a compounded annual growth rate of 14% over the past five years and, at the end of the fiscal year under review, amounted to approximately 470,000 vehicles. We remain focused on offering competitive, high-quality services by drawing on economies of scale in these activities.

In addition to our attempts to grow automobile leasing operations, we have begun two projects aimed at reducing costs and improving the services offered in this segment. The first project, which we began in November 2002, is an attempt to integrate the so-called “backyard” function of the automobile leasing business. Under this project, we are combining the vehicle procurement, maintenance, and other administrative operations of automobile-related companies in the ORIX Group and are aiming for greater standardization and efficiency in operations.

The second project involves the concentration and integration of back office activities formerly conducted by our sales and marketing units in charge of direct finance leases and corporate lending. For this purpose, we established a centralized administration facility in Osaka for the domestic market with the aims of standardizing our operational procedures and enhancing the productivity of back office operations.

2)	Rental Operations

Rental operations include the rental of precision measuring equipment and PCs to corporate customers as well as automobile rental operations.

We changed the name of this segment from “equipment operating leases” to “rental operations” to present the components of this segment more clearly. The composition of the segment has not been changed.

Fiscal 2004 Results

Segment profits more than doubled to (Y)9,342 million, compared to (Y)4,402 million in the previous fiscal year, due to improved profitability of the precision measuring and other equipment rental operations. The balance of segment assets increased 2%, to (Y)147,231 million, from March 31, 2003, due primarily to the acquisition of JAPAREN Co., Ltd., a car rental company.

Historical Trends

The dominant contributors to earnings in this segment are precision measuring equipment and PC rentals. The principal customers for these rental services are the R&D and production divisions of large electronics manufacturers, railway companies, and other companies.

These operations benefited substantially from the increased capital spending in information technology (IT) in the late 1990s, and a substantial increase in profits was recorded for the year ended March 31, 2001, but demand weakened for two consecutive years in fiscal 2002 and fiscal 2003. As a result of a lower rate of utilization of assets available for rental and other factors, profits declined. Segment profits for fiscal 2003 also included a provision for doubtful receivables and probable loan losses of (Y)2,431 million for certain investments in aircraft leasing that were booked in this segment. Capital expenditures by the customers of this segment improved in fiscal 2004, and an increase in utilization rates of rental equipment resulted in growth in profits.

Strategy and Topics

The precision measuring equipment rentals business is a highly specialized niche business. In the past, most of our efforts have been concentrated on Japan, but as customers have shifted their R&D and production centers overseas, the segment has established offices outside Japan. Our first overseas operations began in Singapore in 1995, followed by Malaysia in 1996, and South Korea and the United Kingdom in 2001.

In addition to ORIX Rentec Corporation, this segment includes the automobile rental operations of ORIX Rent-A-car Corporation. In October 2003, we also acquired the automobile rental company JAPAREN, and have strengthened our position as the second largest automobile rental company in Japan, with approximately 43,000 vehicles. Automobile rental operations are gradually being integrated into automobile leasing operations to create a seamless product mix that can meet the needs of customers for both long-term leases and short-term rentals.

3)	Real Estate-Related Finance

ORIX’s real estate-related finance business encompasses real estate loans to corporate customers and housing loans. ORIX is also expanding its business involving loan servicing, commercial mortgage-backed securities (CMBSs), and real estate investment trusts (REITs).

Fiscal 2004 Results

The segment saw a continued strong contribution from consumer housing loans and corporate loans, including non-recourse loans, while the loan servicing operations also made contributions. However, (Y)3,174 million of gains from the listing and sale of shares in a REIT were recorded in the previous fiscal year and profits decreased by 8%, to (Y)18,102 million, compared to (Y)19,572 million in the previous fiscal year. Segment assets declined 2%, to (Y)909,019 million.

Historical Trends

Earnings in this segment have improved substantially over the last few years due mainly to two simultaneous trends. The first is an improvement in asset quality as we worked out the problem assets during the period after the bursting of the economic bubble in Japan in the early 1990s, and the deflationary period that has continued to this day. For example, provisions for doubtful receivables and probable loan losses reached (Y)29,014 million in 1998, but we recorded only (Y)6,870 million in fiscal 2004.

The second trend has been the contribution from new businesses. The market for real estate-related finance in Japan has undergone substantial changes since the latter part of the 1990s as a result of structural changes in the economy and deregulation, which has allowed a number of new forms of real estate-related financial transactions, including loan servicing of both performing and nonperforming assets, non-recourse loans, and REITs. We have been able to combine our expertise in both the financing and the developing, managing, and operating of real estate to become a front-runner in these new areas.

Strategy and Topics

While segment profits declined slightly in fiscal 2004, we believe this segment offers continued opportunities for growth. In particular, such areas as corporate finance, including non-recourse loans, the loan servicing business, and housing loan operations are expected to offer business opportunities.

Competition in the non-recourse loan market has intensified, but the market for such loans has expanded beyond just office buildings, to include commercial buildings, retail shops, hotels, warehouses, and rental condominiums. The requests for such loans are numerous and we believe we can leverage our expertise to select profitable transactions within this growing market. We are also focusing more on securitization and fee businesses to further expand these operations.

In the loan servicing business, we participated in the establishment of a corporate rehabilitation fund for the Kyushu region in March 2004 and plan to play an active role in finding business solutions for nonperforming loan problems in regional areas throughout Japan.

4)	Real Estate

ORIX’s real estate business consists principally of residential condominium and commercial development and rental activities; the operation of hotels, golf courses, corporate dormitories, and a training facility; and building maintenance.

Fiscal 2004 Results

Steady performance from condominium development and building maintenance, in addition to gains from the sale of office buildings under operating leases contributed to earnings. In the fiscal year ended March 31, 2003, we also recorded (Y)50,682 million in write-downs of certain real estate assets, whereas only (Y)8,052 million of such write-downs were recorded in fiscal 2004. As a result, profits in the fiscal year ended March 31, 2004, were (Y)6,244 million, compared to a loss of (Y)39,441 million in the previous fiscal year. The balance of real estate assets as of March 31, 2004, increased 2%, to (Y)309,558 million, due primarily to the increase in assets associated with new condominium developments.

Historical Trends

In recent years, some parts of the business, for instance the development of residential condominiums and more recently building maintenance, have made positive contributions to earnings in the real estate segment. In addition, we made substantial gains on the sale of office buildings and other real estate that we have acquired, added value to through renovation and tenant placement, and resold. However, a risk factor in this segment has been the asset deflation in Japan that has continued for over ten years.

We decided to write down to fair value those assets that were tested for impairment and for which the undiscounted cash flows were less than the carrying amount of the assets.

Strategy and Topics

In our condominium business, we sold approximately 2,000 family-type units and about 1,000 studio-type units, mainly in the Tokyo region in fiscal 2004. For the time being, our objective is to generate stable earnings by carefully selecting the units we handle and maintaining the current volume.

The real estate resale business is growing as a result of the entry of new investors—including syndicates and investors in REITs, real estate funds, and other investment vehicles—and expansion in the scope of real estate investment. Going forward, we would like to direct our attention to this business while taking due steps to control risk.

We entered the building maintenance business in 2001, and revenues have expanded from (Y)6,673 million for the year ended March 31, 2002, to (Y)17,705 million in the year ended March 31, 2004. We are planning to further increase the scale of these activities, working closely with the sales and marketing staff in the corporate financial services and other segments.

To deal with the risk of declining value of property holdings in our real estate rental and operations businesses, we are constantly reviewing and realigning our portfolio to increase profitability and working to reduce downside risk to a minimum.

5)	Life Insurance

The life insurance segment consists of direct and agency life insurance sales and related activities.

Fiscal 2004 Results

Life insurance premiums from our insurance business declined because of our continuing emphasis on selling high-margin insurance products. Investment income also declined due to a decline in net gains on the sale of securities. Along with the decline in revenues, life insurance costs for policy reserves and related expenses also declined, resulting in an increase in profits to (Y)5,382 million, from (Y)4,791 million in the previous fiscal year. The balance of segment assets as of March 31, 2004, was flat at (Y)582,473 million, compared to March 31, 2003.

Historical Trends

We have made major changes in our sales and asset management policies in this segment over the last few years. First, our sales strategy has focused on selling term life, cancer, and medical insurance products, which are more profitable than some of the products we sold in the past. Second, our asset management has focused on reducing the amount of fixed income securities in the investment portfolio and on increasing loans and other assets in order to prevent losses in the event of a rise in interest rates. We have made progress in this area as well, with fixed income securities making up 96% of investments in the life insurance segment at March 31, 2001, but only 33% at March 31, 2004. These securities have been replaced by installment loans and other assets that offer higher returns than fixed income securities and greater flexibility in the event of a rise in interest rates.

Strategy and Topics

The two main strategies in the life insurance segment are: 1) continue to improve profitability through product and operating asset mix and 2) strengthen our marketing efforts. With regard to the second strategy, we are trying to develop new channels to expand sales of life insurance. Most of our life insurance products at present are sold through agents, including sales and marketing staff in the corporate financial services segment, to corporate customers. In addition to these agency sales, ORIX Direct, which was Japan’s first life insurance offered through direct channels, uses such media as newspaper advertisements, the Internet, and other direct channels to keep administration expenses such as agent fees and marketing expenses lower than for agency-based businesses. In an attempt to increase both direct and agency sales, we have been broadcasting television commercials in the Kansai region (around Osaka) over the last few years, which were quite successful in attracting new customers. We began the commercials in the Kanto region (around Tokyo) in May 2004 to further expand these sales promotions.

6)	Other

The other segment encompasses consumer card loan operations, securities brokerage, venture capital operations, corporate rehabilitation, and other new businesses.

Fiscal 2004 Results

Our consumer card loan operations continued to contribute to earnings, while our securities brokerage business also expanded, benefiting from improvements in the Japanese stock markets. Additionally, both venture capital operations and equity method affiliates contributed to earnings. As a result, profits rose to (Y)10,079 million, compared to (Y)8,452 million in the previous fiscal year.

Historical Trends

Due to the varied nature of the businesses in this segment, the trends are dependent on a variety of factors. In the last few years, the increased contribution from the consumer card loan operations, venture capital and other investments have contributed to earnings. This segment also includes such investments as Fuji Fire and Marine Insurance, an equity method affiliate, in which we made an investment in March 2002.

Strategy and Topics

As a result of the deterioration of credit quality in the consumer finance industry over the past two fiscal years against the background of increased personal bankruptcies, we have been cautious about expanding assets and we have tightened credit approval standards. With these restraints on new lending, the balance of consumer card loans fell from (Y)271,636 million at the end of the previous fiscal year to (Y)247,598 million as of March 31, 2004. We plan to continue to focus on the quality of assets in these operations by carefully monitoring loans and moving forward cautiously.

Venture capital and other investments benefited from a strong stock market in the fiscal year ended March 31, 2004, and their contribution is heavily correlated to the overall market environment.

In the corporate rehabilitation business, we plan to continue to make equity investments in businesses in bankruptcy or undergoing restructuring. By working to revitalize their operations and enhance their corporate value, we hope to generate earnings through the eventual sale of our equity interest. The investments we have made so far include Minami Sports, a sports goods distributor, Footwork Express, a logistics company, and FoodsNet, a sushi chain operator.

(B)	Overseas Business Segments

1)	The Americas

ORIX’s principal businesses in the Americas segment are leasing, corporate loans, securities investment, real estate related finance, including commercial mortgage-backed securities (CMBS), and real estate development.

Fiscal 2004 Results

Segment profits improved to (Y)7,601 million, compared to (Y)1,332 million in the previous fiscal year, due largely to fewer write-downs of securities and lower provisions for doubtful receivables and probable loan losses.

Historical Trends

The contribution of the Americas segment to consolidated performance bottomed out during the year ended March 31, 2002, and is now on a recovery trend. The reasons for weakness in performance in fiscal 2002 and fiscal 2003 were provisions for probable loan losses in our leasing business and valuation losses on high-yield bond investments. The improvement in the fiscal year under review was due to declines in these provisions and write-downs compared to the previous fiscal year.

Strategy and Topics

This segment is important for the development of ORIX’s global operations. The majority of ORIX’s overseas assets are allocated to the Americas segment and the United States is one of the most advanced financial markets in the world. We have realigned our existing operations in the Americas market under our holding company ORIX USA Corporation into three principal divisions, namely corporate finance, leasing, and real estate.

Our Corporate Finance Division is engaged in responding to our customers’ funding needs for corporate borrowings, big-ticket lease financing, and other services. This division also invests in marketable bonds and loan assets. The Leasing Division provides mainly equipment financing. The Real Estate Division provides loans secured by commercial real estate and servicing for CMBS and other financial instruments while investing in CMBS and other real estate linked securities. Its operations also include the development and management of commercial real estate.

In addition to the consolidated subsidiaries listed, Stockton Holdings Limited, in which ORIX has a 29% equity interest, is accounted for by the equity method.

2)	Asia and Oceania

Principal businesses in Asia and Oceania involve direct financing leases, operating leases for transportation equipment, corporate loans, and securities investments.

Fiscal 2004 Results

Contributions from automobile leasing and corporate lending of a number of companies in the region, in addition to an increase in equity in net income of affiliates from Korea Life Insurance Co., Ltd., resulted in a rise in segment profits to (Y)17,848 million, compared to (Y)9,765 million in the same period of the previous fiscal year.

Historical Trends

Starting with the establishment of our first overseas office in Hong Kong in 1971, we have expanded throughout Asia and Oceania mainly by forming joint ventures to establish leasing companies together with local companies in each respective country. Our operations in the region were adversely affected in the wake of the Asian currency crisis in 1997 and we recorded losses in the segment in the fiscal years ended March 31, 1998 and 1999. Since that time, however, we have seen a gradual recovery of operations throughout the region. In recent years, automobile leasing and corporate loans have become major contributors to earnings. In addition, with the investment in KLI we have seen a substantial increase in profits over the last two fiscal years.

Strategy and Topics

Our business activities in Asia and Oceania are spread over 17 countries. Most of our local subsidiaries in the region are showing recovery in performance, and we plan to move forward with the development of these operations.

One area of strategic focus is automobile leasing and we are attempting to leverage the very successful business model for automobile maintenance leasing that we have developed in Japan. We now have automobile leasing operations in 16 countries outside of Japan, many of which are in the Asia and Oceania segment. The most recent development in this regard was the establishment of ORIX Auto Leasing Korea Corporation, in South Korea in February 2004.

3)	Europe

ORIX’s principal businesses in Europe center on aircraft operating leases, direct financing leases, corporate loans, and securities investments.

Fiscal 2004 Results

A segment loss of (Y)1,252 million was recorded, compared to a loss of (Y)736 million in the previous fiscal year, due largely to the recording of losses on certain equity method investments.

Historical Trends

Europe has become a smaller portion of our overseas activities as we have reduced our exposure to the region against the backdrop of fewer business opportunities. About 60% of the assets of this segment are operating leases for aircraft, but since we are not undertaking new investments in this area, the balance of assets is declining along with the depreciation of these aircraft.

Strategy and Topics

In the previous fiscal year, we restructured a company that had equity investments in small and medium-sized companies in the United Kingdom and are now seeking new opportunities. The present strategy calls for improving the profitability of existing operations while looking for selective opportunities as they arise, but at this time we do not anticipate a rapid expansion.

(e)	Funding and Liquidity

(A)	Funding Strategy

ORIX has continued to diversify its funding methods and sources over the years in order to maintain stable access to funding and reduce its interest expense. We also flexibly adjust our funding structure to adapt to changing market environments and strive to consistently monitor risks associated with fluctuations in interest rates and liquidity levels to promptly respond to changes in the financial environment.

(B)	Balance of Borrowings from Financial Institutions and the Capital Markets

ORIX’s funding includes borrowings from financial institutions and direct fund procurement from the capital markets. Among our diverse borrowing sources are city banks, trust banks, regional banks, agriculture-related financial institutions, life insurance companies, casualty insurance companies, and foreign banks. ORIX had borrowings from approximately 200 such institutions as of March 31, 2004. We procure funds directly from the capital markets through the issuance of corporate bonds, commercial paper (CP), and medium-term notes (MTNs) as well as the securitization of leasing and other assets.

To facilitate funding operations, we have obtained credit ratings for our notes and bonds from two Japanese rating agencies. As of May 31, 2004, ORIX’s domestically issued straight bonds and a euro MTN program have been assigned A+ ratings by both Rating and Investment Information Inc. (R&I) and Japan Credit Rating Agency, Ltd. (JCR). ORIX’s domestic CP is rated a-1 by R&I and J-1 by JCR. Standard & Poor’s has assigned ORIX a rating of BBB+ and Moody’s Investors Service, a rating of Baa3.

The share of funds raised directly from the capital markets (excluding off-balance-sheet sources) at March 31, 2004, was 48%, the same as for the previous fiscal year end. We adjust the ratios of borrowings from financial institutions and capital markets depending on the market environment and aim to consistently maintain an optimal funding structure.

(C)	Diversification of Funding Methods

As deregulation gains momentum in Japan, we are diversifying our funding by continually seeking out and developing new procurement methods. Moreover, because our funding from the capital markets targets a wide range of investors, we have been able to make our funding operations increasingly diverse and stable.

The prohibition on the issuance of CP by finance companies was eliminated in June 1993 in Japan. In April 1998, the sale of CP directly to investors without going through brokers was made possible by additional deregulation. ORIX has energetically worked to increase the number of investors to whom it directly sells CP, which include such entities as asset management companies, life and casualty insurance companies, regional banks, and other types of companies.

ORIX’s outstanding balance of CP, as of March 31, 2004, was (Y)420,280 million, versus (Y)527,263 million at the end of the previous fiscal year. Also, at the end of the fiscal year under review, the number of companies that had invested directly in ORIX’s CP was 455, and the balance of CP issued directly to such investors in Japan accounted for 91% of ORIX’s domestic CP outstanding. In addition, beginning March 31, 2003, paperless (electronic) CP transactions were introduced into Japan, and ORIX made the first domestic issue of electronic CP on the same day. Moreover, in February 2004, ORIX made the first public offering in Japan of electronic CP to small and medium sized enterprises, with the objectives of diversifying its funding sources and enlarging its base of investors. While attempting to control the risks associated with settlement and clearance, we plan to continue to issue electronic CP to broaden our investor base and promote the creation of more efficient and broad-based primary and secondary CP markets. At the end of fiscal 2004, electronic CP accounted for 61% of ORIX’s balance of CP outstanding in Japan.

In step with the expansion of the bond market in Japan, we have actively issued yen-denominated straight bonds in the Japanese market. In order to further diversify funding methods and investors, ORIX separately issues bonds that are primarily for institutional investors and those that are primarily for individual investors.

The balance of straight bonds issued by ORIX (including private placements) held by domestic institutional investors was (Y)378,000 million at March 31, 2004, versus (Y)388,000 million held at the end of the previous fiscal year. Individual investors owned (Y)365,000 million of ORIX’s straight bonds at March 31, 2004, and (Y)370,000 million at the previous fiscal year-end.

In January 1992, ORIX became the first company in Japan to securitize leasing assets. Since that time, we have actively used asset securitization in Japan and overseas. As of March 31, 2004, the outstanding balance of securitized assets, including such assets as leasing and loan assets, stood at (Y)437,650 million on a consolidated basis. Of this figure, the portion accounted for as off-balance sheet assets was (Y)339,943 million.

Regarding overseas funding operations, in addition to borrowing from local markets, efforts have been made to increase the diversity of funding methods through such measures as MTN issuance. ORIX and five overseas subsidiaries are participants in a Multi-Issuer Euro MTN program with a maximum issuance limit of $5 billion. This arrangement enables ORIX to have a highly flexible funding program. Euro MTN issuance is determined based on the funding needs of overseas companies under the supervision of ORIX’s Treasury Department in Tokyo. As of March 31, 2004, the outstanding balance of ORIX’s MTNs was (Y)159,332 million.

In September 1998, ORIX listed its shares on the New York Stock Exchange (NYSE), a move that has facilitated raising funds through the issuance of stock outside Japan since that date. In October 1999, ORIX became the first Japan-based company to make a global offering involving the simultaneous issue of new shares and convertible notes registered with the Securities & Exchange Commission (SEC) and listed on the NYSE, issuing 3.3 million new shares and (Y)40 billion (principal amount) in convertible bonds due 2005. In December 2001, ORIX made another dual offering of new shares and convertible bonds, issuing 1.8 million new shares and (Y)28 billion (principal amount) in convertible bonds due 2007.

As part of our continued efforts to diversify funding sources, in June 2002 we issued Liquid Yield Option NotesTM with stock acquisition rights, due June 14, 2022 (par value of $1,022 million), and procured $400 million. Because these notes included a contingent conversion provision that effectively makes conversion more difficult, the securities are not required to be included in the calculation of diluted earnings per share if ORIX’s share price does not reach a certain trigger price. The issuance was the first of its kind by a Japanese company.

In October 2003, we filed a universal shelf registration statement with the SEC on Form F-3, permitting offerings in the United States of up to an aggregate maximum offering price of $500 million or the equivalent in foreign denominated currency or currency units of senior debt securities, subordinated debt securities, warrants, common stock, preferred stock, and American Depository Shares (ADSs). These securities may be offered separately or together with other offered securities.

(D)	Liquidity

ORIX manages its liquidity by monitoring the schedule for maturities of assets and liabilities and raises funds as needed from financial institutions and capital markets in Japan and overseas. Funds raised are used efficiently to acquire new assets or to meet obligations for repayment of liabilities. ORIX raises the funds it requires while monitoring both operating cash needs and the inflow and outflow of funds.

To sustain a high level of liquidity, ORIX has secured committed credit lines with a number of financial institutions. Total committed credit lines for ORIX and its subsidiaries were (Y)862,147 million and (Y)875,797 million at March 31, 2003 and 2004, respectively. Of these lines, (Y)797,449 million and (Y)765,608 million were available at March 31, 2003 and 2004, respectively. Included in these commitment lines are global commitment lines for major overseas subsidiaries totaling (Y)97,926 million, with (Y)94,657 million available at March 31, 2004.

3.	Overview of Facilities

(1)	Facilities for Rent

(a)	New equipment acquisitions

     In association with operating lease business, the Company and its subsidiaries own facilities for rent. New equipment acquisitions were
(Y)189,737 million for fiscal 2004.

(b)	Details of facilities for rent

     Details of facilities for rent at March 31, 2004 are as follows:

		Composition
	Millions of yen	ratio
Transportation equipment	320,973	41.8%
Measuring equipment and personal computers	157,717	20.5
Real estate and other	290,037	37.7

Subtotal	768,727	100.0%
Accumulated depreciation	(249,007)	—

Net	519,720	—

(Note) “Investment in Operating Leases” in the consolidated balance sheets includes rental receivables of (Y) 16,982 million at March 31, 2004.

     For fiscal 2004, the Company and its subsidiaries wrote down certain facilities for rent to their fair value under the provisions of FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). For further information on the write-downs, see Note 25 “write-downs of long-lived assets”.

(c)	Plans for acquisition and disposal of facilities

     Plans for acquisition of facilities after fiscal 2004 are as follows.

     There are no significant plans for disposal other than made with regard to our operating activities.

Description of facilities	Assumed acquisition costs	Funding methods
Facilities for rent	178,000 million yen	Equity, borrowings and direct fund procurement

(2)	Office Facilities and facilities for operation other than for rent

(a)	Overview of Facilities not for rent

     The Company and its subsidiaries own the following facilities.

Head-office building

Facilities for rationalizing clerical work and welfare

Golf course

Training facility

     For fiscal 2004, new acquisitions were (Y)8,336 million.

     Office facilities were not allocated to each segment, and there were no significant acquisitions for fiscal 2004.

     Facilities for operation other than for rent were mainly in connection with the real estate segment, and there were acquisitions of (Y)6,123 million including a hotel for fiscal 2004.

     There were no significant disposals or sales of facilities not for rent for fiscal 2004.

(b)	Status of main facilities not for rent

     The main facilities, the Company and its subsidiaries own, were as follows.

(i)	The Company

Carrying value (millions of yen)
			Buildings	Estate
	Segment	Description	and	(thousand			Number of
Facilities’ name (location)	category	of facilities	fixtures	square meters)	Others	Total	employees
Tokyo head-office building (Minato-ku, Tokyo) and 18 branches in metropolitan area	Over segment categories	Office facilities	6,381	32,297 (2)	558	39,236	1,343

(ii)	Domestic subsidiaries

Carrying value (millions of yen)
				Buildings	Estate
	Facilities’ name	Segment	Description	and	(thousand			Number of
Company name	(location)	category	of facilities	fixtures	square meters)	Others	Total	employees
ORIX Life Insurance Corporation	Cross Wave (Funabashi-city, Chiba-prefecture)	Mainly real estate segment	A training facility	3,087	8,204 (3)	9	11,300	18

(iii)	Foreign subsidiaries

There were no significant facilities.

     For fiscal 2004, the Company and its subsidiaries wrote down certain facilities not for rent to their fair value under the provisions of FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). For further information on the write-downs, see Note 25 “Write-downs of long-lived assets”.

(c)	Plans for acquisition and disposal of facilities not for rent

     There were no significant plans for acquisition and disposal of facilities not for rent.

4.	List of Major Shareholders

     The following is a list of major shareholders as of March 31, 2004:

		Percentage of
Name	Number of	total shares
Address	shares held	in issue
	(in thousands)
Japan Trustee Services Bank, Ltd. (Trust Account) 1-8-11, Harumi, Chuo-ku, Tokyo	12,593	14.93%
The Master Trust Bank of Japan, Ltd. (Trust Account) 2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	7,795	9.24
State Street Bank and Trust Company P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A.	7,695	9.12
The Chase Manhattan Bank, N.A. London WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P2HD,ENGLAND	4,811	5.70
The Chase Manhattan Bank, N.A. London SL Omnibus Account WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P2HD,ENGLAND	2,769	3.28
Mellon Bank Treaty Clients Omnibus ONE BOSTON PLACE BOSTON, MA 02108 U.S.A.	2,674	3.17
Nippon Life Insurance Company 1-2-2, Yuraku-cho, Chiyoda-ku, Tokyo	1,437	1.70
The Chase Manhattan Bank 385036 360 N. CRESCENT DRIVE BEVERLY HILLS, CA 90210 U.S.A.	1,258	1.49
The Norinchukin Bank 1-13-2, Yuraku-cho, Chiyoda-ku, Tokyo	1,099	1.30
Trust & Custody Services Bank, Ltd. (Trust Account B) 1-8-12, Harumi, Chuo-ku, Tokyo	1,047	1.24

Total	43,181	51.18%

Notes:

(a)	The number of shares held in relation to trust businesses may not be all-inclusive and is therefore reported with reference to the names listed as shareholders.

(b)	Mitsui Asset Trust and Banking Company, Limited filed a report in accordance with Japanese regulations on June 13, 2003 that shows their share holdings of the Company as of May 31, 2003. The following information is not included in the list of major shareholders as of March 31, 2004 because it could not be confirmed substantially from the list of shareholders as of March 31, 2004.

	Number of	Percentage of
	shares held	total shares
Name	(in thousands)	in issue
Mitsui Asset Trust and Banking Company, Limited	4,878	5.78%

(c)	The Sumitomo Trust & Banking Co., Ltd. filed an amended report in accordance with Japanese regulations on November 14, 2003 that shows their share holdings of the Company as of October 31, 2003. The following information is not included in the list of major shareholders as of March 31, 2004 because it could not be confirmed substantially from the list of shareholders as of March 31, 2004.

	Number of	Percentage of
	shares held	total shares
Name	(in thousands)	in issue
The Sumitomo Trust & Banking Co., Ltd.	4,098	4.86%

(d)	Nomura Securities Co., Ltd., Nomura International plc, Nomura Asset Management Co., Ltd. and The Nomura Trust and Banking Co., Ltd. jointly filed a report in accordance with Japanese regulations on December 11, 2003 that shows their share holdings of the Company as of November 30, 2003. The following information is not included in the list of major shareholders as of March 31, 2004 because it could not be confirmed substantially from the list of shareholders as of March 31, 2004.

	Number of	Percentage of
	shares held	total shares
Name	(in thousands)	in issue
Nomura Securities Co., Ltd.	123	0.15%
Nomura International plc	53	0.06
Nomura Asset Management Co., Ltd.	4,075	4.83
The Nomura Trust and Banking Co., Ltd.	28	0.03

Total	4,280	5.07%

(e)	Capital Research and Management Company, Capital Guardian Trust Company, Capital International Limited, Capital International, Inc. and Capital International S.A jointly filed a report under Japanese regulation on March 5, 2004 that shows a change, as compared with their last report on January 22, 2003, in the number of their share holdings of the Company as of March 2, 2004. The following information is not included in the list of major shareholders as of March 31, 2004 because it could not be confirmed substantially from the list of shareholders as of March 31, 2004.

	Number of	Percentage of
	shares held	total shares
Name	(in thousands)	in issue
Capital Research and Management Company	1,682	1.99%
Capital Guardian Trust Company	6,504	7.71
Capital International Limited	1,537	1.82
Capital International, Inc.	1,933	2.29
Capital International S.A.	196	0.23

Total	11,853	14.05%

5.	Corporate Governance

     Corporate governance described below is related to the Company and its subsidiaries, instead of that related to the Company except for “3) Compensation of directors, executive officers and corporate auditors”.

(a)	Corporate Governance

1)	Strengthening Corporate Governance

     Since the June 1997 establishment of an Advisory Board, which included experienced and resourceful individuals from outside the Company, ORIX has strengthened its corporate governance framework with the aim of objectively determining whether its business activities are emphasizing the interests of its shareholders. In June 1998, we introduced a Corporate Executive Officer system to help separate strategic decision-making functions from day-to-day administrative operations. In June 1999, ORIX reduced the number of members of the Board of Directors, arranged for three Advisory Board members to fill two positions as independent directors and one position as an advisor to the Board, and phased out the Advisory Board. In addition, the Nominating Committee and the Compensation Committee were established to operate as support units for the Board of Directors.

     In order to make a more effective separation of roles and responsibilities between the decision-making and monitoring functions of the Board of Directors and the executive function of management, ORIX decided to adopt a “Company with Committees” board model, which became possible in April 2003 as a result of a revision to the Commercial Code of Japan.

     The establishment of audit, nominating, and compensation committees under the Board of Directors is required under this new structure. In addition, ORIX has set up a Compliance Coordination Office as an internal control system to support the Audit Committee, which is responsible for supervising ORIX’s operations.

     In compliance with the Commercial Code, ORIX’s Audit Committee includes three directors. Two of these directors are considered outside directors under the Commercial Code. The Audit Committee receives quarterly performance reports from the executive officer responsible for the Accounting Department, reports from the independent public auditor concerning audits, and business summary reports from the COO. It also receives internal audit report results and other reports related to internal control systems from the executive officer responsible for the Compliance Coordination Office, which is a unit that supports the committee. Moreover, the Audit Committee nominates and empowers its inside director member to conduct operational studies and report on the studies to the committee, and the committee also may instruct executive officers to present reports on the units for which they are responsible. The committee discusses the various reports and evaluates the performance of executive officers and the internal control system.

     As stipulated in the Commercial Code, the Nominating Committee is authorized to nominate director candidates as well as to participate in the selection of executive officers.

     As stipulated in the Commercial Code, the Compensation Committee is authorized to determine policies regarding the remuneration of directors and executive officers as well as the monetary remuneration of each individual director and executive officer.

     At the meeting of the Board of Directors following the Annual General Meeting of Shareholders in June 2004, ORIX added another outside director to its Board, thus bringing the total number of outside directors to five. With the inclusion of the seven internal directors, the Board has a total of 12 members.

     ORIX is working to improve its disclosure of information to investors and the function of its investor relations. In order to further improve this function, we established a Disclosure Committee that oversees the management and dissemination of information to the public.

2)	Compliance

     We feel that compliance is a crucial foundation for sound corporate governance and we proactively implement rigorous compliance programs.

     In April 1989, when we changed our name from Orient Leasing Co., Ltd., to ORIX Corporation, we introduced an ORIX Group Corporate Identity program that specified Group Ideals, Group Management Goals, and Group Action Principles. This is the conceptual root of our compliance programs.

     As we neared the 21st century, we articulated three concepts in April 1998 that would characterize our identity and operations in the new century—pride, trust, and respect—thereby extending the conceptual scope of the ideals, management goals, and action principles of the corporate identity program. To foster pride, trust, and respect throughout our operations, we drafted our Corporate Action Principles and Employee Action Principles. These concepts and principles together form the basis of EC21, which is a program designed to ensure that ORIX strives to be an “Excellent Company” in the 21st century. EC21 is the base of ORIX’s compliance system. To effectively instill the ideals articulated in EC21 throughout its operations, ORIX established units specializing in compliance promotion and, in February 2002, prepared a compliance manual. This manual includes action guidelines that explain the spirit of EC21 in concrete and specific terms. At the same time, ORIX organized training and other programs to promote greater awareness of, and more attention to, compliance among all the ORIX Group’s employees.

     In fiscal 2003, ORIX began a Compliance Program containing specific compliance performance measures that continues to be implemented throughout the Company.

     To quickly discover compliance violations and prevent scandals before they occur, we have established a “Compliance Help Line,” to which individuals can call anonymously, and prepared a manual entitled Rules Related to the Compliance Help Line to help ensure the service is effective.

(b)	Risk Management

     We consider the management of risk such as credit risk, market risk, and other risks essential to conducting our businesses and to increasing our corporate value. Accordingly, we have designed our risk management system to identify, analyze, evaluate, and measure our risks, and to set appropriate policies and limits to manage and hedge such risks. Our risk management system has been established through the development of what we consider to be reliable administrative and information systems and other policies and programs. We attempt to control or hedge these risks by utilizing a risk management system that manages both overall risk as well as specific risks associated with individual transactions, businesses, and overseas geographical regions.

     Our risk management system is made up of four principal components. The first component consists of the sales and marketing departments. For example, our sales and marketing staff are responsible for important credit risk management functions, including carrying out initial credit analyses and evaluations with respect to potential transactions. These staff are also required to monitor risks and manage and collect problem assets with respect to originated transactions.

     The second component involves specialized groups responsible for risk management. These include:

•	The Risk Management Headquarters, which is primarily responsible for risks associated with asset quality and comprises four groups—the Credit Evaluation and Due Diligence Group, the Risk Monitoring Group, the Risk Management Group, and the Real Estate Appraisal Group.

•	The Treasury Department, which is responsible for domestic and overseas funding strategy as well as funding-related risks, including interest-rate risk, liquidity risk, exchange rate risk, and derivative risk.

•	The Compliance Coordination Office, which creates and operates systems for ensuring rigorous compliance with laws and regulations as well as ORIX’s own internal rules.

     The third component of our risk management system is our Investment and Credit Committee, which comprises top management, including the CEO, COO, CFO, and the executive officer in charge of risk management. The Investment and Credit Committee meets on average three times a month to review and approve or reject individual credit transactions and investments that exceed certain specified credit or investment amounts.

     In addition to the detailed risk management that is carried out for each transaction with regard to the aforementioned three components, our monthly strategy meetings add a fourth component to our risk management system. These meetings perform a particularly important role in the monitoring and control of the various businesses in which we are involved. Top management, including ordinarily the CEO, COO, and CFO, attend these meetings. The meetings are held separately once a month for each of our divisions and for each of our major subsidiaries, including our overseas subsidiaries. In the meetings, the management directly responsible for the division or subsidiary in question discusses its respective businesses with top management. The meetings begin with quantitative reports of financial targets and results of the division or subsidiary in question. Discussions are then conducted on current and future projects, market trends, and other issues that could potentially affect the particular division or subsidiary’s profitability. Matters considered vitally important to our operations are decided on by the Investment and Credit Committee and reported to the Board of Directors as appropriate.

(c) Compensation of directors, executive officers and corporate auditors

1)	Amount paid to directors and corporate auditors before adoption of a “Company with Committees” board model (From April 1, 2003 to June 25, 2003)

	Directors		Corporate auditors		Total
	Number of		Number of		Number of
Type of compensation	persons	Amount	persons	Amount	persons	Amount
		(In millions of yen)		(In millions of yen)		(In millions of yen)
Compensation based on shareholders’ meeting	10	86	3	11	13	98
Bonus based on appropriation of surplus	10	50	3	6	13	56
Severance indemnities based on shareholders’ meeting	—	—	1	5	1	5

Total		136		23		159

2)	Amount paid to directors and executive officers after adoption of a “Company with Committees” board model (After June 25, 2003)

	Directors		Executive officers		Total
	Number of		Number of		Number of
Type of compensation	persons	Amount	persons	Amount	persons	Amount	Description
		(In millions of yen)		(In millions of yen)		(In millions of yen)
Amount based on decision of the Compensation Committee	5	54	23	767	28	822	(*1)

Total	5	54	23	767	28	822

Note 1	Two directors were newly appointed at the shareholders’ meeting for the fiscal year ended March 31, 2004, as a result, the number of directors was 12. Compensation of seven directors concurrently serving as executive officers is presented as compensation of executive officers as of March 31, 2004.

Note 2	23 executive officers were appointed and one executive officer resigned during the fiscal year ended March 31, 2004, as a result, the number of executive officers was 22 as of March 31, 2004.

(d)	Audit fees paid to principal accountant

(i)	Amount of fees paid to AZSA & CO. and KPMG	(Y)646 million

(ii)	Amount of audit fees out of (i)	(Y)504 million

(iii)	Amount other than that of audit fees out of (i)	(Y)142 million

(Note) Amount described in (iii) includes mainly fees of tax related services, due diligence review and preparation of comfort letter

1.	Financial Information

(1)	Condensed Consolidated Balance Sheets (Unaudited)

	2003		2004
	Millions	Composition	Millions	Composition
Assets	of yen	ratio	of yen	ratio
Cash and Cash Equivalents	204,677	3.5%	152,235	2.7%
Restricted Cash	18,671	0.3	35,621	0.6
Time Deposits	1,184	0.0	677	0.0
Investment in Direct Financing Leases	1,572,308	26.5	1,453,575	25.8
Installment Loans	2,288,039	38.6	2,234,940	39.7
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(133,146)	(2.2)	(128,020)	(2.3)
Investment in Operating Leases	529,044	8.9	536,702	9.5
Investment in Securities	677,435	11.4	551,928	9.8
Other Operating Assets	76,343	1.3	72,049	1.3
Investment in Affiliates	144,974	2.4	157,196	2.8
Other Receivables	146,650	2.5	142,711	2.5
Inventories	100,893	1.7	121,441	2.2
Prepaid Expenses	41,494	0.7	44,139	0.8
Office Facilities	77,043	1.3	71,196	1.3
Other Assets	185,458	3.1	178,567	3.3

Total	5,931,067	100.0%	5,624,957	100.0%

(1)	Condensed Consolidated Balance Sheets (Unaudited) (Continued)

	2003		2004
	Millions	Composition	Millions	Composition
Liabilities and Shareholders' Equity	of yen	ratio	of yen	ratio
Short-Term Debt	1,120,434	18.9%	903,916	16.1%
Deposits	262,467	4.4	292,545	5.2
Trade Notes, Accounts Payable and Other Liabilities	265,264	4.4	279,852	5.0
Accrued Expenses	82,012	1.4	96,668	1.7
Policy Liabilities	608,553	10.3	592,782	10.5
Income Taxes
Current	34,869	0.6	31,703	0.6
Deferred	116,031	2.0	122,234	2.2
Deposits from Lessees	79,366	1.3	78,491	1.4
Long-Term Debt	2,856,613	48.2	2,662,719	47.3

Total Liabilities	5,425,609	91.5	5,060,910	90.0

Common Stock	52,067	0.9	52,068	0.9
Additional Paid-in Capital	70,002	1.2	70,015	1.2
Retained Earnings:
Legal Reserve	2,220	0.0	2,220	0.0
Retained Earnings	429,163	7.2	481,091	8.6

Subtotal	431,383	7.2	483,311	8.6

Accumulated Other Comprehensive Loss:
Net unrealized gains on investment in securities	1,917	0.0	25,048	0.4
Minimum pension liability adjustments	(4,182)	(0.1)	(7,967)	(0.1)
Foreign currency translation adjustments	(29,919)	(0.5)	(45,629)	(0.8)
Net unrealized losses on derivative instruments	(7,563)	(0.1)	(4,593)	(0.1)

Subtotal	(39,747)	(0.7)	(33,141)	(0.6)

Treasury Stock, at cost	(8,247)	(0.1)	(8,206)	(0.1)

Shareholders’ Equity	505,458	8.5	564,047	10.0

Total	5,931,067	100.0%	5,624,957	100.0%

(2)	Condensed Consolidated Statements of Income (Unaudited)

	2003		2004
	Millions		Millions
	of yen	Percentage	of yen	Percentage
Revenues:
Direct Financing Leases	122,928		112,372
Operating Leases	122,526		130,488
Interest on Loans and Investment Securities	131,590		116,744
Brokerage Commissions and Net Gains on Investment Securities	10,857		26,025
Life Insurance Premiums and Related Investment Income	138,511		134,212
Residential Condominium Sales	71,165		98,034
Gains on Sales of Real Estate Under Operating Leases	3,257		9,116
Interest Income on Deposits	526		884
Other Operating Revenues	80,460		92,898

Total Revenues	681,820	100.0%	720,773	100.0%

Expenses:
Interest Expense	71,846		60,597
Depreciation — Operating Leases	79,993		83,919
Life Insurance Costs	125,684		119,653
Costs of Residential Condominium Sales	60,769		88,679
Other Operating Expenses	41,359		52,561
Selling, General and Administrative Expenses	144,271		161,835
Provision for Doubtful Receivables and Probable Loan Losses	54,706		49,592
Write-downs of Long-lived Assets	50,682		12,345
Write-downs of Securities	14,325		5,240
Foreign Currency Transaction Loss, Net	1,211		1,577

Total Expenses	644,846	94.6	635,998	88.2

Operating Income	36,974	5.4	84,775	11.8

Equity in Net Income of Affiliates	6,203	0.9	17,924	2.5
Gain (Loss) on Sales of Affiliates	2,002	0.3	(542)	(0.1)

Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	45,179	6.6	102,157	14.2

Provision for Income Taxes	20,746	3.0	51,538	7.2

Income from Continuing Operations	24,433	3.6	50,619	7.0

Discontinued Operations
Income from Discontinued Operations, Net (including gains on sales of (Y)3,747 million in fiscal 2004)	1,109		4,713
Provision for Income Taxes	(450)		(1,921)

Discontinued Operations, Net of Applicable Tax Effect	659	0.1	2,792	0.4

	2003		2004
	Millions		Millions
	of yen	Percentage	of yen	Percentage
Income Before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	25,092		53,411

Extraordinary Gain, Net of Applicable Tax Effect	3,214	0.4	609	0.1
Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect	1,937	0.3	—	0.0

Net Income	30,243	4.4%	54,020	7.5%

Per Share Data (Unaudited)

	Yen
	2003	2004
Earnings Per Share—Basic:
Income from Continuing Operations	292.00	604.88
Discontinued Operations	7.88	33.37
Extraordinary Gain	38.41	7.27
Cumulative Effect of a Change in Accounting Principle	23.15	—
Net income	361.44	645.52
Earnings Per Share—Diluted:
Income from Continuing Operations	275.63	569.33
Discontinued Operations	7.41	31.35
Extraordinary Gain	36.14	6.84
Cumulative Effect of a Change in Accounting Principle	21.77	—
Net Income	340.95	607.52

(3) Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

	Millions of yen
	2003	2004
Common Stock:
Beginning balance	51,854	52,067
Exercise of warrants and stock acquisition rights	213	1

Ending balance	52,067	52,068

Additional Paid-in Capital:
Beginning balance	69,823	70,002
Exercise of warrants, stock acquisition rights and stock options	211	8
Other, net	(32)	5

Ending balance	70,002	70,015

Legal Reserve:
Beginning balance	2,220	2,220

Ending balance	2,220	2,220

Retained Earnings:
Beginning balance	400,175	429,163
Cash dividends	(1,255)	(2,092)
Net income	30,243	54,020

Ending balance	429,163	481,091

Accumulated Other Comprehensive Income (Loss):
Beginning balance	(13,440)	(39,747)
Net change of unrealized gains on investment in securities	(12,839)	23,131
Net change of minimum pension liability adjustments	2,652	(3,785)
Net change of foreign currency translation adjustments	(15,119)	(15,710)
Net change of unrealized losses on derivative instruments	(1,001)	2,970

Ending balance	(39,747)	(33,141)

Treasury Stock:
Beginning balance	(8,124)	(8,247)
Exercise of stock options	8	202
Other, Net	(131)	(161)

Ending balance	(8,247)	(8,206)

Total Shareholders’ Equity:
Beginning balance	502,508	505,458
Increase, net	2,950	58,589

Ending balance	505,458	564,047

Summary of Comprehensive Income:
Net income	30,243	54,020
Other comprehensive income (loss)	(26,307)	6,606

Comprehensive income	3,936	60,626

(4) Condensed Consolidated Statement of Cash Flows

For the Fiscal Year Ended March 31, 2003 and 2004

	Millions of yen
	2003	2004
Cash Flows from Operating Activities:
Net income	30,243	54,020
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	118,097	121,530
Provision for doubtful receivables and probable loan losses	54,706	49,592
Increase (decrease) in policy liabilities	5,889	(15,771)
Deferred tax benefit	(23,222)	(2,881)
Gains from securitization transactions	(9,649)	(446)
Equity in net income of affiliates	(6,203)	(17,924)
(Gain) loss on sales of affiliates	(2,002)	542
Extraordinary gain	(3,214)	(609)
Cumulative effect of a change in accounting principle	(1,937)	—
Gains on sales of available-for-sale securities	(7,588)	(8,728)
Gains on sales of real estate under operating lease	(3,257)	(9,116)
Write-downs of long-lived assets	50,682	12,345
Write-downs of securities	14,325	5,240
Decrease (increase) in restricted cash	1,195	(17,393)
Increase in inventories	(21,894)	(18,197)
Increase in prepaid expenses	(2,975)	(1,974)
Increase (decrease) in accrued expenses	(2,370)	7,481
Increase in deposits from lessees	4,303	683
Other, net	15,021	(5,582)

Net cash provided by operating activities	210,150	152,812

Cash Flows from Investing Activities:
Purchases of lease equipment	(923,483)	(873,248)
Principal payments received under direct financing leases	742,183	731,702
Net proceeds from securitization of lease and loan receivables	239,050	35,704
Installment loans made to customers	(1,214,672)	(1,130,986)
Principal collected on installment loans	1,071,841	1,092,698
Proceeds from sales of operating lease assets	62,323	116,531
Investment in and dividends received from affiliates, net	(23,208)	5,822
Proceeds from sales of investment in affiliates, including proceeds from a sale of related option	2,232	—
Purchases of available-for-sale securities	(193,580)	(90,527)
Proceeds from sales of available-for-sale securities	264,021	164,860
Maturities of available-for-sale securities	95,187	88,601

	Millions of yen
	2003	2004
Purchases of other securities	(23,674)	(32,707)
Proceeds from sales of other securities	21,413	12,648
Purchases of other operating assets	(2,847)	(8,966)
Proceeds from sales of other operating assets	63,596	10,468
Acquisitions of subsidiaries, net of cash acquired	(13,669)	(8,861)
Sales of subsidiaries, net of cash disposed	36,469	24
Other, net	(20,232)	10,215

Net cash provided by investing activities	182,950	123,978

Cash Flows from Financing Activities:
Repayment of short-term debt, net	(122,365)	(94,192)
Repayment of commercial paper, net	(485,288)	(106,712)
Proceeds from long-term debt	811,334	811,099
Repayment of long-term debt	(776,959)	(971,619)
Net increase in deposits due to customers	37,224	30,078
Issuance of common stock	392	8
Dividends paid	(1,255)	(2,092)
Net increase (decrease) in call money	(5,000)	5,000
Other, net	(123)	146

Net cash used in financing activities	(542,040)	(328,284)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,131)	(948)

Net Decrease in Cash and Cash Equivalents	(150,071)	(52,442)

Cash and Cash Equivalents at Beginning of Year	354,748	204,677

Cash and Cash Equivalents at End of Year	204,677	152,235

     The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes To Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

     In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with requirements of accounting principles, procedures and disclosure related to issuing American Depositary Receipts, and generally accepted accounting principles in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

     Since the Company listed on the New York Stock Exchange in September 1998, the Company has prepared the consolidated financial statements based on terms, formats and preparations pursuant to the rules regarding issuing American Depositary Receipts and registered with the Securities and Exchange Commission.

     Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a)	Direct financing leases

     Under U.S. GAAP, a lessor accounts for a lease that transfers substantially all of the benefits and risks of ownership to the lessee as a sale or a financing, the Company and its subsidiaries account for ORIX’s lease transaction as a financing (“direct financing leases”). Certain direct financing lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment.

     Under Japanese GAAP, financing leases are accounted for as an ordinary sale in principle, while financing leases where the ownership of the property is not deemed to be transferred to a lessee can be accounted for in the same manner as operating leases if necessary information is disclosed in the notes to the consolidated financial statements.

     Regarding the securitization of direct financing lease receivables, under U.S. GAAP, the Company and its subsidiaries account for the securitization as a sale if it meets the conditions required in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”). Under Japanese GAAP, in the case of accounting for financing leases in the same manner as operating leases, the securitization is accounted as a financing transaction secured by the future lease payments.

(b)	Origination cost on installment loans

     Under U.S. GAAP, certain loan origination costs are being deferred and amortized over the loan term using the interest method.

     On the other hand, under Japanese GAAP, those origination costs are recognized as expenses at the inception.

(c)	Operating leases

     Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. And operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

     On the other hand, Japanese GAAP allows that operating lease assets are depreciated using either constant percentage method or straight-line method.

(d)	Impairment of long-lived assets

     Under U.S. GAAP, long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of undiscounted future cash flows expected to be generated by the assets is less than the carrying amount of the assets, impairment losses are recognized based on the fair value of the assets.

     It is expected that a similar accounting principle will be adopted in Japan.

(e)	Accounting for life insurance operations

     Based on FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”), certain costs associated with writing insurances (“deferred policy acquisition costs”) are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

     In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, these are calculated by the methodology which relevant authorities accept in Japan.

(f)	Derivative Financial Instruments and Hedging

     Generally, under both U.S. GAAP and Japanese GAAP, derivative instruments are carried at fair value with changes included in the current period income or loss unless certain hedge accounting criteria are met. The accounting treatment for hedging differs between U.S. GAAP and Japanese GAAP (see Note 2 (k)).

     Under U.S. GAAP, hedging relationships must be designated individually, and accounting treatment differs between fair value hedge and cash flow hedge.

     On the other hand, Japanese GAAP allows the changes in fair value of hedging instruments to be deferred until the hedging relationship ceases, if derivative instruments are used for hedging purposes either as fair value hedge or cash flow hedge and meet certain hedging criteria.

     In addition, for the leasing industry, if hedging relationships designated before March 2001 are effective in total, these transactions can be accounted for as hedging under deferral hedging accounting treatment on condition that the relationships meet certain hedging criteria.

     In connection with the accounting treatment of conversion options, under U.S. GAAP, conversion options are bifurcated from the convertible bonds and are recorded as stand-alone derivative contracts. On the other hand, under Japanese GAAP, convertible bonds are required to be accounted for ordinary bonds.

(g)	Accounting for business combinations, goodwill and other intangible assets

     Under U.S. GAAP, all business combinations initiated after June 30, 2001 are accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed.

     Goodwill and intangible assets that have indefinite useful lives are not amortized and tested at least annually for impairment.

     Under Japanese GAAP, goodwill is amortized over an appropriate period within twenty years.

(h)	Accounting for Pension Plans

     Under U.S. GAAP, the Company and its subsidiaries adopted FASB Statement No. 87 (“Employers’ Accounting for Pensions”) and recorded pension costs based on the amounts determined using actuarial methods. Minimum pension liabilities are recorded when the accumulated benefit obligation exceeded the fair value of plan assets and accrued pension costs.

     Under U.S. GAAP, unrealized net actuarial loss is amortized using a corridor test. But under Japanese GAAP, the unrealized net actuarial loss is amortized over a certain term within the average remaining service period of employees expected to receive related benefits.

     Under U.S. GAAP, the Company and certain subsidiaries will account for the transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund plan (“EPF”) in accordance with EITF Issue No. 03-2 (“EITF 03-2”) (“Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”). As specified in EITF 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with FASB Statement No. 88 (“Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”). Consequently, the Company and its subsidiaries did not record the profits, which the Company and certain subsidiaries recognized on financial statements under Japanese GAAP, in the consolidated financial statements for the fiscal year ended March 31, 2004.

(i)	Accounting for debt discounts and premiums

     U.S. GAAP requires that a bond, offset by debt discount and premiums, is recorded as a liability in the statements of financial position. U.S. GAAP also requires that the amortization of debt discounts and premiums is computed using the interest method over the redemption term of the bond.

     In general, a bond is recorded at face value under Japanese GAAP. Also, debt discounts and premiums are recorded separately as deferred assets or liabilities and amortized using the straight-line method from the effective date to the redemption date.

(j)	Segment Information

     In accordance with FASB Statement No. 131 (“Disclosure about Segment of an Enterprise and Related information”), segment financial information based on that which is regularly used by management for evaluating segment performance and deciding how to allocate resources.

     Japanese GAAP requires disclosure of the information according to the kind of enterprise on the basis of products, the information according to location on the basis of the location of a selling agency, and the overseas sales information on the basis of a customer’s location.

(k)	Classification in Consolidated Statement of Cash Flows

     Classification in the statement of cash flows under U.S. GAAP is based on FASB Statement No. 95 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans are included in “Cash Flows from Investing Activities” in U.S. GAAP while they are classified as “Cash Flows from Operating Activities” in Japanese GAAP.

     In addition, net proceeds from securitization of lease receivables and loan receivables accounted for as a sale are classified as “Cash Flows from Investing Activities” in U.S. GAAP, while net proceeds from securitization of lease receivables and its repayments are included in “Cash Flows from Financing Activities”, and net proceeds from securitization of loan receivables are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

2.	Significant Accounting and Reporting Policies

(a)	Principles of consolidation

     The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%—50% ownership or other means, are accounted for by using the equity method. A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

     The consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (“Consolidation of Variable Interest Entities”).

     All significant intercompany accounts and transactions have been eliminated in consolidation.

(b)	Use of estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified seven areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of investment in securities (see (h)), the determination of impairment of long-lived assets (see (g)) and goodwill (see (v)), the determination of valuation allowance for deferred tax assets (see (i)), the determination of benefit obligations and net periodic pension cost (see (l)), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), and the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)).

(c)	Foreign currencies translation

     The Company and its subsidiaries maintain their accounting records in their respective functional currency.

     Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

     The financial statements of foreign subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the foreign subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.

(d)	Recognition of revenues

     Direct financing leases—Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and initial direct cost is computed using the interest method.

     Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees (“loan origination costs, net”), are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

     Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal (see Note 8).

     Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. The Company and its subsidiaries used 180 days for suspending recognition of income in the prior fiscal years. This change from 180 to 90 days did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheet and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against any due but unpaid principal payments with the balance taken to income until qualifying for a return to accrual status.

     Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of operating leases assets classified as transportation equipment is 9 years, as measuring equipment and personal computers is 5 years, as real estate and other is 33 years. Gains or losses arising from dispositions of operating lease assets, except real estate under operating leases, are included in operating lease revenues. Gains or losses arising from dispositions of real estate under operating leases are separately disclosed as “Gains on sales of real estate under operating leases” or “Discontinued operations-Income from discontinued operations, net” depending on the continuing involvement in such real estate by the Company or its subsidiaries. If the Company or its subsidiaries have significant continuing involvement in operations of disposed real estate, in the form such as asset or property management, gains or losses are presented as “Gains on sales of real estate under operating leases.” Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

     Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

     Residential condominiums—Revenues from the sales of residential condominiums are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e)	Insurance premiums and expenses

     Premium income from life insurance policies are recognized as earned premiums when due.

     Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of endowments, term life insurance and whole life insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and other factors applicable at the time the policies are written. The average rates of assumed investment yields are 2.0% and 1.7% for fiscal 2003 and 2004, respectively. The Company continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

     FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances (“deferred policy acquisition costs”) and amortize over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Amortization charged to income for fiscal 2003 and 2004 amounted to (Y)11,740 million and (Y)10,017 million, respectively.

(f)	Allowance for doubtful receivables on direct financing leases and probable loan losses

     The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

     Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are individually assessed whether each of the loans is impaired. If a loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows or the fair value of the collateral securing the loan if the loan is collateral dependent. Smaller-balance homogeneous loans and lease receivables are collectively evaluated considering current economic conditions and trends, prior charge-off experience for each category of collateralized receivables and uncollateralized receivables, delinquencies and non-accruals.

     Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal. The Company and its subsidiaries do not have a practice of charging loans off after they are past due for a specific arbitrary period, for example, six months or one year.

(g)	Impairment of long-lived assets

     Effective April 1, 2002, the Company and its subsidiaries adopted FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), FASB Statement No. 144 superseded FASB Statement No. 121 (“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”). Under FASB Statement No. 144, impairment losses are recorded with respect to long-lived assets used in operations, consisting primarily of real estate development projects, golf courses and other operating assets, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value. In determining fair value, recent transactions involving sales of similar assets, appraisals prepared internally by the Company’s own staff of appraisers, independent third party appraisals and other valuation techniques are utilized.

(h)	Investment in securities

     Trading securities are reported at fair value with unrealized gains and losses included in income.

     Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

     Held-to-maturity securities are recorded at amortized cost.

     Generally, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities for which the market price has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. In determining whether the decline in the market value of a debt security is other than temporary, the Company and its subsidiaries consider whether there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event. In addition, the Company and its subsidiaries charge against income losses related to securities in certain other situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in the market value of a security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the security will recover within the next six months. For financial periods prior to the quarter ended March 31, 2003, the period used for considering whether impairment was other than temporary was twelve months.

     However, with respect to equity securities, if the Company and its subsidiaries have a significant long-term business relationship with the company, management considers the probability of the market value recovering within the following six months. As part of this review, the company’s operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If management believes, based on this review, that the market value of an equity security may realistically be expected to recover, the loss will continue to be classified as temporary. Temporary declines in market value are recorded through other comprehensive income (loss), net of applicable income taxes. If after an additional six months the market value is still significantly below the acquisition cost, the loss will be considered other than temporary and the decline in market value charged to income. For the financial periods prior to the quarter ended March 31, 2003, the additional consideration period was twelve months.

(i)	Income taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

(j)	Securitized assets

     The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to special-purpose entities that issue asset-backed securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion retained and the portion sold, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

     Retained interests include subordinated interests, servicing assets, excess spread assets and cash collateral. Retained interests are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of a retained interests is other than temporary, the Company and its subsidiaries consider the value of the retained interests to be impaired and record a write-down of the retained interests to fair value.

     Fair values of retained interests are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss, discount rate and prepayment rate.

(k)	Derivative financial instruments

     The Company and its subsidiaries adopted FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”) and FASB Statement No. 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activity, an amendment of FASB Statement No. 133”). All derivatives are recognized on the balance sheet at their fair values. On the date the Company or a subsidiary enters into a derivative contract, the Company or its subsidiary designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), a hedge of a net investment in foreign operation or a non-hedging transaction. For all hedging relationships, at inception the Company and its subsidiaries formally document the risk-management objective and strategy for undertaking the hedge transaction. The Company and its subsidiaries also document the hedged risk, the hedge type and the hedging instrument for each hedging activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective for a hedge, hedge accounting is discontinued.

     Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income (loss). The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings.

     The Company and its subsidiaries discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

     When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company and its subsidiaries continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognize any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company and its subsidiaries continue to carry the derivative at its fair value on the balance sheet and recognize any subsequent changes in its fair value in earnings.

     The Company and its subsidiaries also hold derivative instruments for trading purposes, customer accommodation or those that do not qualify as hedging instruments. The Company and its subsidiaries record these derivative instruments on the balance sheet at fair value. The changes in fair values are recorded in earnings.

     The Company and its subsidiaries occasionally purchase or originate financial instruments that contain an embedded derivative instrument. Upon acquisition of such financial instrument, the Company and its subsidiaries assess whether the economic characteristics of the embedded derivative instrument are clearly and closely related to the economic characteristics of the financial instrument (“host contract”), whether the financial instrument that embodies both the embedded derivative instrument and the host contract is currently measured at fair value with changes in fair value reported in earnings, and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. If the embedded derivative instrument is determined not to be clearly and closely related to the host contract, is not currently measured at fair value with changes in fair value reported in earnings, and the embedded derivative instrument would qualify as a derivative instrument, the embedded derivative instrument is separated from the host contract and valued at fair value with changes recorded in earnings.

(l)	Pension plans

     The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries adopted FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation levels, expected long-term rate of return on plan assets and others.

     In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the employer pension fund (“EPF”) to the government together with a specified amount of plan assets determined pursuant to a government formula. In August 2003, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF. The Company and certain subsidiaries will account for the transfer to the Japanese government of a substitutional portion of an EPF in accordance with EITF Issue No. 03-2 (“Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”). As specified in EITF Issue No. 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with FASB Statement No. 88 (“Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”). The effect of the transfer on the consolidated financial statements of the Company and its subsidiaries has not yet been determined.

(m)	Stock-based compensation

     Stock-based compensation expense is accounted in accordance with APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) as permitted by FASB Statement No. 123 (“Accounting for Stock-Based Compensation”) amended by FASB Statement No. 148 (“Accounting for Stock-Based Compensation—Transition and Disclosure”). FASB statement No. 123 provides entities a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25. The Company chose to use the intrinsic value approach pursuant to APB Opinion No. 25 and recognized no compensation expense in fiscal 2003 and 2004.

     Had compensation cost for the Company’s stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share (EPS) in fiscal 2003 and 2004 would have been as follows:

	Millions of yen
	2003		2004
As reported:
Net income	(Y)	30,243	(Y)	54,020
Less: Total stock-based compensation expenses determined by fair value based method		(1,726)		(1,735)
Pro forma:
Net income		28,517		52,285
Net income—
As reported:
Basic EPS	(Y)	361.44	(Y)	645.52
Diluted EPS		340.95		607.52
Pro forma:
Basic EPS		340.81		624.78
Diluted EPS		321.55		588.04

(n)	Stock splits

     Stock splits implemented prior to October 1, 2001 have been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”). No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with accounting principles generally accepted in Japan.

     Based on an amendment to the Code, effective on October 1, 2001, the above-mentioned method of accounting based on the regulation has become unnecessary.

     In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2004 would have increased by approximately (Y)24,674 million, with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(o)	Cash and cash equivalents

     Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p)	Restricted cash

     Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund and deposits related to servicing agreements.

(q)	Other operating assets

     Other operating assets consist primarily of operating facilities (including golf courses, hotels and a training facility), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is (Y)2,926 million and (Y)4,248 million as of March 31, 2003 and 2004, respectively. Estimated useful lives range up to 50 years for buildings, up to 75 years for fixtures and up to 20 years for machinery and equipment.

(r)	Other receivables

     Other receivables consist primarily of payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts and receivables from the sale of lease assets.

(s)	Inventories

     Inventories include advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2003 and 2004, advance and/or progress payments were (Y)75,755 million and (Y)93,822 million, respectively, and finished goods were (Y)25,138 million and (Y)27,619 million, respectively.

(t)	Office facilities

     Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is (Y)23,234 million and (Y)22,670 million as of March 31, 2003 and 2004, respectively. Estimated useful lives range up to 50 years for buildings and fixtures and up to 20 years for machinery and equipment.

(u)	Other assets

     Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (v)), deferred policy acquisition costs which are amortized over the contract periods, leasehold deposits and advance payments made in relation to purchases of assets to be leased.

(v)	Goodwill and other intangible assets

     In June 2001, FASB Statement No. 141 (“Business Combinations”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”) were issued. FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. The provisions of FASB Statement No. 141 apply to all business combinations initiated or business combinations accounted for by the purchase method completed after June 30, 2001. On April 1, 2002, as a result of the adoption of FASB Statement No. 141, the Company and its subsidiaries recorded a transition gain of (Y)1,937 million, net of tax of (Y)353 million, as a cumulative effect of a change in accounting principle, due to the write-off of unamortized deferred credits that existed as of March 31, 2002. The deferred credits relate to an excess of the fair value over cost arising from business combinations completed and investments accounted for by the equity method acquired before July 1, 2001.

     FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The provisions of FASB Statement No. 142 were adopted in their entirety by the Company and its subsidiaries as of April 1, 2002.

     Until March 31, 2002, the Company and its subsidiaries amortized goodwill over the periods ranging from 5 to 25 years, with respect to acquisitions that occurred prior to July 1, 2001. Beginning April 1, 2002 (July 1, 2001 for acquisitions occurring on or after that date), the Company and its subsidiaries ceased amortization of goodwill pursuant to the provisions of FASB Statement No. 142 (See Note 13).

(w)	Trade notes, accounts payable and other liabilities

     Trade notes, accounts payable and other liabilities include derivative payables and minority interests.

(x)	Capitalization of interest costs

     The Company and its subsidiaries capitalized interest costs of (Y)490 million and (Y)222 million in fiscal 2003 and 2004, respectively, related to specific long-term development projects.

(y)	Advertising

     The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2003 and 2004 are (Y)9,472 million and (Y)9,725 million, respectively.

(z)	Restructuring costs

     During April 2001, a subsidiary in the United States announced its intention to consolidate certain of its U.S. locations into one location. The consolidation allowed the subsidiary to substantially reduce operating expenses, increase efficiency and redesign processes as the subsidiary pursues new business opportunities. In connection therewith, in accordance with EITF Issue No.94-3 (“Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”), the subsidiary recorded accrued expenses of (Y)93 million in selling, general and administrative expenses in the accompanying consolidated statements of income in fiscal 2003. No additional accrued expense was recorded in fiscal 2004. As of March 31, 2004, the remaining balance of (Y)83 million is included in trade notes, accounts payable and other liabilities in the accompanying consolidated balance sheets consisting primarily of remaining severance and lease obligations.

     In June 2002, FASB Statement No. 146 (“Accounting for Costs Associated with Exit or Disposal Activities”) was issued, and has been adopted for the exit or disposal activities initiated after December 31, 2002. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

(aa)	Discontinued operations

     The Company and its subsidiaries have followed FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). FASB Statement No.144 broadened the scope of discontinued operations to the operating results of any assets with their own identifiable cash flows, which the Company and its subsidiaries will not have significant continuing involvement. Certain properties were sold or to be disposed of by sale in fiscal 2004 without significant continuing involvements and the related results of operations for the presented periods in the accompanying consolidated financial statement were reclassified

(ab)	Earnings per share

     Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

     Earnings per share is adjusted for any stock splits and stock dividends retroactively.

(ac)	Issuance of stock by a subsidiary or an affiliate

     When a subsidiary or an affiliate issues stocks to unrelated third parties, the Company’s ownership interest in the subsidiary or the affiliate decreases. In the event that the price per share is more or less than the Company’s average carrying amount per share, the Company adjusts the carrying amount of its investment in the subsidiary and the affiliate and recognizes gain or loss in the year in which the change in ownership interest occurs.

(ad)	New accounting pronouncements

     In June 2001, the FASB issued Statement No. 143 (“Accounting for Asset Retirement Obligations”), which addresses financial accounting and reporting for recognition of a liability for an asset retirement obligation and the associated asset retirement cost. Companies will be required to recognize a liability equal to the fair value of the asset retirement obligation as of the date the retirement obligation is incurred. The Company and its subsidiaries adopted FASB Statement No. 143 as of April 1, 2003. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

     In April 2002, the FASB issued Statement No. 145 (“Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”), which rescinds certain authoritative pronouncements and amends, and/or clarifies the applicability of others. This Statement is effective for fiscal years beginning after May 15, 2002, but the provisions related to the amendment of FASB Statement No. 13 are effective for transactions occurring after May 15, 2002. The provisions of this Statement were fully applied to the Company as of April 1, 2003. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

     In January 2003, the FASB issued Interpretation No. 46 (“Consolidation of Variable Interest Entities”). FASB Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities, representing those entities whose total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or whose equity investors cannot make significant decisions about the entity’s operations or do not absorb the entity’s expected losses or residual returns. The interpretation requires that the primary beneficiary (defined as the person or entity that is expected to absorb a majority of the entity’s expected losses or receive a majority of the entity’s expected residual returns or both) to consolidate the VIE. Qualifying SPEs in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125”) are not affected by the interpretation. The revised Interpretation No. 46 (FIN 46(R)) was issued in December 2003. The company and its subsidiaries fully adopted FIN 46(R) at March 31, 2004. See Note 11 for further information concerning the Company’s VIEs and the likely effects of the adoption of this Statement on the Company and its subsidiaries’ results of operations or financial position.

     In April 2003, FASB Statement No. 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”) was issued. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”). This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of this Statement were applied prospectively. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

     In May 2003, FASB Statement No. 150 (“Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”) was issued. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statement of financial position. Part of the classification and measurement provisions of this Statement are deferred indefinitely pending further Board action. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

     In December 2003, FASB Statement No. 132 (revised 2003) (FASB Statement No. 132(R)) (“Employers’ Disclosures about Pensions and Other Postretirement Benefits”) was issued. FASB Statement No. 132(R) revises and prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. FASB Statement No. 132(R) retains the disclosures required by the original FASB Statement No. 132 and required additional disclosures about plan assets, benefit obligations, cash flows and other relevant quantitative and qualitative information. FASB Statement No. 132(R) is generally effective for fiscal years ending after December 15, 2003. The Company and its subsidiaries adopted this Statement for fiscal 2004 and provided Note 18 in accordance with the disclosure requirements of this Statement.

(ae)	Reclassifications

     Certain amounts in the 2003 consolidated financial statements have been reclassified to conform to the 2004 presentation. On the consolidated balance sheets, certain inventories included in advance and other operating assets as of March 31, 2003 were reclassified to a separate account as inventories. The remaining amount in advance after the reclassification to inventories has been included in other assets. On the consolidated statements of income, gains on sales of real estate under operating leases included in operating leases for the years ended March 31, 2003 were reclassified as a separate account.

3.	Acquisitions

     On July 31, 2002, the Company acquired a 90% interest in Nittetsu Lease Co., Ltd. from Nippon Steel Corporation. The aggregate purchase price was (Y)5,016 million, which was paid in cash. The Company acquired Nittetsu Lease in line with its plans to expand its domestic leasing operations. The results of Nittetsu Lease’s operations have been included in the consolidated financial statements since the date of acquisition. The acquisition was accounted for under the purchase method.

     The fair values of the net assets acquired from this acquisition at the date of acquisition were as follows:

	Millions of yen
Investment in direct financing leases (net)	(Y)	112,605
Other assets		28,970
Intangible assets other than goodwill		2,910
Goodwill (non-tax deductible)		271

Total assets acquired		144,756

Short-term and long-term debt		131,862
Other liabilities		7,878

Total liabilities assumed		139,740

Net assets acquired	(Y)	5,016

     Of the (Y)2,910 million of acquired intangible assets with an indefinite useful life other than goodwill, (Y)1,455 million was assigned to “trademarks,” and (Y)1,455 million was assigned as the value of a “shareholders agreement” and a “business cooperation agreement” that the Company signed with the seller, Nippon Steel Corporation.

     During fiscal 2003, the Company and its subsidiaries acquired 10 other entities for a total cost of (Y)25,530 million, which was paid in cash. Goodwill recognized in these transactions amounted to (Y)3,127 million, which is not deductible for income tax calculation purposes. Acquisitions were made in line with the Company’s plans to expand real estate operations and guarantee business in Japan.

     On December 31, 2003, Footwork Express Co., Ltd. (previously OSL Co., Ltd.), a 69.2% owned subsidiary of the Company, acquired net assets that constituted a business of reorganization company, Footwork Logistics Corporation (previously reorganization company, Footwork Express Co., Ltd.). The aggregate purchase price was (Y)3,112 million , of which (Y)2,598 million was paid on December 31, 2003 and (Y)514 million was paid on March 30, 2004, respectively, in cash. The Company purchased a business of Footwork Logistics Corporation in line with its plans to expand its corporate rehabilitation business in Japan. The Company includes balance sheet of Footwork Express as of December 31, 2003, the date of latest available financial statements, in the accompanying consolidated financial statements.

     The fair values of the net assets acquired from this acquisition at the date of acquisition were as follows:

Millions of yen
Intangible assets other than goodwill	2,225
Other assets	887
Total assets acquired	3,112

Net assets acquired	3,112

     Of the (Y)2,225 million of acquired intangible assets other than goodwill, (Y)1,343 million was assigned to trade name that has an indefinite useful life, (Y)614 million was assigned to a customer base that has an amortization period of 20 years, and (Y)268 million was assigned to a business license that has an amortization period of half year. Furthermore, there is a possibility that additional payments may have to be made up to the fiscal 2007, depending upon the level of net income attained as stipulated in the business transfer contract. In this case, additional payments will be accounted for as an adjustment to the purchase price.

     During fiscal 2004, the Company and its subsidiaries acquired five other entities for a total cost of (Y)10,658 million, which was paid in cash. Goodwill recognized in these transactions amounted to (Y)1,230 million, which is not deductible for income tax calculation purposes. The Company reflected certain preliminary estimates with respect to the value of the underlying net assets of these entities in determining amounts of the goodwill. Thus, the amount of the goodwill would possibly be adjusted upon completion of the purchase price allocation. Acquisitions were made in line with the Company’s plans to expand real estate operations, operating leasing business and corporate rehabilitation business in Japan.

     The segment in which goodwill is allocated is disclosed in Note 13 “Goodwill and Other Intangible Assets”.

4.	Cash Flow Information

     Cash payments for interest and income taxes during fiscal 2003 and 2004 are as follows:

	Millions of yen
	2003	2004
Interest	74,885	60,951
Income taxes	25,641	56,364

5.	Investment in Direct Financing Leases

     Investment in direct financing leases at March 31, 2003 and 2004 consists of the following:

	Millions of yen
	2003	2004
Minimum lease payments receivable	1,620,648	1,510,856
Estimated residual value	93,002	84,582
Initial direct costs	23,286	21,379
Unearned lease income	(164,628)	(163,242)

	1,572,308	1,453,575

     In connection with the securitization of direct financing lease receivables, as described in Note 10, the Company and its subsidiaries retained subordinated interests of (Y)100,424 million and (Y)50,072 million as of March 31, 2003 and 2004, respectively, which are included in investment in the above table.

     Minimum lease payments receivable (including guaranteed residual values and subordinated interests retained) are due in periodic installments through 2022. At March 31, 2003 and 2004, the amounts due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending March 31,	2003	2004
2004	625,309	—
2005	392,946	558,803
2006	265,809	378,663
2007	159,907	254,504
2008	83,919	154,262
2009	—	95,379
2009 and thereafter	92,758	—
2010 and thereafter	—	69,245

Total	1,620,648	1,510,856

     Gains and losses from the disposition of direct financing lease assets are not significant for fiscal 2003 and 2004.

6.	Investment in Operating Leases

     Investment in operating leases at March 31, 2003 and 2004 consists of the following:

	Millions of yen
	2003	2004
Transportation equipment	280,672	320,973
Measuring equipment and personal computers	147,333	157,717
Real estate and other	315,859	290,037

	743,864	768,727
Accumulated depreciation	(230,558)	(249,007)

Net	513,306	519,720
Rental receivables	15,738	16,982

	529,044	536,702

     Gains/losses from disposition of real estate under operating lease assets are disclosed separately as gains on sales of real estate under operating leases and discontinued operations, respectively, in the accompanying consolidated statements of income.

     For fiscal 2003 and 2004, gains from the disposition of assets under operating leases other than real estate are (Y)4,424 million and (Y)2,783 million, respectively, and are included in operating lease revenues.

     The operating lease contracts include non-cancelable lease terms ranging from one month to 22 years. The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
Years ending March 31,	2003	2004
2004	63,561	—
2005	43,491	67,873
2006	29,124	43,964
2007	17,163	28,074
2008	10,201	16,978
2009	—	7,089
2009 and thereafter	31,464	—
2010 and thereafter	—	28,061

Total	195,004	192,039

7.	Installment Loans

     The composition of installment loans by domicile and type of borrower at March 31, 2003 and 2004 is as follows:

	Millions of yen
	2003	2004
Borrowers in Japan:
Consumer-—
Housing loans	531,904	504,386
Card loans	271,636	247,598
Other	32,668	54,634

	836,208	806,618

Corporate-—
Real estate related companies	276,332	310,847
Commercial and industrial companies	821,992	850,539

	1,098,324	1,161,386

Overseas corporate, industrial and other borrowers	333,313	250,460
Loan origination costs, net	20,194	16,476

	2,288,039	2,234,940

     Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

     At March 31, 2003 and 2004, the contractual maturities of installment loans for each of the next five years and thereafter are as follows:

	Millions of yen
Years ending March 31,	2003	2004
2004	610,167	—
2005	313,134	604,439
2006	278,578	309,360
2007	250,854	267,358
2008	207,140	216,504
2009	—	191,753
2009 and thereafter	607,972	—
2010 and thereafter	—	629,050

Total	2,267,845	2,218,464

     Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of (Y)115,610 million and (Y)107,490 million for fiscal 2003 and 2004, respectively.

8.	Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

     Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2003 and 2004 are as follows:

	Millions of yen
	2003	2004
Beginning balance	152,887	133,146
Provisions charged to income	54,706	49,592
Charge-offs	(78,744)	(54,471)
Recoveries	2,180	1,892
Other*	2,117	(2,139)

Ending balance	133,146	128,020

*	Other includes foreign currency translation adjustments and the effect of acquisitions.

     The balance of the allowance broken down into direct financing leases and installment loans at March 31, 2003 and 2004 is as follows:

	Millions of yen
	2003	2004
Balance of allowance related to:
Direct financing leases	42,588	41,008
Installment loans	90,558	87,012

Total	133,146	128,020

     Under FASB Statement No. 114 (“Accounting by Creditors for Impairment of a Loan”), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans (these include individual housing loans and card loans which are not restructured) and lease receivables, are collectively evaluated for impairment. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

     The recorded investments in loans considered impaired are (Y)97,278 million and (Y)93,542 million as of March 31, 2003 and 2004, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of (Y)63,975 million and (Y)72,033 million as of March 31, 2003 and 2004, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of (Y)36,073 million and (Y)39,187 million as of March 31, 2003 and 2004, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets.

     The average recorded investments in impaired loans for fiscal 2003 and 2004 were (Y)102,413 million and (Y)94,346 million, respectively.

     The Company and its subsidiaries recognized interest income on impaired loans of ¥1,107 million and ¥990 million, and collected in cash interest on impaired loans of ¥914 million and ¥954 million in fiscal 2003 and 2004, respectively.

     The Company and its subsidiaries use 90 days for suspending recognition of income from direct financing leases and loans, however, the Company and its subsidiaries used 180 days in prior fiscal years. (see Note 2(d))

     As of March 31, 2003, investment in direct financing leases and smaller-balance homogeneous loans past due 90 days or more and still accruing income were (Y)8,778 million and (Y)6,686 million, respectively. As of March 31, 2003 and 2004, the balances of direct financing leases on non-accrual status were (Y)39,047 million and (Y)36,568 million, and the balances of smaller-balance homogeneous loans on non-accrual status were (Y)53,901 million and (Y)43,176 million, respectively.

9.	Investment in Securities

     Investment in securities at March 31, 2003 and 2004 consists of the following:

	Millions of yen
	2003	2004
Trading securities	12,154	26,354
Available-for-sale securities	537,888	386,797
Held-to-maturity securities	10,638	—
Other securities	116,755	138,777

Total	677,435	551,928

     Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities, net (see Note 22).

     For fiscal 2003 and 2004, net unrealized holding gains and losses on trading securities are losses of (Y)1,610 million and gains of (Y)1,977 million, respectively.

     During fiscal 2003 and 2004, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of (Y)264,021 million and (Y)164,860 million, respectively, resulting in gross realized gains of (Y)9,822 million and (Y)10,910 million, respectively, and gross realized losses of (Y)2,234 million, and (Y)2,182 million, respectively. The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

     During fiscal 2003 and 2004, the Company and its subsidiaries charged losses on securities of (Y)14,325 million and (Y)5,240 million, respectively, to income for declines in market value of available-for-sale securities and held-to-maturity securities where the decline was considered as other than temporary.

     Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

     The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at March 31, 2003 and 2004 are as follows:

March 31, 2003

	Millions of yen
		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	41,466	173	(100)	41,539
Japanese prefectural and foreign municipal bond securities	13,826	91	(51)	13,866
Corporate debt securities	309,551	2,281	(4,633)	307,199
Mortgage-backed and other asset-backed securities	133,812	5,344	(3,355)	135,801
Funds in trust	4,606	—	(942)	3,664
Equity securities	25,476	12,956	(2,613)	35,819

	528,737	20,845	(11,694)	537,888

Held-to-maturity:
Asset-backed securities	10,638	397	(5)	11,030

	10,638	397	(5)	11,030

March 31, 2004

	Millions of yen
		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	14,520	87	(146)	14,461
Japanese prefectural and foreign municipal bond securities	16,761	20	(115)	16,666
Corporate debt securities	174,398	2,524	(2,977)	173,945
Mortgage-backed and other asset-backed securities	124,398	5,169	(3,387)	126,180
Equity securities	17,562	39,030	(1,047)	55,545

	347,639	46,830	(7,672)	386,797

     The following table provides information about available-for-sale investments with gross unrealized losses, as of March 31, 2004, and the length of period for which individual securities have been in a continuous unrealized loss position:

	Millions of yen
	Less than 12 months		12 months or more		Total
		Gross		Gross		Gross
		unrealized		unrealized		unrealized
	Fair value	Losses	Fair value	Losses	Fair value	Losses
Japanese and foreign government bond securities	3,453	(146)	—	—	3,453	(146)
Japanese prefectural and foreign municipal bond securities	7,725	(115)	—	—	7,725	(115)
Corporate debt securities	117,563	(1,764)	13,982	(1,213)	131,545	(2,977)
Mortgage-backed securities	10,735	(578)	25,910	(2,809)	36,645	(3,387)
Equity securities	1,237	(794)	1,864	(253)	3,101	(1,047)

	140,713	(3,397)	41,756	(4,275)	182,469	(7,672)

     Approximately 200 investment positions were in an unrealized loss position as of March 31, 2004. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates and credit spreads and market trends. As part of its ongoing monitoring process, management has concluded that none of these securities were other-than-temporarily impaired at

March 31, 2004. The Company and its subsidiaries have the ability and intent to hold these securities for a time sufficient to recover its amortized cost.

     The following is a summary of the contractual maturities of debt securities classified as available-for-sale and held-to-maturity securities held at March 31, 2003 and 2004:

	Millions of yen
	2003		2004
	Amortized		Amortized
	cost	Fair value	cost	Fair value
Available-for-sale:
Due within one year	125,091	125,297	63,028	63,307
Due after one to five years	200,228	199,829	148,252	147,490
Due after five to ten years	103,215	100,734	72,915	72,771
Due after ten years	70,121	72,545	45,882	47,684

	498,655	498,405	330,077	331,252

Held-to-maturity:
Due within one year	—	—	—	—
Due after one to five years	—	—	—	—
Due after five to ten years	10,638	11,030	—	—
Due after ten years	—	—	—	—

	10,638	11,030	—	—

     Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

     Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

     Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of (Y)15,980 million and (Y)9,254 million for fiscal 2003 and 2004, respectively.

10.	Securitization Transactions

     During fiscal 2003 and 2004, the Company and its subsidiaries sold direct financing lease receivables and installment loans in securitization transactions. Certain information with respect to these transactions is as follows:

	Millions of yen
	2003	2004
Direct financing leases:
Balance securitized	150,956	26,284
Gains recognized on securitization	3,205	170
Subordinated interests retained	25,388	—
Installment loans:
Balance securitized	78,674	9,250
Gains recognized on securitization	6,444	276
Subordinated interests retained	32,850	263

     Regarding securitizations of direct financing lease receivables, for fiscal 2003 and 2004, revenues from retained interests of (Y)12,348 million and (Y)9,542 million, respectively, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from retained interests of (Y)7,075 million and (Y)12,175 million, respectively, are included in interest on loans and investment securities in the consolidated statements of income.

     Retained interests are subordinate to the investors’ interests. Their value is subject to credit risk, interest rate risk and prepayment risk on the sold financial assets. The investors and special-purpose entities have no recourse to the Company or its subsidiaries’ other assets for failure of debtors to pay.

     As of March 31, 2003 and 2004, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

     Economic assumptions used in measuring the retained interests related to securitization transactions completed during fiscal 2003 and 2004 are as follows:

	2003			2004
		Installment loans			Installment loans
	Direct			Direct	Commercial
	financing		Mortgage	financing	mortgage
	leases	Card loans	loans (*1)	leases	loans
Expected credit loss	0.03%-1.70%	0.84%-1.42%	0.69%	0.01%	2.39%
Discount rate	2.35%-5.36%	1.26%-1.35%	0.68%-2.11%	8.35%	1.79%
Annual prepayment rate (*2)	—	—	5.95%	—	19.18%

(*1)	Mortgage loans contain commercial mortgage loans and housing loans.

(*2)	With respect to direct financing leases, card loans and commercial mortgage loans sold in fiscal 2003, the Company and its subsidiaries did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating discount rates or principal payments.

     Retained interests from securitization transactions in fiscal 2004 and prior years are recorded in the consolidated balance sheets at March 31, 2004. Key economic assumptions used in measuring the fair value of retained interests as of March 31, 2004, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

	2003
	Direct	Installment loans
	financing		Mortgage	Investment in
	leases	Card loans	loans	securities
Expected credit loss	0.03%-1.70%	0.86%-1.42%	0.68%	4.13%
Discount rate	0.91%-7.70%	1.14%-1.29%	0.43%-2.11%	14.28%
Annual prepayment rate (*3)	4.81%	—	6.39%	—

(*3)	With respect to card loans, the Company’s subsidiary did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating principal payments.

	Millions of yen
	Direct	Installment loans
	financing		Mortgage	Investment in
	leases	Card loans	loans	securities
Fair value of retained interests	101,582	49,412	6,573	3,827
Weighted average life (in years)	1.0-6.3	—	2.5-11.3	—
Expected credit loss:
+10%	871	213	26	638
+20%	1,740	434	52	1,237
Discount rate:
+10%	916	328	29	154
+20%	1,823	656	59	298
Prepayment rate:
+10%	234	—	78	—
+20%	466	—	149	—

	2004
		Installment loans
	Direct		Commercial
	financing		mortgage	Housing
	leases	Card loans	loans	loans
Expected credit loss	0.01%-2.12%	0.22%-0.31%	1.50%-3.58%	0.98%
Discount rate	2.47%-8.35%	0.95%-2.03%	1.62%-1.71%	0.44%-3.33%
Annual prepayment rate (*4)	1.76%-12.56%	—	22.89%-32.64%	7.63%

(*4)	With respect to card loans, the Company’s subsidiary did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating principal payments.

	Millions of yen
		Installment loans
	Direct		Commercial
	financing		mortgage	Housing
	leases	Card loans	loans	loans
Fair value of retained interests	55,389	59,072	1,236	5,062
Weighted average life (in years)	1.0-6.4	—	2.9	10.7
Expected credit loss:
+10%	426	617	5	23
+20%	852	1,229	11	46
Discount rate:
+10%	396	221	2	19
+20%	788	441	5	37
Prepayment rate:
+10%	452	—	23	83
+20%	682	—	39	160

     These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

     Certain cash flows received from/(paid) to special-purpose entities for all securitization activities in fiscal 2003 and 2004 are summarized as follows:

	Millions of yen
	2003	2004
Proceeds from new securitizations	239,050	35,704
Servicing fees received	470	551
Cash flows received on interests retained	21,201	31,742
Repurchases of ineligible assets and delinquent assets	(26,122)	(23,647)

     Quantitative information about delinquencies, net credit losses, and components of securitized financial assets and other assets managed together in fiscal 2003 and 2004 are as follows:

March 31, 2003

	Millions of yen
		Principal amount of
		receivables more
	Total principal	than 90 days
	amount of	past-due and
	receivables	impaired loans	Net credit losses
Types of assets:
Direct financing leases	1,897,391	47,825	25,445
Installment loans	2,425,906	157,865	51,119

Total assets managed or securitized	4,323,297	205,690	76,564

Less: assets securitized	(462,950)

Assets held in portfolio	3,860,347

March 31, 2004

	Millions of yen
		Principal amount of
		receivables more
	Total principal	than 90 days
	amount of	past-due and
	receivables	impaired loans	Net credit losses
Types of assets:
Direct financing leases	1,633,875	36,568	13,921
Installment loans	2,374,449	136,718	38,658

Total assets managed or securitized	4,008,324	173,286	52,579

Less: assets securitized	(319,809)

Assets held in portfolio	3,688,515

     The total securitized assets, as of March 31, 2004, are (Y)339,943 million, but the assets of (Y)20,134 million, of which the Company and a subsidiary’s only continuing involvement is the servicing, are not included in the table above.

     A subsidiary entered into a collateralized bond obligation transaction in fiscal 1999 and accounted for the transaction as a sale. The assets securitized as a result of the transaction are (Y)45,478 million as of March 31, 2003, and were not included in the table above. The bond was matured in fiscal 2004, and the subsidiary received (Y)6,630 million from special-purpose entities.

     In fiscal 2004 and prior years, the Company and its subsidiaries entered into other lease receivable securitization programs that were not accounted for as sales. The payables under these securitization programs of (Y)105,281 million and (Y)76,393 million are included in long-term debt, and the minimum lease payments receivable of (Y)141,664 million and (Y)116,289 million and cash collateral of (Y)3,242 million and (Y)2,911 million are included in investment in direct financing leases and other assets in the consolidated balance sheets as of March 31, 2003 and 2004, respectively.

11.  Business Transactions with Special Purpose Entities

     The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. FASB Interpretation No.46 (revised December 2003) (“Consolidation of Variable Interest Entities”) was first issued in January 2003, and effective March 31, 2003, for the SPEs created after January 31, 2003. In December 2003, the revised FASB Interpretation No.46 (“FIN 46(R)”) was announced, and all SPEs were tested for consolidation in accordance with FIN 46(R). FIN 46(R) addresses consolidation by business enterprises of SPEs within the scope of the Interpretation. Generally these SPEs are entities where a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity . There are certain exceptions to these general criteria. Entities within the scope of the Interpretation are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

     Information about significant SPEs for the Company and its subsidiaries are as follows:

(a)  SPEs for liquidating customer assets

     The Company and its subsidiaries may use SPEs in structuring financing for customers to liquidate specific customer assets. The SPEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of SPEs structures is requested by such customer. Such SPEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these SPEs repay the loan and pay dividends to equity investors if sufficient funds exist.

     The Company and its subsidiaries provide installment loans to such SPEs in the aggregate of (Y)14,210 million and (Y)16,197 million as of March 31, 2003 and 2004, and occasionally make investments in these SPEs, which amount to (Y)18,856 million and (Y)15,937 million as of March 31, 2003 and 2004, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

     Total assets of such SPEs are (Y)186,512 million and (Y)201,841 million as of March 31, 2003 and 2004, respectively. Among those SPEs, no SPEs were subject to consolidation.

(b)  SPEs for acquisition of real estate and real estate development projects for customers

     Customers and the Company and its subsidiaries are involved with SPEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in an SPE that is designed to be bankruptcy remote from the customer. The SPE acquires real estate and/or develops real estate projects.

     The Company and its subsidiaries provide non-recourse loans to SPEs in the aggregate of (Y)13,611 million and (Y)12,683 million as of March 31, 2003 and 2004, and/or make investments in these SPEs, which amount to (Y)2,685 million and (Y)4,840 million as of March 31, 2003 and 2004, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

     Total assets of such SPEs are (Y)29,537 million and (Y)34,296 million as of March 31, 2003 and 2004, respectively. Among those SPEs, one SPE was consolidated at March 31, 2004, and its assets of (Y)8,706 million are mainly included in inventories in the consolidated balance sheets.

     The consolidated SPE borrows from financial institutions, and (Y)8,040 million of the SPE’s assets are pledged as collateral for the non-recourse loans as of March 31, 2004. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(c)  SPEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

     The Company and its subsidiaries acquire real estate and establish SPEs to simplify the administration activities necessary for the real estate. The Company and its subsidiaries have always consolidated such SPEs even though the Company and its subsidiaries may not have voting rights since substantially all of such SPEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore controlled by and for the benefit of the Company and its subsidiaries.

     Total assets of such SPEs are (Y)26,093 million and (Y)48,809 million as of March 31, 2003 and 2004, respectively. Those assets are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets as of March 31, 2003 and 2004, respectively.

     Certain SPEs borrow non-recourse loans from financial institutions, and (Y)11,041 million of the SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2004. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(d)  Kumiai structures

     In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated financial statements. The Company and its subsidiaries do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE.

     The Company has evaluated each of these structures pursuant to Interpretation No. 46(R) and has concluded that although the SPEs that are part of the Kumiai structure are VIEs, the Company and its subsidiaries do not have the primary beneficial interest. As a result, these SPEs are not consolidated by the Company and its subsidiaries.

12.  Investment in Affiliates

     Investment in affiliates at March 31, 2003 and 2004 consists of the following:

	Millions of yen
	2003	2004
Common stock, at equity value	131,388	149,237
Loans	13,586	7,959

	144,974	157,196

     Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to (Y)38,664 million and (Y)37,385 million, respectively, as of March 31, 2003 and (Y)45,548 million and (Y)51,884 million, respectively, as of March 31, 2004.

     In fiscal 2003 and 2004, the Company and its subsidiaries received dividends from affiliates of (Y)2,060 million and (Y)3,136 million, respectively.

     The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to (Y)30,487 million and (Y)31,189 million as of March 31, 2003 and 2004, respectively.

     During fiscal year ended March 31, 2003, the Company acquired an interest in two affiliates accounted for under the equity method for which the purchase price allocation was not complete as of March 31, 2003. Upon completion of valuation of investees’ assets and liabilities during fiscal 2004 it was determined that the fair value of investees’ assets and liabilities exceeded the purchase price paid. This excess of fair value of the Company’s proportionate interest in the net assets of investees upon acquisition has been recorded first as a reduction of non current assets of the investees with the excess reported as an extraordinary gain of (Y)609 million, net of tax of (Y)421 million, during fiscal 2004.

     On March 30, 2002, the Company acquired approximately a 22% interest in The Fuji Fire and Marine Insurance Company Limited (“Fuji”) for (Y)18,105 million. The Company recorded its share of earnings by the equity method from the date of acquisition through December 31, 2002, the date of latest available financial statements for the year ended March 31, 2003. At March 31, 2002, the Company reflected certain preliminary estimates with respect to the value of the underlying net assets of Fuji in the Company’s consolidated financial statements. Fuji had not, prior to the investment by the Company, prepared financial statements in accordance with US GAAP. Fuji began the process of preparing financial statements in accordance with US GAAP shortly after the investment in Fuji was made by the Company. However, the process of preparing US GAAP financial statements as of the acquisition date was not completed until January 2003. At that time it was determined that the Company’s proportionate share of the fair value of the net assets acquired exceeded the acquisition cost. In accordance with the provisions of FASB Statement No. 141, the excess remaining after first reducing noncurrent assets to zero was recorded as an extraordinary gain of (Y)3,214 million, net of tax of (Y)2,206 million, in the year ended March 31, 2003.

     The Company formed a consortium with the Hanwha Group (a conglomerate or chaebol located in the Republic of Korea), and Macquarie Life Limited (a life insurance company located in Australia). The consortium entered into a stock purchase agreement (“Purchase Agreement”) with Korea Deposit

Insurance Corporation (“KDIC”), and acquired 51% of the outstanding shares of Korea Life Insurance Co., Ltd. (“KLI”) on December 12, 2002. Pursuant to the Purchase Agreement, the Company acquired 17% of the outstanding shares for approximately 275 billion Korean won ((Y)27,778 million) and made a payment for half of this amount on December 12, 2002. With respect to the other half of the purchase price (the “second payment”), the Company is required to make the second payment two years from the date of the Purchase Agreement. At the acquisition date, the excess of the purchase price over the Company’s proportionate share of the fair value of the net assets of KLI was equal to the purchase price of (Y)27,778 million, as KLI had negative assets as of the acquisition date.

     The Purchase Agreement also provides that the Company and other consortium members have the right to obtain additional shares of the KLI from KDIC (“the Right”). With respect to the Right, the Company and the Hanwha Group entered into a separate agreement providing that the Company can sell the Right to the Hanwha Group at any time from the date of the acquisition through the fifth anniversary of the acquisition date. On the acquisition date, the Company sold 50% of the Right to the Hanwha Group for 21,133 million Korean won ((Y)2,170 million) as the consideration for the Right. The Company recorded the proceeds in gain on sales of affiliates in the consolidated statements of income.

     Since the Company, through the Consortium Agreement and the Shareholders Agreement, has the ability to influence the operations and the financial policies of KLI, the Company accounts for this investment by the equity method and has recorded its share of earnings from the date of acquisition through December 31, 2002, the date of latest available financial statements, for the year ended March 31, 2003.

     On June 11, 2002, ORIX JREIT Inc. (“ORIX JREIT”), a wholly-owned Japanese real estate investment corporation as of March 31, 2002, completed an initial public offering of its investment units, which had been previously issued by ORIX JREIT to the Company. Through this initial public offering, the Company as a unitholder sold to investors 80% or 98,700 units out of 123,372 units of the outstanding units of ORIX JREIT and recognized (Y)3,174 million of gain included in other operating revenues in the accompanying consolidated statements of income for the year ended March 31, 2003. The Company received aggregate net cash proceeds from the sale of (Y)49,528 million or (Y)501,800 per unit. As of the date of the public offering, ORIX JREIT invested in 40 properties located in Japan, including 33 office buildings, three residential buildings and four commercial properties such as hotels and retail buildings with total assets of approximately (Y)116,775 million.

     Subsequent to the initial public offering, the Company accounted for the remaining investment in ORIX JREIT using the equity method of accounting. In addition, ORIX JREIT entered into an asset management agreement with one of the Company’s subsidiaries and paid (Y)470 million of management fees from June 2002 to March 2003 for the year ended March 31, 2003, (Y)847 million for the year ended March 31, 2004, respectively.

     The Company and its subsidiaries sold office buildings under operating leases to ORIX JREIT and recognized (Y)7,617 million of gains on the sales, which were included in gains on sales of real estate under operating leases in the accompanying consolidated statements of income for the year ended March 31, 2004. The related intercompany profits have been eliminated based on the Company’s proportionate share under the equity method.

     During fiscal year ended March 31, 2004, ORIX JREIT newly issued 52,000 units of ORIX JREIT to the public at an issue price of (Y)463,873 per unit, receiving aggregate proceeds of (Y)24,121 million. As a result of the issuance of new units, the ownership interest of the Company and its subsidiary in

ORIX JREIT decreased from 21% to 15%. Because the issuance price per unit issued by ORIX JREIT was less than the average carrying amount per unit of the Company and a subsidiary, the Company and a subsidiary were required to adjust the carrying amounts of their investments in ORIX JREIT aggregately by (Y)396 million and recognized losses in earnings.

     Companies comprising a significant portion of investment in affiliates are Stockton Holdings Limited (29% of equity share), The Fuji Fire and Marine Insurance Company Limited (22%), ORIX JREIT Inc. (15%) and Korea Life Insurance Co., Ltd. (17%).

     Combined and condensed information relating to the affiliates accounted for by the equity method for the fiscal year ended March 31, 2003 and 2004 are as follows (some operation data for entities reflect only the period since the Company made the investment and on the lag basis as described above):

	Millions of yen
	2003	2004
Operations:
Total revenues	378,761	1,272,013
Income before income taxes	44,887	111,109
Net income	34,593	93,734
Financial position:
Total assets	5,307,035	5,528,819
Total liabilities	5,104,873	5,181,197
Shareholders’ equity	202,162	347,622

     The Company had no significant transactions with these companies except described above.

13.  Goodwill and Other Intangible Assets

     Changes in goodwill by reportable segment for fiscal 2003 and 2004 are as follows:

	2003
	Millions of yen
	Corporate
	financial	Rental	Real estate-		Life		The	Asia and
	services	operations	related finance	Real estate	insurance	Other	Americas	Oceania	Europe	Total
Beginning Balance	338	746	(737)	(171)	4,452	167	7,442	2,664	262	15,163
Acquired	271	—	3,002	—	—	54	—	71	—	3,398
Impairment	—	—	—	—	—	—	—	—	(274)	(274)
Other (net)*	—	—	737	171	—	—	(705)	8	12	223

Ending Balance	609	746	3,002	—	4,452	221	6,737	2,743	—	18,510

	2004
	Millions of yen
	Corporate
	financial	Rental	Real estate-		Life		The	Asia and
	services	operations	related finance	Real estate	insurance	Other	Americas	Oceania	Europe	Total
Beginning Balance	609	746	3,002	—	4,452	221	6,737	2,743	—	18,510
Acquired	—	832	—	—	—	398	—	—	—	1,230
Impairment	—	(464)	—	—	—	—	—	—	—	(464)
Other (net)*	—	—	(693)	—	—	(53)	(964)	18	—	(1,692)

Ending Balance	609	1,114	2,309	—	4,452	566	5,773	2,761	—	17,584

*	Other includes effect of an adoption of FASB Statement No. 141, foreign currency translation adjustments and certain other reclassifications.

     As of March 31, 2003, intangible assets not subject to amortization are (Y)3,294 million and the gross carrying amount of intangible assets subject to amortization includes software of (Y)34,644 million and others of (Y)6,174 million associated with accumulated amortization of
(Y)18,108 million. The aggregate amortization expense for the net carrying amount of intangible assets in fiscal 2003 is (Y)7,440 million.

     As of March 31, 2004, intangible assets not subject to amortization are (Y)3,361 million and the gross carrying amount of intangible assets subject to amortization includes software of (Y)36,913 million and others of (Y)8,455 million associated with accumulated amortization of
(Y)21,399 million. The aggregate amortization expense for the net carrying amount of intangible assets in fiscal 2004 is (Y)7,603 million.

     The estimated amortization expenses for each of five succeeding fiscal years are (Y)6,184 million in fiscal 2005, (Y)5,555 million in fiscal 2006, (Y)4,611 million in fiscal 2007, (Y)2,957 million in fiscal 2008 and (Y)1,176 million in fiscal 2009, respectively.

14.	Short-Term and Long-Term Debt

     Short-term debt consists of notes payable to banks, bank overdrafts and commercial paper.

     The composition of short-term debt and the weighted average interest rate on short-term debt at March 31, 2003 and 2004 are as follows:

	2003		2004
	Millions	Weighted	Millions	Weighted
	of yen	average rate	of yen	average rate
Short-term debt in Japan, mainly from banks	296,310	1.1%	241,746	1.5%
Short-term debt outside Japan, mainly from banks	296,861	2.2	241,890	2.7
Commercial paper in Japan	522,814	0.1	417,854	0.1
Commercial paper outside Japan	4,449	2.4	2,426	1.6

	1,120,434	0.9	903,916	1.2

     Long-term debt at March 31, 2003 and 2004 consists of the following:

March 31, 2003

	Due	Millions of yen
Banks:
Fixed rate: 1.3% to 7.5%	2004-2015	198,680
Floating rate: principally based on LIBOR plus 0.0% to 0.8%	2004-2011	730,970
Insurance companies and others:
Fixed rate: 0.5% to 6.7%	2004-2011	388,646
Floating rate: principally based on LIBOR plus 0.0% to 0.6%	2005-2012	275,583
Unsecured 0.1% to 3.1% bonds	2004-2013	768,587
Unsecured 0.0% to 0.4% convertible notes	2005-2007	68,630
Unsecured 0.6% to 1.6% bonds with warrants	2004-2006	6,900
Unsecured 0.0% bonds with stock acquisition rights	2023	49,921
Unsecured 0.0% to 7.2% notes under medium-term note program	2004-2012	245,300
0.5% to 7.6% payables under securitized lease receivables	2004-2009	105,281
0.8% to 5.8% payables under securitized loan receivables	2010	18,115

		2,856,613

March 31, 2004

	Due	Millions of yen
Banks:
Fixed rate: 0.9% to 7.2%	2005-2014	124,031
Floating rate: principally based on LIBOR plus 0.2% to 0.8%	2005-2021	790,947
Insurance companies and others:

	Due	Millions of yen
Fixed rate: 0.5% to 6.7%	2005-2014	379,788
Floating rate: principally based on LIBOR plus 0.0% to 0.8%	2005-2021	248,972
Unsecured 0.6% to 3.1% bonds	2005-2013	744,113
Unsecured 0.0% to 0.4% convertible notes	2005-2007	68,473
Unsecured 0.6% to 1.6% bonds with warrants	2005-2006	3,400
Unsecured 0.0% bonds with stock acquisition rights	2023	45,956
Unsecured 0.0% to 6.1% notes under medium-term note program	2005-2013	159,332
0.4% to 3.0% payables under securitized lease receivables	2006-2009	76,393
0.5% to 5.8% payables under securitized loan receivables	2005-2010	21,314

		2,662,719

     The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2004 is as follows:

	Millions of yen
Years ending March 31,	2003	2004
2004	771,052	—
2005	713,225	811,186
2006	600,444	660,615
2007	422,554	513,290
2008	164,204	323,653
2009	—	176,310
2009 and thereafter	185,134	—
2010 and thereafter	—	177,665

Total	2,856,613	2,662,719

     For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made annually and principal is repaid upon maturity of the notes.

     The Company issued Euro yen convertible bonds of (Y)40,000 million in October 1999 and (Y)28,840 million (added premium of (Y)840 million) in December 2001. These are currently convertible into approximately 3,381,000 shares and 1,892,000 shares of common stock at fixed conversion prices of (Y)11,831.80 and (Y)14,800.00 per share, respectively. The conversion prices shall be adjusted, if the Company issues new shares at less than the current market price of the shares.

     The Company issued unsecured Japanese yen bonds with warrants. These bonds were issued in conjunction with compensation plans that are described in Note 19. “Stock-Based Compensation.” These bonds in the amount of (Y)1,800 million and (Y)1,600 million (excluding value of warrants) were issued at par in September 2000 and July 2001, respectively.

     The Company issued U.S. dollar zero coupon senior bond of $400 million, net of unamortized discount of $622 million, in June 2002. The bond has stock acquisition rights that are currently convertible into approximately 3,136,000 shares of common stock at a conversion price of $127.44 per share. The stock acquisition rights may be exercised (1) if the closing price at Tokyo Stock Exchange for the shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than specified conversion trigger price which will be accreted from $140.48 for the quarter including the date of issuance to $355.05 for the quarter ending the date of the bond maturity, (2) during any period in which the issuer rating or the long-term senior debt credit rating assigned to the Company is below a specified level, (3) if the bond is called for redemption or (4) if specified corporate transactions have occurred.

     Total committed lines for the Company and its subsidiaries were (Y)862,147 million and (Y)875,797 million at March 31, 2003 and 2004, respectively, and, of these lines, (Y)797,449 million and (Y)765,607 million were available at March 31, 2003 and 2004, respectively. Of the available committed lines, (Y)86,459 million and (Y)97,664 million were long-term committed credit lines at March 31, 2003 and 2004, respectively.

     As of March 31, 2003 and 2004, (Y)80,000 million and (Y)64,000 million of the total committed lines were restricted for commercial paper backup purposes, and no borrowings were made under these lines at each balance sheet date.

     Some of the debt and commitment contracts contain covenant clauses. The covenants include select objective requirements relating to the need for the Company and its subsidiaries to maintain prescribed levels of equity or credit rating issued by the rating agencies. As of March 31, 2004, the Company and its subsidiaries were in compliance with such objective covenant requirements.

     The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks. Whether such provisions can be enforced will depend upon the factual circumstances.

     In addition to the minimum lease payments receivable related to the payables under securitized lease receivables described in Note 10. “Securitization Transactions,” the short-term and long-term debt payable to financial institutions are secured by the following assets as of March 31, 2003 and 2004:

	Millions of yen
	2003	2004
Minimum lease payments, loans and future rentals	85,349	71,960
Investment in securities	139,925	116,560
(repurchase facilities: included in above)	(139,999)	(116,318)
Other operating assets and office facilities, net	11,756	4,173

	237,030	192,693

     As of March 31, 2004, securities and other assets of (Y)7,884 million were pledged for collateral security deposits.

     As of March 31, 2004, a subsidiary pledged borrowed bonds through security lending transactions with the fair values of (Y)22,466 million for collateral security deposits.

     Under agreements with customers on brokerage business, the Company and its subsidiaries received customers’ securities with an approximate value of (Y)48,613 million as of March 31, 2004,

that may be sold or repledged by the Company and its subsidiaries. As of March 31, 2004, (Y)23,581 million at market value of the securities are repledged as collateral for short-term debt.

     Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

15.	Deposits

     Deposits at March 31, 2003 and 2004 consist of the following:

	Millions of yen
	2003	2004
Time deposits	214,801	242,102
Other deposits	47,666	50,443

Total	262,467	292,545

     The balances of time deposits, including certificates of deposit, issued in amounts of (Y)10 million or more were (Y)146,353 million and (Y)159,873 million at March 31, 2003 and 2004, respectively.

     The maturity schedule of time deposits at March 31, 2003 and 2004 are as follows:

	Millions of yen
	2003	2004
2004	119,164	—
2005	26,143	124,085
2006	23,710	38,291
2007	22,911	41,566
2008	22,873	21,816
2009	—	16,344

Total	214,801	242,102

16.	Selling, General and Administrative Expenses

     Selling, general and administrative expenses in fiscal 2003 and 2004 are as follows:

	Millions of yen
	2003	2004
Personal expenses	66,155	79,083
Selling expenses	24,131	25,268
Administrative expenses	50,913	53,692
Depreciation	3,072	3,792

Total	144,271	161,835

17.	Income Taxes

     Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes, and the provision for income taxes in fiscal 2003 and 2004 are as follows:

	Millions of yen
	2003	2004
Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes:
Domestic	35,884	80,163
Foreign	9,295	21,994

	45,179	102,157

Provision for income taxes:
Current—
Domestic	43,356	50,469
Foreign	612	3,950

	43,968	54,419

Deferred—
Domestic	(28,521)	(11,733)
Foreign	5,299	8,852

	(23,222)	(2,881)

Provision for income taxes	20,746	51,538

     The Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a statutory income tax rate of approximately 42% in fiscal 2003 and 2004. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

     Under the provisions of FASB Statement No. 109 (“Accounting for Income Taxes”), the effect of a change in tax laws or rates is included in income in the period the change is enacted and includes a cumulative recalculation of deferred tax balances based on the new tax laws or rates. The Amendments to Local Tax Laws, which were enacted on March 31, 2003 (effective from April 1, 2004), decreased the statutory tax rate to approximately 40.7%. During fiscal 2004, the statutory tax rate increased to 40.9%, due to the tuning of tax rate by each local tax authority. As a result, the net deferred tax liability decreased (Y)2,420 million which decreased provision for income taxes in fiscal 2003, and increased (Y)724 million which increased provision for income taxes in fiscal 2004.

     Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2003 and 2004 are as follows:

	Millions of yen
	2003	2004
Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	45,179	102,157

Tax provision computed at statutory rate	18,975	42,906
Increases (reductions) in taxes due to:

	Millions of yen
	2003	2004
Change in valuation allowance	2,597	1,019
Charge-off of deferred tax assets recognized for excess of the tax basis over the amounts for financial reporting of investments in subsidiaries	—	5,586
Non-deductible expenses for tax purposes	1,013	744
Effect of a change in tax rate	(2,420)	724
Effect of lower tax rates on foreign subsidiaries and domestic life insurance subsidiary	(705)	(1,225)
Other, net	1,286	1,784

Provision for income taxes	20,746	51,538

     In fiscal 2004, (Y)5,586 million of deferred tax assets which had been recognized for excess of the tax basis over the amounts for financial reporting of investments in subsidiaries was written down; due to the change in the management’s future tax plan, the temporary differences for these deferred tax assets will no longer reverse in the foreseeable future and, accordingly, should no longer be recognized.

     Total income taxes recognized in fiscal 2003 and 2004 are as follows:

	Millions of yen
	2003	2004
Provision for income taxes	20,746	51,538
Income tax on discontinued operations	450	1,921
Income tax on extraordinary gain	2,206	421
Income tax on cumulative effect of a change in accounting principle	353	—
Income tax on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	(7,046)	15,179
Minimum pension liability adjustments	1,986	(2,573)
Foreign currency translation adjustments	(835)	(3,192)
Net unrealized gains (losses) on derivative instruments	(445)	2,111

Total income taxes	17,415	65,405

     The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2003 and 2004 are as follows:

	Millions of yen
	2003	2004
Assets:
Net operating loss carryforwards	25,887	11,209
Allowance for doubtful receivables on direct financing leases and probable loan losses	25,514	31,239
Other operating assets	2,887	3,703
Accrued expenses	8,088	11,219

	Millions of yen
	2003	2004
Other	17,730	17,127

	80,106	74,497
Less: valuation allowance	(10,029)	(10,792)

	70,077	63,705
Liabilities:
Investment in direct financing leases	117,314	97,707
Investment in operating leases	3,899	5,280
Investment in securities	2,210	17,214
Deferred life insurance acquisition costs	8,749	11,640
Policy liabilities	5,709	4,040
Undistributed earnings	14,797	21,719
Prepaid benefit cost	10,223	10,937
Other	5,619	2,845

	168,520	171,382

Net deferred tax liability	98,443	107,677

     Valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance in fiscal 2003 and 2004 were increases of (Y)2,412 million and (Y)763 million, respectively.

     Certain subsidiaries have net operating loss carryforwards of (Y)55,739 million and (Y)47,606 million at March 31, 2003 and 2004, respectively, which expire as follows:

	Millions of yen
Years ending March 31,	2003	2004
2004	3,231	—
2005	3,331	3,005
2006	6,150	5,794
2007	2,111	1,505
2008	2,070	1,434
2009	—	2,723
2009 and thereafter	38,846	—
2010 and thereafter	—	33,145

Total	55,739	47,606

     As of March 31, 2003 and 2004, deferred tax liabilities of (Y)8,889 million and (Y)10,529 million have not been recognized for (Y)84,909 million and (Y)81,621 million of undistributed earnings of certain foreign subsidiaries as it is the Company’s intention to permanently reinvest those earnings. The deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings.

     Net deferred tax assets and liabilities at March 31, 2003 and 2004 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen
	2003	2004
Other assets	17,588	14,557
Income taxes: Deferred	116,031	122,234

Net deferred tax liability	98,443	107,677

18.	Pension Plans

     The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of such payments are determined on the basis of length of service and remuneration at the time of termination. The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

     The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2003 and 2004 is as follows:

	Millions of yen
	2003	2004
Change in benefit obligation:
Benefit obligation at beginning of year	66,715	74,688
Service cost	4,060	3,737
Interest cost	1,728	1,655
Plan participants’ contributions	535	255
Plan amendments	(3,076)	—
Actuarial loss	6,332	2,478
Foreign currency exchange rate change	(345)	(484)
Benefits paid	(1,653)	(1,522)
Plan curtailment	(69)	(132)
Settlements	—	(407)
Special termination benefits	1	—
Acquisition and other	460	916

Benefit obligation at end of year	74,688	81,184

	Millions of yen
	2003	2004
Change in plan assets:
Fair value of plan assets at beginning of year	55,418	54,492
Actual return on plan assets	(7,718)	6,457
Employer contribution	7,719	6,925
Plan participants’ contributions	535	255
Benefits paid	(1,239)	(1,371)
Foreign currency exchange rate change	(261)	(287)
Settlements	—	26
Acquisition and other	38	187

Fair value of plan assets at end of year	54,492	66,684

The funded status of the plans:
Funded status	(20,196)	(14,500)
Unrecognized prior service cost	(2,802)	(2,545)
Unrecognized net actuarial loss	45,170	39,587
Unrecognized net transition obligation	359	351

Net amount recognized	22,531	22,893

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost	25,119	26,740
Accrued benefit liability	(9,787)	(17,376)
Intangible asset	112	84
Accumulated other comprehensive loss, gross of tax	7,087	13,445

Net amount recognized	22,531	22,893

     The accumulated benefit obligations for all defined benefit pension plans were (Y)55,435 million and (Y)66,642 million, respectively, at March 31, 2003 and 2004.

     The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were (Y)35,147 million, (Y)23,903 million and (Y)14,383 million, respectively, at March 31, 2003 and (Y)35,918 million, (Y)31,733 million and (Y)15,069 million, respectively, at March 31, 2004.

     Net pension cost of the plans for fiscal 2003 and 2004 consists of the following:

	Millions of yen
	2003	2004
Service cost	4,060	3,737
Interest cost	1,728	1,655
Expected return on plan assets	(1,534)	(1,231)
Amortization of unrecognized transition obligation	11	8
Amortization of unrecognized net actuarial loss	1,588	2,386
Amortization of unrecognized prior service cost	(272)	(272)
Plan curtailment and settlements	13	229

Net periodic pension cost	5,594	6,512

     The Company and certain subsidiaries use a March 31 measurement date for the majority of its plans.

     Significant assumptions of domestic and foreign pension plans used to determine these amounts are as follows:

Domestic:	2003	2004
Weighted-average assumptions used to determine benefit obligations at March 31
Discount rate	2.0%	2.0%
Rate of increase in compensation levels	1.7%	1.9%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31
Discount rate	2.5%	2.0%
Rate of increase in compensation levels	2.2%	1.7%
Expected long-term rate of return on plan assets	2.5%	2.0%

Foreign:	2003	2004
Weighted-average assumptions used to determine benefit obligations at March 31
Discount rate	6.3%	5.7%
Rate of increase in compensation levels	4.0%	0.1%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31
Discount rate	7.0%	6.3%
Rate of increase in compensation levels	4.3%	4.0%
Expected long-term rate of return on plan assets	9.3%	8.5%

     The Company and certain subsidiaries determine the expected long-term rate of return on plan assets annually based on the composition of the pension asset portfolios of the plan year and the expected long-term rate of return on these portfolios. The expected long-term rate of return is designed to approximate the long-term rate of return actually earned on the plans’ assets over time to ensure that funds are available to meet the pension obligations that result from the services provided by employees. The Company and certain subsidiaries use a number of factors to determine the expected rate of return, including actual historical returns on the asset classes of the plans’ portfolios and independent projections of returns of the various asset classes.

     The asset allocation for the Company and certain subsidiaries’ pension plans at March 31, 2003 and 2004 are as follows:

	2003	2004
Equity securities	43.8%	30.2%
Debt securities	43.6	31.4
Life insurance company general accounts	7.1	6.2
Short-term financial instruments	4.4	31.0
Other	1.1	1.2

Total	100.0%	100.0%

     Life insurance company general accounts in the above table are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.

     The Company and certain subsidiaries’ investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. The Company and certain subsidiaries formulate policy portfolio appropriate to produce the expected long-term rate of return on plan assets, and ensure that plan assets are allocated under this policy portfolio. The Company and certain subsidiaries periodically have an external consulting firm monitor the results of actual return and revise the policy portfolio if necessary.

     Equity securities in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of (Y)203 million at March 31, 2004.

     The Company and certain subsidiaries expect to contribute (Y)7,409 million to those pension plans during the year ending March 31, 2005.

     In addition, directors and corporate auditors of certain subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. The amount required based on length of service and remuneration to date under these plans is fully accrued.

     The Company abolished this unfunded termination plans at June 2003.

     Total provisions charged to income for all the plans including the defined benefit plans are (Y)7,094 million and (Y)9,564 million, in fiscal 2003 and 2004, respectively.

19.	Stock-Based Compensation

     The Company has four types of stock-based compensation plans as incentive plans for directors, corporate executive officers, corporate auditors and selected employees.

     In fiscal 1999, 2000 and 2001, the Company granted stock options to directors, corporate executive officers and certain employees of the Company and the stock options vested immediately except for the fiscal 2001 plan which had a vesting period of three years and the exercise periods are 9.75 years, 9.7 years and 10 years from the grant date, respectively. Under the plans, option holders have the right to purchase in the aggregate 146,000, 145,000 and 316,700 treasury shares of the Company for options granted during fiscal 1999, 2000 and 2001, respectively.

     In fiscal 2000, 2001 and 2002, the Company issued unsecured bonds with detachable warrants. Simultaneously with the issuance of the unsecured bonds, the Company purchased all of the detachable warrants from the underwriters and distributed such warrants to corporate auditors and certain employees of the Company and to directors, corporate auditors and certain employees of subsidiaries. The warrants issued each fiscal year from fiscal 2000 to 2002 vested immediately with an exercise period of four years. By exercising the warrants, the warrant holders can purchase in the aggregate, 302,484, 126,143 and 124,303 shares of the Company granted for each fiscal year. The number of the Company’s shares to be issued for fiscal 2000 plan was adjusted April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000. For financial reporting purposes, these transactions were accounted for as the issuance of debt to third parties and separately as the issuance of warrants to directors, corporate auditors and employees. The issuance of the warrants was accounted for under the intrinsic value method allowed per FASB Statement No. 123 (“Accounting for Stock-Based Compensation”).

     In fiscal 2002, the Company granted another option plan of which the vesting period was two years and the exercise period was 10 years from the grant date. Under this plan, the Company issued warrants to directors, corporate executive officers and certain employees of the Company to purchase, in the aggregate, 300,900 shares of the Company’s common stock at an exercise price. The issuance of the warrants was accounted for under the intrinsic value method allowed per FASB Statement No. 123.

     In fiscal 2003 and 2004 the Company granted stock acquisition rights which had a vesting period of 1.67 years and 1.92 years and an exercise period of 9.67 years and 9.92 years, respectively. The acquisition rights were to purchase, in the aggregate, 453,300 and 516,000 shares of the Company’s common stock at an exercise price. The acquisition rights were distributed to directors, corporate executive officers, corporate auditors and certain employees of the Company, subsidiaries and affiliates companies. The issuance of the stock acquisition rights was accounted for under the intrinsic value method allowed per FASB Statement No. 123.

     The Board of Directors intends to obtain approval from shareholders, at the next general meeting, to be held on June 23, 2004, for an additional grant of stock acquisition rights for 640,000 shares, to directors, corporate executive officers, corporate auditors and certain employees of the Company, subsidiaries and affiliated companies during the year ending March 31, 2005.

     For all plans above, the exercise prices, which are determined by a formula linked to the stock price of the Company’s shares on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s shares at the grant dates.

     The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2003	2004
Grant-date fair value	(Y) 3,126	(Y) 3,351
Expected life	6.95 Years	8.90 Years
Risk-free rate	0.52%	0.81%
Expected volatility	43.52%	41.79%
Expected dividend yield	0.339%	0.346%

     The following table summarizes information about stock option activity for fiscal, 2003 and 2004:

	2003		2004
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number of		Number of
	shares	Yen	shares	Yen
Outstanding at beginning of year	1,568,253	11,991	1,833,405	11,333
Granted	453,300	7,452	516,000	7,230
Exercised	(62,929)	6,899	(25,200)	7,779
Forfeited or expired	(125,219)	7,758	(273,295)	11,297

Outstanding at end of year	1,833,405	11,333	2,050,910	10,349

Exercisable at end of year	767,905	11,225	1,086,010	13,029

     The exercise prices of the granted options were adjusted on April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000.

     Summary information about the Company’s stock options outstanding and exercisable at March 31, 2004 is as follows:

	2003
	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		average	average		average
Range of exercise price		remaining life	exercise price		exercise price
	Number of			Number of
Yen	shares	Years	Yen	shares	Yen
7,452-10,000	566,700	8.45	7,518	113,400	7,784
10,001-13,000	829,273	4.63	11,663	529,673	11,286
13,001-16,272	437,432	5.61	15,649	124,832	14,090

7,452-16,272	1,833,405	6.04	11,333	767,905	11,225

2004
	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		average	average		average
Range of exercise price		remaining life	exercise price		exercise price
	Number of			Number of
Yen	shares	Years	Yen	shares	Yen
7,230-10,000	1,053,500	8.40	7,371	88,600	7,784
10,001-13,000	563,794	5.46	11,831	563,794	11,831

2004
	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		average	average		average
Range of exercise price		remaining life	exercise price		exercise price
	Number of			Number of
Yen	shares	Years	Yen	shares	Yen
13,001-16,272	433,616	4.63	15,657	433,616	15,657

7,230-16,272	2,050,910	6.80	10,349	1,086,010	13,029

20.	Accumulated Other Comprehensive Income (Loss)

     Changes in each component of accumulated other comprehensive income (loss) in fiscal 2003 and 2004 are as follows. Comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of shareholders’ equity.

	Millions of yen
	Net unrealized	Minimum	Foreign	Net unrealized	Accumulated
	gains (losses)	pension	currency	losses on	other
	on investment	liability	translation	derivative	comprehensive
	in securities	adjustments	adjustments	instruments	income (loss)
Balance at March 31, 2002	14,756	(6,834)	(14,800)	(6,562)	(13,440)
Net unrealized losses on investment in securities, net of tax of (Y)7,887 million	(14,300)				(14,300)
Reclassification adjustment for losses included in net income, net of tax of (Y)(841) million	1,461				1,461
Minimum pension liability adjustments, net of tax of (Y)(1,986) million		2,652			2,652
Foreign currency translation adjustments, net of tax of (Y)835 million			(15,780)		(15,780)
Reclassification adjustment for losses included in net income			661		661
Net unrealized losses on derivative instruments, net of tax of (Y)1,040 million				(1,785)	(1,785)
Reclassification adjustment for losses included in net income, net of tax of (Y)(595) million				784	784

Current period change	(12,839)	2,652	(15,119)	(1,001)	(26,307)

Balance at March 31, 2003	1,917	(4,182)	(29,919)	(7,563)	(39,747)
Net unrealized gains on investment in securities, net of tax of (Y)(17,929) million	26,875				26,875
Reclassification adjustment for losses included in net income, net of tax of (Y)2,750 million	(3,744)				(3,744)
Minimum pension liability adjustments, net of tax of (Y)2,573 million		(3,785)			(3,785)
Foreign currency translation adjustments, net of tax of (Y)3,192 million			(15,467)		(15,467)
Reclassification adjustment for losses included in net income			(243)		(243)
Net unrealized gains on derivative instruments, net of tax of (Y)(1,483) million				2,588	2,588
Reclassification adjustment for losses included in net income, net of tax of (Y)(628) million				382	382

Current period change	23,131	(3,785)	(15,710)	2,970	6,606

Balance at March 31, 2004	25,048	(7,967)	(45,629)	(4,593)	(33,141)

21.	Shareholders’ Equity

     Changes in the number of shares issued and outstanding in fiscal 2003 and 2004 are as follows:

	Number of shares
	2003	2004
Beginning balance	84,303,985	84,365,914
Exercise of warrants and stock acquisition rights	61,929	400
Ending balance	84,365,914	84,366,314

     Prior to October 1, 2001, the Japanese Commercial Code (the “Code”) provided that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to a legal reserve until such reserve equaled 25% of issued capital. The Code, amended effective on October 1, 2001, provides that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Code also provides that both additional paid-in capital and the legal reserve are not available for cash dividends but may be used to reduce a capital deficit and may be reduced (in the case of the latter, in aggregate, the remainder after such reduction should not be less than 25% of the issued capital and a resolution of a general meeting of shareholders is required), or may be capitalized by resolution of the Board of Directors.

     The Code provides that at least one-half of the issue price of new shares be included in common stock. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock and proceeds received from the issuance of common stock, including the exercise of warrants, equally between common stock and additional paid-in capital by resolution of the Board of Directors.

     The Board of Directors resolved in May 2004 that total of (Y)2,092 million dividend shall be distributed to the shareholders of record as of March 31, 2004. The liability for declared dividends and related impact on shareholder’s equity are accounted for in the period of such board of directors’ resolution.

     The amount available for dividends under the Code is calculated based on the amount recorded in the Company’s non-consolidated financial statement prepared in accordance with accounting principles generally accepted in Japan, and there are restrictions on the payment of dividends relating to net unrealized gains on investment in securities and the earnings impact of derivatives, amounting to (Y)20,340 million as of March 31, 2004. As a result, the amount available for dividends is amounted to (Y)101,197 million as of March 31, 2004.

     Retained earnings at March 31, 2004 includes (Y)35,822 million relating to equity in undistributed earnings of the companies accounted for by the equity method.

     As of March 31, 2004, the restricted net asset of certain subsidiaries include regulatory capital requirements for life insurance, banking, securities brokerage operations of (Y)26,149 million.

22.  Brokerage Commissions and Net Gains on Investment Securities

     Brokerage commissions and net gains on investment securities in fiscal 2003 and 2004 consist of the following:

	Millions of yen
	2003	2004
Brokerage commissions	2,400	3,967
Net gains on investment securities	8,457	22,058

	10,857	26,025

     Trading activities—Net gains on investment securities include net trading loss of (Y)1,040 million and net trading revenue of (Y)1,500 million for fiscal 2003 and 2004, respectively. Net gains of (Y)231 million and (Y)431 million on derivative trading instruments are also included in net gains on investment securities for fiscal 2003 and 2004, respectively.

23.  Life Insurance Operations

     Life insurance premiums and related investment income in fiscal 2003 and 2004 consist of the following:

	Millions of yen
	2003	2004
Life insurance premiums	122,963	119,458
Life insurance related investment income	15,548	14,754

	138,511	134,212

     The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are associated with earned premiums so as to result in the recognition of profits over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized over the respective policy periods in proportion to premium revenue recognized. Amortization charged to income for fiscal 2003 and 2004 amounted to (Y)11,740 million and (Y)10,017 million, respectively.

24.  Other Operations

     In fiscal 2003 and 2004, other operating revenues include revenues from building maintenance operations, which amounted to (Y)11,731 million and (Y)17,705 million, respectively, and their related expenses were (Y)9,602 million and (Y)15,599 million, respectively. In addition, in fiscal 2003 and 2004, other operating revenues include fee income from the servicing of receivables in a foreign subsidiary, which amounted to (Y)5,884 million and (Y)6,183 million, respectively, and their related expenses were (Y)976 million and (Y)948 million, respectively.

     Other items consist of revenues and expenses from golf courses, a training facility and hotels, operating results from real estate related business, commissions for the sale of insurance and other financial products and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2003 and 2004, respectively.

     Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2003 and 2004.

25.  Write-downs of Long-Lived Assets

     In accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the Company and subsidiaries performed tests for impairment on some assets for which events or changes in circumstances indicated that the carrying amount might not be recoverable. The Company and subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. When it is determined that an asset’s carrying amount is not recoverable, an impairment loss is measured as the amount by which the carrying amount exceeds the asset’s estimated fair value. Fair value was calculated based on recent transactions involving sales of similar assets, by independent third party appraisals, appraisals prepared internally by the Company’s own staff of appraisers or other valuation techniques to estimate fair value.

     During fiscal 2003 and 2004, the Company and certain subsidiaries recognized impairment losses for differences between long-lived asset carrying values and estimated fair values in the amount of (Y)50,682 million and (Y)12,345 million, respectively, which are reflected as write-downs of long-lived assets. The losses of (Y)8,052 million were included in the real estate segment, (Y)3,019 million were included in the Americas’ segment and (Y)143 million were included in the corporate financial services segment respectively, remaining (Y)1,131 million of losses was recorded separately from segment information for assets considered corporate assets in the year ended March 31, 2004. The detail of significant write-downs is as follows.

     Golf courses—At the end of fiscal 2002, the prices of individual golf memberships were rising and no impairment losses were recorded during the year ended March 31, 2002. However, in fiscal 2003, after continuing to rise for a few months, the prices of individual golf course memberships fell steeply. Further, the fair value of individual golf courses fell during the year and competition resulted in the reduction in play fees at many courses. Certain subsidiaries reassessed, in some cases with the assistance of outside consultants, the expected future cash flows for all of the golf courses they own. Certain subsidiaries determined that the expected future cash flow for four golf courses was less than current carrying amount and wrote these golf courses down to their estimated fair value resulting in write-downs of long-lived assets of (Y)25,270 million in the year ended March 31, 2003. In fiscal 2004, certain subsidiaries performed tests for impairment at four golf courses having indications that their cash flows had declined due to competition with surrounding golf courses, which resulted in the decrease in the number of visitors and playing fees. As results of the tests, certain subsidiaries have determined that the expected future cash flow was less than the current carrying value for two golf courses. Estimated fair values which were reassessed by independent third party appraisals, had been determined to be less than the current carrying value, and certain subsidiaries have written these two golf courses down to their estimated fair values resulting in write-downs of long-lived assets of (Y)3,473 million.

     Corporate Dormitories—The Company and a subsidiary have a business activity that consists of leasing corporate dormitory buildings to major corporations in Japan. During the year ended

March 31, 2003, (Y)3,137 million of write-downs for several dormitory properties were recorded, due to the deterioration of terms and conditions of lease contract between those corporations and the Company or a subsidiary. During the year ended March 31, 2004, some lease contracts with corporate customers were restructured at lower rental rates or expired without being renewed, due to cutbacks made by certain corporate customers of their welfare programs and relating costs. The Company and a subsidiary performed tests for impairment on all of dormitory buildings and have determined that expected future cash flows are less than the current carrying amounts for several dormitory properties. As results of the tests, the Company and a subsidiary have written these buildings down to their estimated fair value resulting in write-downs of long-lived assets of (Y)2,071 million in the year ended March 31, 2004.

     Office Buildings—During the year ended March 31, 2003, (Y)7,257 million of write-downs were recorded, due to decline in current rental rates. During fiscal 2004, business environments of office buildings have recovered slightly and rental rates have stopped declining in certain areas, but this trend did not spread to many other local cities. The Company and its subsidiaries performed tests for impairment. As results of the tests, the Company has determined that the expected future cash flow was less than the current carrying value and has written an office building down to the estimated fair value resulting in write-down of long-lived asset of (Y)766 million.

     Hotel properties and Commercial Complex—During the year ended March 31, 2003, (Y)4,910 million of write-downs were recorded due to the decline in occupancy rates at several of the hotel properties owned by the Company and certain subsidiaries. During fiscal 2004, the Company and certain subsidiaries recorded no impairment losses on the hotel properties. However a subsidiary in the United State has determined that there was a significant decline in the expected future cash flow generated from a certain commercial complex in the redevelopment area due to changes of the development project. Accordingly the subsidiary has written this property down to the estimated fair value resulting in write-down of (Y)3,019 million.

     Condominiums—During the year ended March 31, 2003, (Y)6,480 million of write-downs for approximately 540 units were recorded due to the decline in the expected cash flow by each unit. During the year ended March 31, 2004, the Company tested for impairment based on cash flow information by each unit and has written these condominiums down to their estimated fair value resulting in write-downs of long-lived assets of (Y)915 million for approximately 160 units.

     Others—During the year ended March 31, 2003, the Company and certain subsidiaries recorded (Y)3,628 million of write-downs of long-lived assets for other long-lived assets including developed and undeveloped land. During the year ended March 31, 2004, the Company and certain subsidiaries recorded impairment losses of (Y)2,101 million for properties due to the continuous decline in the land value of local cities.

26.  Discontinued Operations

     The company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) requires to reclassify operations related to these real estate sold or to be disposed of by sale to discontinued operations, if the Company and its subsidiaries have no significant continuing involvement in sold properties. In fiscal 2004, the Company, its subsidiaries in

Japan and a subsidiary in the United States sold real estate for rental without significant continuing involvement in those sold properties and earned (Y)3,747 million of aggregated gain. In addition, the Company and its subsidiaries determined to dispose by sale properties for rental without a significant continuing involvement in those properties of (Y)9,131 million which are included in the investment in operating leases in the accompanying consolidated balance sheet at March 31, 2004. Under that Statement, the Company and the subsidiaries report this gain on sales of rental properties, rental revenues generated and other expenses incurred by the operations of both the properties, which have been sold and to be disposed of by sale as income from discontinued operations in the accompanying consolidated statements of income. Income and expenses generated by the operations of these properties recognized in fiscal 2003 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income. Revenue from operations for the discontinued operations reclassified during the year ended March 31, 2004 are (Y)1,825 million, (Y)5,555 million, and income before income taxes are
(Y)1,109 million, (Y)4,713 million in fiscal 2003 and 2004, respectively.

27.  Per Share Data

     Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2003 and 2004 is as follows:

	Millions of yen
	2003	2004
Income from continuing operations	24,433	50,619
Effect of dilutive securities—
Convertible notes	85	85

Income from continuing operations for diluted EPS computation	24,518	50,704

	Thousands of shares
	2003	2004
Weighted-average shares	83,672	83,685
Effect of dilutive securities—
Warrants	—	97
Convertible notes	5,273	5,273
Treasury stock	5	4

Weighted-average shares for diluted EPS computation	88,950	89,059

	Yen
	2003	2004
Earnings per share for income from continuing operations:
Basic	292.00	604.88
Diluted	275.63	569.33

     Shareholders’ equity per share at March 31, 2003 and 2004 is as follows:

	Yen
	2003	2004
Shareholders’ equity per share	6,039.43	6,739.64

28.  Derivative Financial Instruments and Hedging

     The Company and its subsidiaries adopt FASB Statement No. 133.

(a)  Risk management policy

     The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate fluctuations, the fair value of hedged assets and liabilities will appreciate or depreciate. However, such appreciation or depreciation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps and interest rate caps.

     The Company and its subsidiaries employ foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

     By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring counterparties and derivative transactions after contracts have been concluded.

(b)  Cash flow hedges

     The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange forward contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions. The interest rate swap agreements outstanding as of March 31, 2004 mature at various dates through 2009. Net losses on derivative contracts that were reclassified from other comprehensive loss into earnings through other operating expenses and other operating revenues were (Y)784 million and (Y)382 million during fiscal 2003 and 2004, respectively. Net losses of (Y)124 million and net gains of (Y)19 million, which represents the total ineffectiveness of cash flow hedges, were recorded in earnings, through other operating expenses and other operating revenues, for fiscal 2003 and 2004, respectively. Approximately (Y)1,558 million of net derivative losses included in accumulated other comprehensive loss, net of applicable income taxes at March 31, 2004 will be reclassified into earnings through other operating expenses within fiscal 2005.

(c)  Fair value hedges

     The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. One subsidiary hedges a portion of the interest rate exposure of the fair values of certain asset-backed securities with fixed interest rates using sales of futures and forward contracts on U.S. treasury securities. Certain subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure. For fiscal 2003 and 2004, a gain of (Y)0 million and (Y)3 million of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings through other operating expenses and other operating revenues, respectively.

(d)  Hedges of net investment in foreign operations

     The Company uses foreign exchange forward contracts, foreign currency swap agreements and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). The net gain or loss of foreign currency translation adjustments for fiscal 2003 and 2004 were a gain of (Y)5,052 million and (Y)9,010 million, respectively.

(e)  Trading and other derivatives

     Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into foreign currency swap agreements, interest rate swap agreements, caps, collars and foreign exchange forward contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries’ convertible bonds and are recorded as stand-alone derivative contracts. At March 31, 2003 and 2004, the total face amounts were (Y)82,000 million and (Y)29,735 million, respectively, and the fair value of conversion option were (Y)187 million and (Y)910 million, respectively.

     The following table provides notional amount information about derivative instruments as of March 31, 2003 and 2004. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

	Millions of yen
	2003	2004
Interest rate risk management:
Interest rate swap agreement	459,208	440,894
Options, caps, and collars held	30,462	56,361
Forward contracts	75,726	97,510
Foreign exchange risk management:
Foreign exchange forward contracts	88,436	117,939
Futures	—	114
Foreign currency swap agreements	303,051	224,628
Trading activities:
Futures	95,121	213,802
Interest rate swap agreements	2,000	—
Options, caps, and collars held	6,278	1,446
Options, caps, and collars written	5,361	1,317
Foreign exchange forward contracts	1,876	8,387

29.  Significant Concentrations of Credit Risk

     The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, obtaining rights of offset and continuous oversight. The Company and its subsidiaries’ principal financial instrument portfolio consists of direct financing leases and installment loans which are secured by title to the leased assets and assets specifically collateralized in relation to loan agreements. When deemed necessary, guarantees are also obtained. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties’ failure to perform in connection with collateralized financing activities is believed to be minimal. The Company and its subsidiaries have access to collateral in case of bankruptcy and other losses. However, if the market of real estate falls greatly and the value of the secured real estate falls below the mortgage setting amount, the Company and certain subsidiaries receive the risk, which exceeds their forecast.

     At March 31, 2003 and 2004, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, approximately (Y)4,000 billion, or 81%, at March 31, 2003 and approximately (Y)3,878 billion, or 83%, at March 31, 2004 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is (Y)553 billion and (Y)418 billion as of March 31, 2003 and 2004, respectively.

     The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with lessees in commercial industries for their office, industry, commercial service, transport and other equipment. At March 31, 2003 and 2004, the Company and its subsidiaries had concentrations in certain equipment types included in investment in direct financing leases and operating leases which exceeded 10% of the consolidated total assets. The percentage of investment in transportation equipment to consolidated total assets is 11.7% and 12.1% as of March 31, 2003 and 2004, respectively.

30.	Estimated Fair Value of Financial Instruments

     The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

     The disclosures include financial instruments and derivatives financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2003

	Millions of yen
	Carrying	Estimated
	amount	fair value
Trading instruments
Trading securities	12,154	12,154
Futures:
Assets	132	132
Liabilities	59	59
Options and other derivatives:
Assets	177	177
Liabilities	64	64
Non-trading instruments
Assets:
Cash and cash equivalents	204,677	204,677
Restricted cash	18,671	18,671
Time deposits	1,184	1,184
Installment loans (net of allowance for probable loan losses)	2,197,481	2,213,872
Investment in securities:
Practicable to estimate fair value	548,526	548,918
Not practicable to estimate fair value	116,755	116,755
Liabilities:
Short-term debt	1,120,434	1,120,434
Deposits	262,467	265,662
Long-term debt	2,856,613	2,879,538
Foreign exchange forward contracts:
Assets	388	388
Liabilities	644	644
Foreign currency swap agreements:
Assets	7,604	7,604
Liabilities	10,262	10,262
Interest rate swap agreements:
Assets	3,185	3,185
Liabilities	17,616	17,616
Options and other derivatives:
Assets	200	200
Liabilities	1,114	1,114

March 31, 2004

	Millions of yen
	Carrying	Estimated
	amount	fair value
Trading instruments
Trading securities	26,354	26,354
Futures:
Assets	602	602
Liabilities	44	44
Options and other derivatives:
Assets	45	45
Liabilities	32	32
Non-trading instruments
Assets:
Cash and cash equivalents	152,235	152,235
Restricted cash	35,621	35,621
Time deposits	677	677
Installment loans (net of allowance for probable loan losses)	2,147,928	2,162,285
Investment in securities:
Practicable to estimate fair value	386,797	386,797
Not practicable to estimate fair value	138,777	138,777
Liabilities:
Short-term debt	903,916	903,916
Deposits	292,545	296,036
Long-term debt	2,662,719	2,672,585
Foreign exchange forward contracts:
Assets	1,566	1,566
Liabilities	1,264	1,264
Foreign currency swap agreements:
Assets	16,607	16,607
Liabilities	1,328	1,328
Interest rate swap agreements:
Assets	1,386	1,386
Liabilities	9,364	9,364
Options and other derivatives:
Assets	1,590	1,590
Liabilities	1	1

     The estimated fair value amounts were determined using available market information, discounted cash flow information utilized by the Company and its subsidiaries in conducting new business and certain valuation methodologies. If quoted market prices were not readily available, management estimated a fair value. Accordingly, the estimates may not be indicative of the amounts at which the financial instruments could be exchanged in a current or future market transaction. Due to the uncertainty of expected cash flows resulting from financial instruments, the use of different assumptions and valuation methodologies may have a significant effect on the derived estimated fair value amounts.

Estimation of fair value

     The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

     Cash and cash equivalents, restricted cash, time deposits and short-term debt—For cash and cash equivalents, restricted cash, time deposits and short-term debt, the carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their relatively short maturity.

     Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans and other loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities.

     Investment in securities—For trading securities and available-for-sale securities, the estimated fair values, which are also the carrying amounts recorded in the consolidated balance sheets, were generally based on quoted market prices or quotations provided by dealers. For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values).

     For other securities, for which there were no quoted market prices, reasonable estimates of fair values could not be made without incurring excessive costs.

     Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were deter-mined to be reasonable estimates of their fair value. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

     Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates.

     Derivatives—The fair value of derivatives generally reflects the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are available for most of the Company’s and its subsidiaries’ derivatives.

31.	Commitments, Guarantees, and Contingent Liabilities

     Commitments—As of March 31, 2003 and 2004, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of (Y)11,256 million and (Y)9,996 million, respectively.

     The minimum future rentals on non-cancelable operating leases are as follows. The longest contract will mature in fiscal 2011.

	Millions of yen
Years ending March 31,	2003	2004
2004	1,091	—
2005	1,010	1,068
2006	903	889
2007	788	801
2008	593	717
2009	—	404
2009 and thereafter	409	—
2010 and thereafter	—	148

Total	4,794	4,027

     The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling (Y)7,293 million and (Y)7,042 million in fiscal 2003 and 2004, respectively.

     The Company and its subsidiaries have non-cancelable consignment contracts of operation and maintenance of computer systems, and made payments totaling (Y)1,795 million and (Y)3,320 million in fiscal 2003 and 2004, respectively. The longest contract of them will mature in fiscal 2010. At March 31, 2003 and 2004, the amounts due in each of the next five years are as follows:

	Millions of yen
Years ending March 31,	2003	2004
2005	3,349	—
2006	3,396	3,394
2007	3,338	3,392
2008	3,049	3,372
2009	1,507	1,672
2010	—	110

Total	14,639	11,940

     The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to (Y)16,145 million and (Y)172,441 million as of March 31, 2003 and 2004, respectively.

     The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met such as card loans. As of March 31, 2003 and 2004, the total unused credit available amount is (Y)317,057 million and (Y)262,510 million, respectively.

     Guarantees—The Company and its subsidiaries adopted FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognized a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45 issued or amended on and after January 1, 2003. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position. The following table represents the summary of guarantees recorded as guarantee liabilities as of the March 31, 2003 and 2004 and potential future payments of the guarantee contracts outstanding:

	Millions of yen
	2003		2004
	Potential	Book value	Potential	Book value
	future	of guarantee	future	of guarantee
Guarantees	payment	liabilities	payment	liabilities
Housing loans	49,010	11,802	43,402	10,024
Consumer loans.	21,983	2,349	25,473	2,809
Corporate loans	22,142	22	53,672	1,726
Other	8,325	120	2,964	—

	101,460	14,293	125,511	14,559

     Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals and employees of the Company and certain subsidiaries. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.

     Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than two months.

     Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for the Company and its subsidiaries’ customers and unrelated third parties. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed parties fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed parties’ operating assets. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.

     Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company collects third parties’ debt and pays the uncovered amounts.

     Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

32.	Segment Information

     The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations. With respect to the corporate financial services segment, the rental operations segment and real estate related finance in operations in Japan segment, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

     Corporate financial services operations are primarily corporate direct financing leases and lending operations other than real estate related lending. Rental operations comprise operating leases over measuring equipment, information-related equipment and automobiles. Real estate related finance operations include corporate real estate financing activities as well as personal housing loan lending operations. Real estate operations primarily comprise residential subdivision developments as well as the rental and management of office buildings, golf courses, hotels and a training facility. Life insurance operations include direct and agency life insurance sales and related activities. The three overseas operating segments, the Americas, Asia and Oceania, and Europe, include direct financing lease operations, investment in debt securities, collateralized real estate lending and aircraft and ship financing operations. Other operations, which are not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, are reported under operations in Japan, other. They primarily include securities brokerage, venture capital operations and card loans.

     The titles of segments “Corporate finance” and “Equipment operating leases”, which had appeared in previous years’ annual reports, were changed to “Corporate financial services” and “Rental operations” respectively, to present the components of these segments more clearly. Furthermore, the compositions of these two segments have not been changed upon the change in titles.

     Financial information of the segments for fiscal 2003 and 2004 is as follows:

Year ended March 31, 2003

	Millions of yen
	Operations in Japan						Overseas operations
			Real
	Corporate		estate-
	financial	Rental	related	Real	Life		The	Asia and
	services	operations	finance	estate	insurance	Other	Americas	Oceania	Europe	Total
Revenues	125,560	67,655	51,589	104,454	138,511	61,238	57,909	55,425	13,311	675,652
Interest revenue	18,643	8	28,991	414	—	41,474	30,460	10,281	951	131,222
Interest expense	18,322	1,310	6,346	2,167	86	3,453	19,177	14,794	2,061	67,716
Depreciation and amortization	33,967	43,161	3,099	4,623	75	4,077	3,380	17,745	5,683	115,810
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	18,431	2,431	8,499	4	108	14,195	8,173	2,698	167	54,706
Write-downs of long-lived assets	—	—	—	50,682	—	—	—	—	—	50,682
Increase in policy liabilities	—	—	—	—	5,889	—	—	—	—	5,889
Equity in net income (loss) of and gain (loss) on sales of affiliates	(73)	—	561	2	—	3,168	4,433	3,118	(1,916)	9,293
Discontinued operations	—	—	90	615	—	—	404	—	—	1,109
Segment profit (loss)	44,158	4,402	19,572	(39,441)	4,791	8,452	1,332	9,765	(736)	52,295
Segment assets	1,893,422	144,397	931,513	303,838	579,805	387,978	618,148	437,874	75,207	5,372,182
Long-lived assets	49,237	85,748	86,247	207,821	18,350	216	70,784	74,965	41,865	635,233
Expenditures for long-lived assets	15,244	60,093	5,201	30,106	327	—	907	27,106	1,423	140,407
Investment in affiliates	161	22	13,118	—	—	40,636	27,866	45,790	3,583	131,176

Year ended March 31, 2004

	Millions of yen
	Operations in Japan						Overseas operations
			Real
	Corporate		estate-
	financial	Rental	related	Real	Life		The	Asia and
	services	operations	finance	estate	insurance	Other	Americas	Oceania	Europe	Total
Revenues	128,355	74,370	54,792	143,451	133,391	73,986	47,294	53,694	10,708	720,041
Interest revenue	17,954	6	32,099	381	—	38,691	18,206	8,238	658	116,233
Interest expense	17,367	1,695	6,401	2,394	87	3,138	13,010	12,411	1,412	57,915
Depreciation and amortization	35,569	46,037	4,345	4,337	73	2,805	3,441	18,018	4,795	119,420
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	18,133	(155)	6,870	86	912	16,729	4,476	2,500	41	49,592
Write-downs of long-lived assets	143	—	—	8,052	—	—	3,019	—	—	11,214
Decrease in policy liabilities	—	—	—	—	15,771	—	—	—	—	15,771
Equity in net income (loss) of and gain (loss) on sales of affiliates	(61)	12	475	12	—	3,144	4,369	10,925	(1,330)	17,546
Discontinued operations	—	—	1,325	487	—	—	2,901	—	—	4,713
Segment profit (loss)	43,787	9,342	18,102	6,244	5,382	10,079	7,601	17,848	(1,252)	117,133
Segment assets	1,806,686	147,231	909,019	309,558	582,473	412,505	472,595	413,041	56,634	5,109,742
Long-lived assets	83,214	89,653	71,006	192,969	25,225	786	60,208	76,368	31,683	631,112
Expenditures for long-lived assets	30,889	52,592	12,458	40,410	8,090	1	8,384	30,926	20	183,770
Investment in affiliates	99	35	(676)	634	12,852	50,568	26,778	54,360	4,528	149,178

     The accounting policies of the segments are almost the same as those described in Note 2 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Equity in net income (loss) of affiliates, minority interest income and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, certain foreign exchange gains or losses and write-offs of unamortized deferred credits, are excluded from the segment profit or loss and are regarded as corporate items.

     Assets attributed to each segment are consolidated operating assets (investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets), inventories, advances for investment in operating leases (included in other assets) and investment in affiliates (not including loans). This has resulted in depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

     The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are revenues, segment profit and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen
	2003	2004
Revenues:
Total revenues for segments	675,652	720,041
Revenue related to corporate assets	7,993	6,287
Revenue from discontinued operations	(1,825)	(5,555)

Total consolidated revenues	681,820	720,773

Segment profit:
Total profit for segments	52,295	117,133
Unallocated interest expenses, general and administrative expenses	(5,403)	(7,975)
Adjustment of income tax expenses to equity in net income and minority income	(986)	(141)
Unallocated write-downs of securities	(3,408)	(2,637)
Unallocated other gain or loss	3,790	490
Discontinued operations	(1,169)	(4,713)

Total consolidated income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	45,179	102,157

Segment assets:
Total assets for segments	5,372,182	5,109,742
Inventories	(100,893)	(121,441)
Advance for investment in operating leases	(43,890)	(39,343)
Investment in affiliates (not including loans)	(131,388)	(149,237)
Corporate assets	47,158	49,472

Total consolidated operating assets	5,143,169	4,849,194

     FASB Statement No. 131 (“Disclosure about Segments of an Enterprise and Related Information”) requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for operations in Japan and on the bases of geographic area for overseas operations, the information required is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are significant. Almost all the revenues of the Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the foreign subsidiaries and foreign affiliates.

     FASB Statement No. 131 requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted includes the required information. No single customer accounted for 10% or more of the total revenues for fiscal 2003 and 2004.

     For fiscal 2003 and 2004, revenues from foreign customers are as follows, respectively.

Year ended March 31, 2003

		Millions of yen
			Asia and
		America	Oceania	Europe	Total
I	Overseas revenue	58,130	57,467	14,748	130,345
II	Consolidated revenue				681,820
III	The rate of the overseas revenues to consolidated revenue	8.5%	8.4%	2.2%	19.1%

Year ended March 31, 2004

		Millions of yen
			Asia and
		America	Oceania	Europe	Total
I	Overseas revenue	44,930	55,947	12,171	113,048
II	Consolidated revenue				720,773
III	The rate of the overseas revenues to consolidated revenue	6.2%	7.8%	1.7%	15.7%

33.	Consolidated Supplementary Statement

     Valuation and qualifying account and reserve as of March 31, 2004 is as follows:

	Millions of yen
		Addition:
		charged to		Other:
		costs and		Translation
	2003	expenses	Deduction	adjustment	2004
Restructuring cost:
Closed office lease obligations	187	421	(146)	(15)	447
Disposal of equipment	—	44	(31)	(1)	12
Severance and other benefit to terminated employees	20	204	(137)	(6)	81
Other closure, employee and professional costs	21	133	(84)	—	70

Total	228	802	(398)	(22)	610
Deferred tax assets: valuation allowance	10,029	3,514	(2,495)	(256)	10,792